Allstate®

THE ALLSTATE CORPORATION

2775 Sanders Road

Northbrook, Illinois 60062-6127

March 27, 2000

Notice of Annual Meeting and Proxy Statement

Dear Stockholder:

You are invited to attend Allstate's 2000 annual meeting of stockholders to be held on Thursday, May 18, 2000. The meeting will be held at 11 a.m. in the Bank One Auditorium, 1 Bank One Plaza (located at Dearborn and Madison), Chicago, Illinois.

Following this page are the following:

- The notice of meeting
- The proxy statement
- Financial information about Allstate and management's discussion and analysis of Allstate's operations and financial condition

Also enclosed are the following:

- A proxy card
- A postage-paid envelope
- Allstate's 1999 summary Annual Report

Your vote is important. You may vote by telephone, internet or mail. Please use one of these methods to vote before the meeting even if you plan to attend the meeting.

Sincerely,

Edward M. Liddy

Edward M. Liddy
Chairman, President and
Chief Executive Officer

THE ALLSTATE CORPORATION

2775 Sanders Road

Northbrook, Illinois 60062-6127

March 27, 2000

Notice of Annual Meeting of Stockholders

The annual meeting of stockholders of The Allstate Corporation will be held at the Bank One Auditorium which is located on the Plaza level of the Bank One building, 1 Bank One Plaza, Chicago, Illinois on Thursday, May 18, 2000, at 11 a.m. for the following purposes:

1. To elect to the Board of Directors thirteen directors to serve until the 2001 annual meeting
2. To ratify the appointment of Deloitte & Touche LLP as Allstate's independent auditors for 2000
3. To consider a stockholder proposal for cumulative voting in elections of directors
4. To consider a stockholder proposal for the endorsement of CERES principles

In addition, any other business properly presented may be acted upon at the meeting.

Allstate began mailing this proxy statement and proxy cards to its stockholders and to participants in its profit sharing fund on March 27, 2000.

By Order of the Board,

Robert W. Pike
Secretary

Table of Contents

Proxy and Voting Information

Who is asking for your vote and why

The annual meeting will be held only if a majority of the outstanding common stock entitled to vote is represented at the meeting. If you vote before the meeting or if you attend the meeting in person, your shares will be counted for the purpose of determining whether there is a quorum. To ensure that there will be a quorum, the Allstate Board of Directors is requesting that you vote before the meeting and allow your Allstate stock to be represented at the annual meeting by the proxies named on the enclosed proxy card. Voting before the meeting will not prevent you from voting in person at the meeting. If you vote in person at the meeting, your previous vote will be automatically revoked.

Who can vote

You are entitled to vote if you were a stockholder of record at the close of business on March 20, 2000. On March 20, 2000, there were 751,791,781 Allstate common shares outstanding and entitled to vote at the annual meeting.

How to vote

If you hold your shares in your own name as a record holder, you may instruct the proxies how to vote your shares in any of the following ways:

- By using the toll-free telephone number printed on the proxy card
- By using the internet voting site listed on the proxy card
- By signing and dating the proxy card and mailing it in the enclosed postage-paid envelope to The Allstate Corporation, c/o First Chicago Trust Company, a division of EquiServe, P.O. Box 8010, Edison, NJ 08818-9007

You may vote by telephone or internet 24 hours a day, seven days a week. If you hold your shares through a broker, bank or other nominee (in other words, in ‘‘street name’’), you may vote your shares by following the instructions they have provided.

How votes are counted and discretionary voting authority of proxies

When you vote you may direct the proxies to withhold your votes from particular director nominees and to vote ‘‘for,’’ ‘‘against,’’ or ‘‘abstain’’ with respect to each of the other proposals.

The thirteen nominees who receive the most votes will be elected to the open directorships even if they get less than a majority of the votes. For any other item to be voted on, more votes must be cast for it than against it.

Abstention with respect to any of items 2 through 4 will be counted as shares present at the meeting and will have the effect of a vote against the matter. Broker non-votes (that is, if the broker holding your shares in street name does not vote with respect to a proposal) and shares as to which proxy authority is withheld with respect to a particular matter will not be counted as shares voted on the matter and will have no effect on the outcome of the vote.

If you use the telephone, the internet or the proxy card to allow your shares to be represented at the annual meeting by the proxies but you do not give voting instructions, then the proxies will vote your shares as follows on the four matters set forth in this proxy statement:

- *For* all of the nominees for director listed in this proxy statement
- *For* the appointment of Deloitte & Touche LLP as Allstate’s independent auditors for 2000
- *Against* the stockholder proposal for cumulative voting in elections of directors
- *Against* the stockholder proposal for CERES principles

Other than the four items set forth in this proxy statement, Allstate knows of no other matters to be brought before the meeting. If you use the telephone, the internet or the proxy card to allow your shares to be represented at the annual meeting, the proxies may vote your shares in accordance with their judgment on any other matters presented at the meeting.

How to change your vote

Before your shares have been voted at the annual meeting by the proxies, you may change or revoke your vote in the following ways:

- Voting again by telephone, by internet or in writing
- Attending the meeting and voting your shares in person

Unless you attend the meeting and vote your shares in person, you should use the same method as when you first voted—telephone, internet or writing. That way, the inspectors of election will be able to identify your latest vote.

If you hold your shares in street name and you plan to attend the meeting, please bring documentation from the record holder of your shares to demonstrate that you have the right to attend and to personally vote your shares.

Confidentiality

All proxies, ballots and tabulations that identify the vote of a particular stockholder are kept confidential, except as necessary to allow the inspectors of election to certify the voting results or to meet certain legal requirements. Representatives of First Chicago Trust Company, a division of EquiServe, will act as the inspectors of election and will count the votes. They are independent of Allstate and its directors, officers and employees.

Comments written on proxy cards or ballots may be provided to the Secretary of Allstate with the name and address of the stockholder. The comments will be provided without reference to the vote of the stockholder, unless the vote is mentioned in the comment or unless disclosure of the vote is necessary to understand the comment. At Allstate's request, the inspectors of election may provide Allstate with a list of stockholders who have not voted and periodic status reports on the aggregate vote. These status reports may include breakdowns of vote totals by different types of stockholders, as long as Allstate is not able to determine how a particular stockholder voted.

Profit Sharing Participants

Participants in the Allstate profit sharing fund will receive a voting instruction form instead of a proxy card to provide their voting instructions to The Northern Trust, the profit sharing fund trustee.

Item 1
Election of Directors

Except for F. Duane Ackerman, Mary Alice Taylor and Judith A. Sprieser, each nominee was previously elected by the stockholders at Allstate's 1999 Annual Meeting on May 18, 1999, and has served continuously as a director for the period succeeding the date of his or her election. The terms of all directors will expire at this annual meeting in May 2000. No person, other than the directors of Allstate acting solely in that capacity, is responsible for the naming of the nominees. The Board of Directors expects all nominees named in this proxy statement to be available for election. If any nominee is not available, then the proxies may vote for a substitute.

Information as to each nominee follows. Unless otherwise indicated, each nominee has served for at least five years in the business position currently or most recently held.

Nominees



F. Duane Ackerman (Age 58)
Director since October 1999

Chairman, President and Chief Executive Officer since 1997 of BellSouth Corporation, a communications services company. Mr. Ackerman previously served as President and Chief Executive Officer of BellSouth Corporation from 1996 to 1997 and as Chief Operating Officer and Vice Chairman from 1995 to 1996.



James G. Andress (Age 61)
Director since 1993

Chairman and Chief Executive Officer since February 1997 of Warner Chilcott PLC, a pharmaceutical company. Mr. Andress had been President, Chief Executive Officer and a director of Warner Chilcott since 1996. Mr. Andress also served as its President and Chief Executive Officer from November 1996 until 1998. Previously, Mr. Andress was Co-Chief Executive Officer, Chief Operating Officer and President of Information Resources, Inc. (''IRI''), a market research and corporate software organization, from May 1994 until September 1995. Mr. Andress is also a director of IRI, OptionCare, Inc., Sepracor, Inc., The Liposome Company, Inc. and Xoma Corporation.



Warren L. Batts (Age 67)
Director since 1993

Chairman and Chief Executive Officer of Tupperware Corporation, a consumer products company, from June 1996 until his retirement in September 1997. He served as Chairman and Chief Executive Officer of Premark International, Inc. from September 1986 to June 1996 and as Chairman of the Board of Premark International, Inc. until September 1997. He is also a director of Cooper Industries, Inc., The Derby Cycle Corporation, Sears, Roebuck and Co., and Sprint Corporation.



Edward A. Brennan (Age 66)
Director since 1993

Chairman of the Board, President and Chief Executive Officer of Sears, Roebuck and Co. from January 1986 until his retirement in August 1995. Mr. Brennan is also a director of AMR Corporation, Dean Foods Company, Minnesota Mining and Manufacturing Company, Morgan Stanley Dean Witter & Co., The SABRE Group Holdings, Inc., and Unicom Corporation.



James M. Denny (Age 67)
Director since 1993

Managing Director since September 1995 of William Blair Capital Partners, a private equity fund. Mr. Denny served as Vice Chairman of Sears, Roebuck and Co. from February 1992 until his retirement in August 1995. He is also a director of ChoicePoint, Inc., GATX Corporation, and Gilead Sciences, Inc.



W. James Farrell (Age 57)
Director since 1999

Chairman since May 1996 and Chief Executive Officer since September 1995 of Illinois Tool Works Inc., a manufacturer of engineering and industrial components. Mr. Farrell served as President of Illinois Tool Works from September 1994 to May 1996 and as Executive Vice President from 1983 to 1994. He is also a director of Sears, Roebuck and Co. and the Quaker Oats Company.



Ronald T. LeMay (Age 54)
Director since 1999

President and Chief Operating Officer since October 1997 of Sprint Corporation, a global communications company. Mr. LeMay was Chairman, President and Chief Executive Officer of Waste Management, Inc., a provider of waste management services, from July 1997 to October 1997. Previously, Mr. LeMay was President and Chief Operating Officer of Sprint from February 1996 to July 1997 and Vice Chairman from April 1995 to February 1996. He was Chief Executive Officer of Sprint Spectrum L.P. from March 1995 to September 1996, and President of Sprint's Long Distance Division from October 1989 to March 1995. Mr. LeMay is also as a director of Ceridian Corporation, Imation Corporation, Sprint Corporation, Yellow Corporation, and Utilicorp.



Edward M. Liddy (Age 54)
Director since 1999

Chairman, President and Chief Executive Officer of Allstate since January 1999. Mr. Liddy served as President and Chief Operating Officer of Allstate from January 1995 until 1999. Before joining Allstate, Mr. Liddy was Senior Vice President and Chief Financial Officer of Sears, Roebuck and Co. He is also a director of The Kroger Co.



Michael A. Miles (Age 60)
Director since 1993

Special Limited Partner since 1995 of Forstmann Little & Co., an investment banking company. He is also a director of Dell Computer Corporation, The Interpublic Group of Companies, Inc., Morgan Stanley Dean Witter & Co., Sears, Roebuck and Co., and Time Warner Inc.



H. John Riley, Jr. (Age 59)
Director since 1998

Chairman, President and Chief Executive Officer since April 1996 of Cooper Industries Inc., a diversified manufacturer of electrical products and tools and hardware. Mr. Riley had served as President and Chief Executive Officer of Cooper since 1995 and as President and Chief Operating Officer from 1992 to 1995. He is also a director of Baker Hughes Inc.



Joshua I. Smith (Age 58)
Director since 1997

Chairman and Chief Executive Officer since 1978 of The MAXIMA Corporation, a provider of technology systems support services. In June 1998, The MAXIMA Corporation filed a voluntary petition for reorganization under Chapter 11 of the Bankruptcy Reform Act of 1978 in the United States Bankruptcy Court, District of Maryland. Mr. Smith is also a director of Caterpillar, Inc. and FDX Corporation.



Judith A. Sprieser (Age 46)
Director since July 1999

Executive Vice President since 1998 of Sara Lee Corporation, a global consumer packaged goods company. Ms. Sprieser served as Chief Financial Officer of Sara Lee Corporation from 1994 to 1998. Ms. Sprieser also serves as a director of The Chicago Network and USG Corporation, and is a trustee of Northwestern University.



Mary Alice Taylor (Age 50)

Chairman and Chief Executive Officer of HomeGrocer.com since September 1999, an internet e-commerce company. Ms. Taylor was Corporate Executive Vice President of Citigroup, Inc. from January 1997 until September 1999. Previously, Ms. Taylor was Senior Vice President of Federal Express Corporation from June 1980 until December 1996. Ms. Taylor also serves as a director of Autodesk, Inc. and Dell Computer Corporation. Ms. Taylor had previously served as a director of Allstate from March 1996 until October 1998 when, because of her position at Citigroup, Inc. and its merger with The Traveler's Group in 1998, she resigned from the Allstate board.

Meetings of the Board and Board Committees

The Board held 8 meetings during 1999. Each incumbent director attended at least 75% of the Board meetings and meetings of committees of which he or she was a member. The following table identifies the members of each committee of the Board and states the number of meetings held by each such committee during 1999. A summary of each committee's functions and responsibilities follows the table.

Director	Audit	Compensation and Succession	Nominating and Governance
F. Duane Ackerman		✓	
James G. Andress	✓	✓	
Warren L. Batts		✓*	✓
Edward A. Brennan		✓	✓*
James M. Denny	✓		✓
W. James Farrell		✓	
Ronald T. LeMay	✓	✓	
Michael A. Miles	✓*		✓
H. John Riley, Jr.		✓	✓
Joshua I. Smith	✓		✓
Judith A. Sprieser	✓		
Number of Meetings in 1999	4	6	2
* Committee Chair			

Audit Committee Functions:

- Review Allstate's annual financial statements, annual report on Form 10-K and annual report to stockholders
- Review recommendations by the internal auditors and the independent auditors on accounting matters and internal controls
- Advise the Board on the scope of audits
- Review reports by the internal auditors on management's compliance with law and with Allstate's policies on ethics and business conduct
- Confer with the General Counsel on the status of potentially material legal matters affecting Allstate's financial statements
- Advise the Board on the appointment of independent auditors
- May conduct independent inquiries

Compensation and Succession Committee Functions:

- Recommend nominees for certain officer positions
- Administer Allstate's executive compensation, stock option and benefit plans
- Advise the Board on the proxy statement and form of proxy for the annual meeting
- Annual review of management organization and succession plans for the senior officers of each significant operating subsidiary

Nominating and Governance Committee Functions:

- Recommend nominees for election to the Board and its committees
- Recommend nominees for election as Chairman and Chief Executive Officer
- Determine the criteria for the assessment of the performance of the Board and administer non-employee director compensation
- Conduct periodic reviews of the performance of the Chairman and Chief Executive Officer
- Advise the Board on the proxy statement and form of proxy for the annual meeting
- Advise the Board on the establishment of guidelines on corporate governance
- Advise the Board on policies and practices on stockholder voting

Compensation Committee Interlocks and Insider Participation

During 1999, the Compensation and Succession Committee consisted of Warren L. Batts, Chairman, F. Duane Ackerman, James G. Andress, Edward A. Brennan, W. James Farrell, Ronald T. LeMay and H. John Riley, Jr. Mr. Ackerman was elected to the committee on November 3, 1999. None is a current or former officer of Allstate or any of its subsidiaries. There were no committee interlocks with other companies in 1999 within the meaning of the Securities and Exchange Commission's proxy rules.

Directors' Compensation and Benefits

The following table lists the compensation and benefits provided in 1999 to directors who are not employees of Allstate or its affiliates (''non-employee directors''):

Non-Employee Directors' Compensation and Benefits

	Cash Compensation	Equity Compensation	
	Annual Retainer Fee(a)	Grant of Allstate Shares(b)	Stock Option for Allstate Shares(c)
Board Membership	$25,000	1,000 shares	3,000 shares
Committee Chairperson:			
Audit, Compensation and Succession, Nominating and Goverance Committees	$ 5,000		
Committee Members:			
Audit, Compensation and Succession, Nominating and Goverance Committees	–0–		

(a) Under Allstate's Deferred Compensation Plan for Directors, directors may elect to defer directors' fees to an account which generates earnings based on:
1. The market value of and dividends on Allstate's common shares (''common share equivalents'')
2. The average interest rate payable on 90-day dealer commercial paper
3. Standard & Poor's 500 Composite Stock Price Index (with dividends reinvested)
4. A money market fund
No director has voting or investment powers in common share equivalents, which are payable solely in cash. Subject to certain restrictions, amounts deferred under the plan (together with earnings thereon) may be transferred between accounts and are distributed in a lump sum or over a period not in excess of ten years.

(b) Granted each December 1st under the Equity Incentive Plan for Non-Employee Directors (the ''Equity Plan'') and subject to restrictions on transfer until the earliest of six months after grant, death or disability or termination of service. Grants are accompanied by a cash payment to offset the increase in the director's federal, state and local tax liabilities (assuming the maximum prevailing individual tax rates) resulting from the grant of shares. Directors who are elected to the board between annual shareholder meetings are granted a pro-rated number of Allstate shares on June 1st following the date of the director's initial election.

(c) Granted each June 1st at exercise prices equal to 100% of value on the date of grant. Directors who are elected to the board between annual shareholder meetings are granted an option for a pro-rated number of shares on the date of their election at an exercise price equal to 100% of value on the date of their election. The options become exercisable in three equal annual installments, expire ten years after grant, and have a ''reload'' feature. The reload feature permits payment of the exercise price by tendering Allstate common stock, which in turn gives the option holder the right to purchase the same number of shares tendered at a price equal to the fair market value on the exercise date. The options permit the option holder to exchange shares owned or have option shares withheld to satisfy all or part of the exercise price. The vested portion of options may be transferred to any immediate family member, to a trust for the benefit of the director or immediate family members, or to a family limited partnership.

Security Ownership of Directors and Executive Officers

The following table sets forth certain information as to shares of Allstate common stock beneficially owned by each director and nominee, each executive officer named in the Summary Compensation Table, and by all executive officers and directors of Allstate as a group. Shares reported include shares held as nontransferable restricted shares awarded under Allstate's employee benefit plans, subject to forfeiture under certain circumstances, and shares subject to stock options exercisable on or prior to April 1, 2000. The percentage of Allstate shares beneficially owned by any Allstate director or nominee or by all directors and officers of Allstate as a group does not exceed 1%. Unless indicated otherwise in the footnotes below, all shares are directly owned as of January 31, 2000.

Name	Amount and Nature of Beneficial Ownership of Allstate Shares (a)
F. Duane Ackerman	11,029
James G. Andress	11,660
Warren L. Batts	24,350
Edward A. Brennan	282,152(b)
James M. Denny	140,596(c)
W. James Farrell	1,000
Ronald T. LeMay	1,750(d)
Edward M. Liddy	1,160,374(e)
Michael A. Miles	28,498
H. John Riley, Jr.	13,834(f)
Joshua I. Smith	7,250(g)
Judith A. Sprieser	560
Mary Alice Taylor	4,267
Robert W. Gary	476,403(h)
Louis G. Lower, II	313,489(i)
Casey J. Sylla	196,860(j)
Thomas J. Wilson, II	371,739(k)
All directors and officers as a group	4,522,045(l)

(a) Each of the totals for Messrs. Andress, Batts, Brennan, Denny and Miles includes 6,000 Allstate shares subject to option.

(b) Does not include 36,894 shares held by Mr. Brennan's spouse. Mr. Brennan disclaims beneficial ownership of these shares.

(c) Does not include 18,000 shares held by Northcote LLC, of which Mr. Denny's spouse is a managing member. Also does not include 370 shares held in a trust of which Mr. Denny is co-trustee. Mr. Denny disclaims beneficial ownership of these shares.

(d) Includes 250 shares subject to option.

(e) Includes 973,078 shares subject to option.

(f) Includes 834 shares subject to option. Also includes 10,000 shares purchased March 14, 2000.

(g) Includes 3,750 shares subject to option.

(h) Includes 451,622 shares subject to option. Does not include 100 shares held by Mr. Gary's adult children; Mr. Gary disclaims beneficial ownership of these shares.

(i) Includes 265,290 shares subject to option.

(j) Includes 183,529 shares subject to option.

(k) Includes 356,227 shares subject to option.

(l) Includes 3,527,196 shares subject to option.

Security Ownership of Certain Beneficial Owners

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Common	Northern Trust Corporation 50 S. LaSalle Street Chicago, IL 60675	52,444,960(a)	6.7%
Common	Capital Research & Management Company 333 South Hope Street, 55th Floor Los Angeles, CA 90071	46,445,000(b)	5.9%

(a) As of December 31, 1999. Held by Northern Trust Corporation together with certain subsidiaries (collectively ''Northern''). Of such shares, Northern holds 2,146,695 with sole voting power; 50,194,669 with shared voting power; 3,021,312 with sole investment power; and 210,536 with shared investment power. 48,897,997 of such shares are held by The Northern Trust Company as trustee on behalf of participants in Allstate's profit sharing plan. Information is provided for reporting purposes only and should not be construed as an admission of actual beneficial ownership.

(b) As of December 31, 1999 based on Form 13G reflecting sole investment power over shares, filed by Capital Research and Management Company on February 14, 2000.

Item 2
Ratification of Appointment of Auditors

Item 2 is the ratification of the recommendation of the Audit Committee and the Board that Deloitte & Touche LLP be appointed auditors for 2000. Representatives of Deloitte & Touche LLP will be present at the meeting, will be available to respond to questions and may make a statement if they so desire.

The Board unanimously recommends that stockholders vote *for* the ratification of the appointment of Deloitte & Touche LLP as auditors for 2000 as proposed.

Item 3
Stockholder Proposal on Cumulative Voting

Mr. William E. Parker and Ms. Terri K. Parker, 544 Ygnacio Valley Road, Suite B, Walnut Creek, California 94596, registered owners of 209.7 shares of Allstate common stock as of February 15, 2000, have given notice of their intention to propose the following resolution at the Annual Meeting. The proposal, as submitted, reads as follows:

''Resolved: That the stockholders of The Allstate Corporation, assembled at the annual meeting in person and by proxy, hereby request the Board of Directors to take steps necessary to provide for cumulative voting in the election of directors, which means each stockholder shall be entitled to as many votes as shall equal the number of shares he or she owns multiplied by the number of directors to be elected, and he or she may cast all of the votes for a single candidate, or any two or more of them as he or she may see fit.''

The following statement has been submitted in support of the resolution:

''At the 1998 Stockholders meeting of The Allstate Corporation, this proposal received more than 95,000,000 votes, and last year it received over 184,000,000 votes. This shows a strong interest by the stockholders on the issue of corporate affairs and management accountability.

We believe that the company's financial performance is directly related to its corporate governance procedures and policies.

In the past we pointed out that negative events, like Criminal Investigations and the reopening of the earthquake claims were not good for business.

The company is under investigation from the Department of Labor with regard to the classification of agents as exempt or non-exempt from the requirements of the Fair Labor Standards Act. In addition, agents have asked the Department of Labor to investigate Allstate's classification of its Exclusive Agency Independent Contractor Program as an independent contractor program for purposes of the Fair Labor Standards Act. Also the company is a defendant in lawsuits involving car repairs which allege non-original manufacturers' parts are inferior to original equipment manufacturers' parts.

Cumulative voting increases the possibility of electing independent minded directors that will enforce management's accountability to shareholders.

Corporations that have independent minded directors can help foster improved financial performance and greater stockholder wealth.

Management nominees to the board often bow to the chairman's desires on business issues and executive pay without question.

Currently, the company's Board of Directors is composed entirely of management nominees. Cumulative voting would aid in placing a check on management nominees by creating more competitive elections. The National Bank Act provides for cumulative voting for bank company boards. California law provides that all state pension and state college funds, invested in shares must vote for cumulative voting. Sears, Roebuck and Company, founded the Allstate Insurance Company in 1931 and adopted cumulative voting in 1906. The argument that the adoption of cumulative voting will lead to the election of dissidents to the Board that will only represent the special interests is misleading, because the standards of fiduciary duty compel all directors to act in the best interest of all shareholders. Directors who fail to respect the duties of loyalty and/or care expose themselves to significant liability. We believe that honest differences of opinion are good for a corporation. Dissent stimulates debate, which leads to thoughtful action and deters complacency on the Board of Directors.

Please vote yes on this resolution, or abstain from voting, as a non vote is considered a no vote.''

The Board unanimously recommends that stockholders vote *against* this proposal for the following reasons:

The General Corporation Law of Delaware, the state in which Allstate is incorporated, allows cumulative voting only if it is provided for in a corporation's certificate of incorporation. Allstate's certificate of incorporation does not provide for cumulative voting. Consequently, each director of Allstate must be elected by a plurality of the votes of all shares present in person or represented by proxy.

At present, Allstate's entire Board must stand for election each year, and Allstate's By-Laws permit stockholders to nominate candidates to serve as directors, subject to compliance with the procedures provided in the By-Laws. The Board believes that a change in the method of stockholder voting would be appropriate only if another method would better serve the interests of the stockholders as a whole. The Board believes that cumulative voting would empower a limited group of stockholders with the ability to support only a special interest group by electing one or more directors representing primarily the interests of that group. The Board believes directors elected by this method may view themselves as representatives of only the group that elected them. They may feel obligated to represent that group's interests, regardless of whether the furtherance of those interests would benefit all stockholders generally. This would lead to the promotion of narrow interests rather than those of stockholders at large. Election of directors by a plurality vote of all voted shares is designed to produce a Board that views its accountability as being to all stockholders.

The Board believes that cumulative voting introduces the possibility of partisanship among Board members representing particular groups of stockholders, which could destroy the ability of the Board to work together. These factors could operate to the disadvantage of Allstate and its stockholders. The present method of electing directors, where each director is elected by a plurality vote of the shares held by all stockholders, encourages the directors to administer the affairs of Allstate for the benefit of all of its stockholders. The Board believes each director should serve on the Board only if a plurality of shares held by all voting stockholders elect the director to that position.

The percentage of shares that voted in favor of the cumulative voting proposal actually declined in 1999. The number of favorable votes cited to in the proposal does not take into account the effect of the two-for-one stock split which occurred on July 1, 1998.

The Board is confident that this method will continue to work successfully for the benefit of all stockholders. The Board agrees that financial performance is driven in part by strong corporate governance standards which is why it is continuing to cooperate fully with the federal government's investigation of the 1994 Northridge, California earthquake claims handling. To date, no criminal charges have been brought against Allstate and we cannot yet determine the impact of resolving the matter. Regarding the reopening of claims, Allstate has resolved the vast majority of all Northridge claims and related litigation. The pending lawsuits relating to the use of non-original equipment manufacturer replacement parts are in various stages of development and the outcome of these disputes is currently uncertain. Lastly, Allstate has received confirmation from the Department of Labor that it does not intend to pursue the matter of alleged Fair Labor Standards Act violations at this time.

For the reasons stated above, the Board recommends a vote *against* this proposal.

Item 4
Stockholder Proposal Relating to CERES Principles

Ms. Elizabeth R. Welsh, beneficial owner of 95 shares of Allstate common stock as of December 10, 1999, (shares held through Trillium Asset Management Corporation, 711 Atlantic Avenue, Boston Massachusetts 02111-2809) has given notice of her intention to propose the following resolution at the Annual Meeting. The proposal, as submitted, reads as follows:

''ENDORSEMENT OF THE CERES PRINCIPLES
FOR PUBLIC ENVIRONMENTAL ACCOUNTABILITY

WHEREAS: Leaders of industry in the United States now acknowledge their obligation to pursue superior environmental performance and to disclose information about the performance to their investors and other stakeholders.

The integrity, utility, and comparability of environmental disclosure depend on using a common format, credible metrics, and a set of generally accepted standards. This will enable investors to assess environmental progress within and across industries.

The Coalition for Environmentally Responsible Economies (CERES)—a ten-year partnership between large investors, environmental groups, and corporations—has established what we believe is the most thorough and well-respected environmental disclosure form in the United States. CERES has also taken the lead internationally, convening major organizations together with the United Nations Environment Programme in the Global Reporting Initiative, which has produced guidelines for standardizing environmental disclosure worldwide.

Companies that endorse the CERES Principles engage with stakeholders in transparent environmental management and agree to a single set of consistent standard for environmental reporting. That standard is set by the endorsing companies together with CERES.

The CERES Principles and CERES Report have been adopted by leading firms in various industries: Arizona Public Service, Bank America, BankBoston, Baxter International, Bethlehem Steel, Coca-Cola, General Motors, Interface, ITT Industries, Northeast Utilities, Pennsylvania Power and Light, and Polaroid, and Sun company.

We believe endorsing the CERES Principles commits a company to the prudent oversight of its financial and physical resources through: 1) protection of the biosphere; 2) sustainable use of natural resources; 3) waste reduction; 4) energy conservation; 5) risk reduction; 6) safe products/services; 7) environmental restoration; 8) informing the public; 9) management commitment; 10) audits and reports. (The full text of the CERES Principles and accompanying CERES Report form are obtainable from CERES, 11 Arlington Street, Boston, Massachusetts 02116, (617) 247-0700/ *www.ceres.org.*)

RESOLVED: Shareholders request that the company endorse the CERES Principles as a reasonable and beneficial component of their corporate commitment to be publicly accountable for environmental performance.

SUPPORTING STATEMENT: Recent studies show that the integration of environmental commitment into business operations provides competitive advantage and improves long-term financial performance for companies. In addition, the depth of a firm's environmental commitment and the quality with which it manages its environmental performance are indicators of prudent foresight exercised by management.

Given investors' needs for credible information about a firm's environmental performance and given the number of companies that have already endorsed the CERES Principles and adopted its report format, it is a reasonable, widely accepted step for a company to endorse these Principles if it wishes to demonstrate its seriousness about superior environmental performance.

Your vote FOR this resolution serves the best interests of our Company and its shareholders.''

The Board unanimously recommends that stockholders vote *against* this proposal for the following reasons:

Allstate has long been committed to conducting its business and operations in an environmentally sound manner and agrees, in principle, with the objectives espoused by the CERES organization. However, Allstate's environmental efforts and commitments need to be closely aligned with that of its stockholders as well as its policyholders and their communities. The Board does not believe that the formal endorsement of the CERES principles would effectively advance those interests.

Allstate's environmental efforts have been underway for many years and reflect its commitment to operating in a human-healthy and environmentally sound manner. Allstate locations engage in recycling programs that include paper, newspaper, plastics, cans, cutting blades, fluorescent lamps, fuel oil, solvents, automobile tires, coolants and scrap metals. Allstate operates an energy-friendly vanpool program for its home office employees. Allstate's Tech-Cor research and training facility works with auto manufacturers to develop innovative ways to make cars more damage resistant, safe and cost-efficient.

Allstate prides itself on its history of commitment to various community service programs. This commitment is demonstrated through external partnerships, financial support and by encouraging employee volunteerism. A few of the community-focused organizations that Allstate supports include America's Promise, the Boys and Girls Clubs of America, the NeighborWorks Network, the All-America Cities Awards and the National Council of LaRaza. In addition to its community service investments, Allstate also manages its investment portfolio with consideration given to environmental and community value criteria.

Allstate's commitment to human safety and risk aversion lies at the very core of its business. We continuously strive to promote awareness of issues aimed at accident- and injury-prevention and safety. In this regard, we publish hundreds of safety-related pamphlets and post an annual safety calendar of events on our website. Topics are targeted to health and safety issues arising in any given month—from child passenger safety month to alcohol awareness month to tornado, hurricane and wildfire preparedness months.

Allstate has considered the CERES Principles carefully and while it agrees with their fundamental objectives, the Board does not recommend their formal endorsement. As a service business, we do not feel it is appropriate to adopt mandatory principles that for us would add administrative burden and an unnecessary financial drain. As an insurer, Allstate must comply with the state laws of all fifty states as well as all relevant federal laws. Adding the expense of compliance with the CERES Principles as well as the payment of the organization's dues would not be in the best interests of Allstate or its shareholders.

For the reasons stated above, the Board recommends a vote *against* this proposal.

Executive Compensation

The following Summary Compensation Table sets forth information on compensation earned in 1997, 1998 and 1999 by Mr. Liddy (Allstate's Chief Executive Officer since January 1, 1999) and by each of Allstate's four most highly compensated executive officers (with Mr. Liddy, the ''named executives'').

Summary Compensation Table

		Annual Compensation			Long-Term Compensation			
					Awards		Payouts	
Name and Principal Position	**Year**	**Salary ($)**	**Bonus ($)(1)**	**Other Annual Compensation ($)(2)**	**Restricted Stock Award(s) ($)(3)**	**Securities Underlying Options/SARs (#)(4)**	**LTIP Payouts ($)(5)**	**All Other Compensation ($)(6)**
Edward M. Liddy	1999	890,000	538,873	13,218	–0–	400,000	2,468,250	7,292
(Chairman, President and	1998	762,143	1,714,823	11,552	–0–	225,000	–0–	8,626
Chief Executive Officer)	1997	709,167	1,595,625	306,765	849,912	177,952	1,027,032	8,626
Robert W. Gary	1999	518,100	219,896	19,168	–0-	105,000	1,222,004	7,124
(President of Personal	1998	459,333	602,874	12,973	–0–	67,824	–0–	8,684
Property and Casualty)	1997	414,667	544,251	13,270	315,053	52,762	512,204	8,684
Louis G. Lower, II	1999	458,700	409,213	94,044	–0–	50,000	1,204,088	7,081
(Chairman, Allstate	1998	458,700	505,999	25,064	–0–	55,417	–0–	8,694
Life and Savings)	1997	453,225	500,000	22,933	280,589	51,828	570,068	8,694
Casey J. Sylla	1999	409,200	494,632	3,688	–0–	137,662	811,230	7,142
(Chief Investment	1998	386,000	362,913	3,742	–0–	35,511	–0–	8,569
Officer of Allstate	1997	364,000	636,618	3,106	239,510	36,384	373,013	8,000
Insurance Company)								
Thomas J. Wilson, II	1999	458,700	409,213	79,589	–0–	165,340	930,864	6,998
(President, Allstate	1998	405,100	510,001	2,393	–0–	53,850	–0–	8,646
Life and Savings)	1997	383,333	468,375	634	301,776	38,934	384,738	8,646

(1) Payments under Allstate's Annual Executive Incentive Compensation Plan and Allstate's Annual Covered Employee Incentive Compensation Plan, received in the year following performance.

(2) The amount attributed to Mr. Liddy in 1997 represents principally income tax benefit rights payments under stock options granted to Mr. Liddy by Sears, Roebuck and Co. and assumed by Allstate when it was spun off from Sears in June 1995. The amount reflected for Mr. Lower in 1999 includes $40,691 representing amounts paid for business related spousal travel expenses. Similarly, the amount attributed to Mr. Wilson in 1999 includes $35,868 paid for business related spousal travel expenses. The remainder of the amounts for each of the named executives represent tax gross-up payments attributable to income taxes payable on certain travel benefits, tax return preparation fees and financial planning.

(3) The 1997 awards of restricted stock became unrestricted on or before April 1, 1998.

(4) The 1999 awards are set forth below in detail in the table titled ''Option/SAR Grants in 1999.'' The number of shares listed for the 1997 awards were adjusted for the 2-for-1 stock split in July 1998.

(5) Payments under Allstate's Long-Term Executive Incentive Compensation Plan, received in year following performance cycle.

(6) Each of the named executives participated in group term life insurance and in Allstate's profit sharing plan, a qualified defined contribution plan sponsored by Allstate. The amounts shown represent the premiums paid for the group term life insurance by Allstate on behalf of each named executive officer and the value of the allocations to each named executive's account derived from employer matching contributions to the profit sharing plan.

Option/SAR Grants in 1999

The following table is a summary of all Allstate stock options granted to the named executives during 1999. Individual grants are listed separately for each named executive. In addition, this table shows the potential gain that could be realized if the fair market value of Allstate's common shares were not to appreciate, or were to appreciate at either a five or ten percent annual rate over the period of the option term:

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term		
	Number of Securities Underlying Options/SARs Granted(1)	% of Total Options/SARs Granted to All Employees in 1999	Exercise or Base Price ($/SH)	Expiration Date	0%	5%($)	10%($)
Edward M. Liddy	400,000	5.39	35.00	8/12/09	–0–	$8,804,525	$22,312,394
Robert W. Gary	55,000	.74	39.19	1/4/09	–0–	$1,355,551	$ 3,435,232
	50,000	.67	35.00	8/12/09	–0–	$1,100,566	$ 2,789,049
Louis G. Lower, II	50,000	.67	35.00	8/12/09	–0–	$1,100,566	$ 2,789,049
Casey J. Sylla	40,000	.54	39.19	1/4/09	–0–	$ 985,855	$ 2,498,351
	6,642(2)	.09	37.91	7/26/05	–0–	$ 92,516	$ 212,218
	91,020	1.23	35.00	8/12/09	–0–	$2,003,470	$ 5,077,185
Thomas J. Wilson, II	50,000	.67	39.19	1/4/09	–0–	$1,232,319	$ 3,122,938
	115,340	1.55	35.00	8/12/09	–0–	$2,538,785	$ 6,433,779

(1) These options are exercisable in three or four equal annual installments, were granted with an exercise price equal to or higher than the fair market value of Allstate's common shares on the date of grant, expire ten years from the date of grant, and include tax withholding rights and a ''reload'' feature. Tax withholding rights permit the option holder to elect to have shares withheld to satisfy federal, state and local tax withholding requirements. The reload feature permits payment of the exercise price by tendering Allstate common stock, which in turn gives the option holder the right to purchase the same number of shares tendered, at a price equal to the fair market value on the exercise date. The options permit the option holder to exchange shares owned or to have option shares withheld to satisfy all or part of the exercise price. The vested portions of all the options may be transferred to any immediate family member, to a trust for the benefit of the executive or immediate family members or to a family limited partnership.

(2) Options granted to replace shares tendered in exercise of options under the reload feature.

Option Exercises in 1999 and Option Values on December 31, 1999

The following table shows Allstate stock options that were exercised during 1999 and the number of shares and the value of grants outstanding as of December 31, 1999 for each named executive:

	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options/SARs at 12/31/99(#)		Value of Unexercised In-The-Money Options/SARs at 12/31/99($)(1)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Edward M. Liddy	-0-	-0-	961,412	628,066	8,638,811	-0-
Robert W. Gary	-0-	-0-	451,622	-0-	1,946,201	-0-
Louis G. Lower, II	-0-	-0-	264,284	108,195	1,784,094	-0-
Casey J. Sylla	16,575	376,523	171,315	176,423	1,033,190	-0-
Thomas J. Wilson, II	-0-	-0-	343,727	218,705	3,097,636	-0-

(1) Value is based on the closing price of Company common stock ($24.00) on December 31, 1999, minus the exercise price.

Long-Term Executive Incentive Compensation Plans

LONG-TERM INCENTIVE PLANS — AWARDS IN LAST FISCAL YEAR					
			Estimated Future Payouts Under Non-Stock Price-Based Plans($)(b)		
Name	Number of Shares, Units or Other Rights($)(a)	Performance or Other Period Until Payout	Threshold	Target	Maximum(c)
Edward M. Liddy	2,759,000	1/1/99-12/31/01	689,750	2,759,000	7,242,375
Robert W. Gary	518,100	1/1/99-12/31/01	129,525	518,100	1,360,013
Louis G. Lower, II	458,700	1/1/99-12/31/01	114,675	458,700	1,204,088
Casey J. Sylla	327,360	1/1/99-12/31/01	81,840	327,360	859,320
Thomas J. Wilson, II	458,700	1/1/99-12/31/01	114,675	458,700	1,204,088

(a) Awards represent potential cash incentive to be paid upon achievement of threshold, target or maximum performance objectives.

(b) Target awards are set for participants at the beginning of each cycle based on a percentage of aggregate salary during the cycle. Actual awards are based on each participant's actual salary earned during the cycle. In years in which performance cycles overlap, 50% of the participants' salaries are applied to each cycle. If threshold level performance (80% of goal) were achieved, the awards would be 25% of the participant's target award. If maximum level of performance (125% of goal) or greater were achieved, the award would be 263% of the participant's target award. The performance goal for the 1999-2001 cycle is based solely on return on average equity which is subject to adjustment, in specific calibrations, depending on the relative performance of the Company with respect to its operating earnings per share growth as compared with the performance of an identified peer group, the S&P Property & Casualty Index, with respect to such goal.

(c) Up to $3.5 million of any individual award opportunity may be paid from The Allstate Corporation Long-Term Executive Incentive Compensation Plan. The remainder, if any, will be paid under an arrangement subject to Board approval.

Pension Plans

The following table indicates the estimated total annual benefits payable to the named executives upon retirement under the specified compensation and years of service classifications, pursuant to the combined current benefit formulas of the Allstate Retirement Plan and the unfunded Supplemental Retirement Income Plan. The Supplemental Retirement Income Plan will pay the portion of the benefits shown below which exceeds Internal Revenue Code limits or is based on compensation in excess of Internal Revenue Code limits. Benefits are computed on the basis of a participant's years of credited service (generally limited to 28) and average annual compensation over the participant's highest five successive calendar years of earnings out of the ten years immediately preceding retirement. Only annual salary and annual bonus amounts as reflected in the Summary Compensation Table are considered annual compensation in determining retirement benefits.

Annual retirement benefits are generally payable monthly and benefits accrued from January 1, 1978 through December 31, 1988 are reduced by a portion of a participant's estimated social security benefits. Effective January 1, 1989 the retirement benefit calculation was integrated with the employees' social security wage base. Benefits shown below are based on retirement at age 65 and selection of a straight life annuity.

As of December 31, 1999, Messrs. Liddy and Wilson had 12 and 7 years, respectively, of combined Allstate/Sears service and Messrs. Gary, Lower and Sylla had 38, 23 and 4 years of service, respectively, with Allstate. As a result of their prior Sears service, a portion of Mr. Liddy's and Mr. Wilson's retirement benefits will be paid from the Sears Plan. Allstate has agreed to provide Mr. Liddy with enhanced pension benefits when he reaches 60. The enhanced benefit will be calculated based on the existing pension formula assuming an additional five years of age and five years of service. This enhancement will be phased out at a rate of 20% a year.

	Years of Service				
Remuneration	15	20	25	30	35
$1,000,000	$ 327,000	$ 436,000	$ 545,000	$ 610,000	$ 610,000
$1,500,000	$ 492,000	$ 656,000	$ 820,000	$ 918,000	$ 918,000
$2,000,000	$ 657,000	$ 876,000	$1,095,000	$1,226,000	$1,226,000
$2,500,000	$ 822,000	$1,096,000	$1,370,000	$1,534,000	$1,534,000
$3,000,000	$ 987,000	$1,316,000	$1,645,000	$1,842,000	$1,842,000
$3,500,000	$1,152,000	$1,536,000	$1,920,000	$2,150,000	$2,150,000
$4,000,000	$1,317,000	$1,756,000	$2,195,000	$2,458,000	$2,458,000

Termination of Employment and Change-in-Control Arrangements

Mr. Gary

In November 1999, Allstate agreed to accept Mr. Gary's request to retire effective as of December 31, 1999. In recognition of Mr. Gary's 38 years of dedicated service, Allstate agreed to accelerate the vesting of Mr. Gary's outstanding options. Allstate also agreed to pay Mr. Gary an amount equal to one year's salary in consideration for Mr. Gary's commitment not to enter into an employment or consulting arrangement with an Allstate competitor for a one-year period following his departure from Allstate.

Mr. Lower

In January 2000, Mr. Lower announced his intention to retire. In recognition of his many years of service, Allstate agreed to accelerate the vesting of Mr. Lower's outstanding options and agreed to pay Mr. Lower an enhanced retirement benefit based on 3 years and 5 months of additional age and service credit.

Mr. Sylla

In July 1995, Allstate agreed to provide Mr. Sylla or his beneficiary a basic retirement or death benefit if his employment is terminated within 5 years of July 26, 1995 (Mr. Sylla's date of hire) for any reason other than termination pursuant to Allstate's written policy. The amount of the benefit would be calculated under the Allstate retirement plan, assuming Mr. Sylla had 5 years of service under the plan, and would be reduced by Mr. Sylla's actual years of service. The agreement terminates no later than July 26, 2000.

Change in Control Arrangements

In 1999, the Board approved agreements with the named executives that provide for severance and other benefits upon a ''change of control'' involving Allstate. In general, a change of control is one or more of the following events: 1) any person acquires more than 20% of Allstate common stock; 2) certain changes are made to the composition of the Board; or 3) certain transactions occur that result in Allstate stockholders owning 70% or less of the surviving corporation's stock.

Under these agreements, severance benefits would be payable if an executive's employment is terminated by Allstate without ''cause'' or by the executive for ''good reason'' as defined in the agreements during the three-year period following such event. Good reason includes a termination of employment by a named executive for any reason during the 13th month after a change of control. Allstate believes these agreements encourage retention of its executives and enable them to focus on managing the Company's business thereby more directly aligning management and shareholder interests in the event of a transaction.

The principal benefits include: 1) pro-rated annual incentive award and long-term incentive award (both at target) for the year of termination of employment; 2) a payment equal to three times the sum of the executive's base salary, target annual incentive award and target annualized long-term incentive award; 3) continuation of certain welfare benefits for three years; 4) an enhanced retirement benefit; and 5) reimbursement (on an after-tax basis) of any resulting excise taxes. In addition, all unvested stock options would become exercisable, all restricted stock would vest and nonqualified deferred compensation account balances would become payable.

Compensation and Succession Committee Report

Allstate's Compensation and Succession Committee, which is composed entirely of independent, non-employee directors, administers Allstate's executive compensation program. The purposes of the program are to:

- Link executives' goals with stockholders' interests
- Attract and retain talented management
- Reward annual and long-term performance

In 1996, the Committee created stock ownership goals for executives at the vice president level and above. The goals are for these executives to own, within five years, common stock worth a multiple of base salary, ranging from one times salary to up to three times salary for the Chairman, President and Chief Executive Officer. In 1997, the Committee weighted the compensation opportunities for executive officers, including each of the named executives, more heavily towards compensation payable upon the attainment of specified performance objectives and compensation in the form of Allstate common stock. In 1999, the Committee increased the target award levels for common stock awards for executive officers, including each of the named executives.

Allstate executives can receive three types of compensation, each of which is described in more detail below:

- Annual cash compensation
- Long-term cash compensation
- Long-term equity compensation

Annual Compensation

Annual cash compensation includes base salary and annual incentive awards.

Base salaries of Allstate executives are set by the Committee at a level designed to be competitive in the U.S. insurance industry. At least annually, the Committee reviews a report based on data prepared by independent compensation consultants comparing Allstate's base salary levels for its executives with base salaries paid to executives in comparable positions at other companies in the peer group of large U.S. public insurance companies. The Committee attempts to set Allstate base salaries at the median level of the peer group.

Annual incentive awards are designed to provide certain employees, including each of the named executives, with a cash award based on the achievement of annual performance objectives. These objectives are approved by the Committee prior to the end of the first quarter of the relevant year. Threshold, target and maximum benchmarks are set for each objective. Each award opportunity is based on that individual's potential contribution to the achievement of a particular objective and is stated as a specified percentage of base salary for the year. For 1999, no award was payable with respect to an objective if the threshold level of performance was not attained. In addition, no award would be payable if Allstate sustained a net loss for the year.

Annual incentive awards are paid in March of the year following the year of performance, after the Committee has certified attainment of the objectives. The Committee has the authority to adjust the amount of awards but, with respect to the chief executive officer and the other named executives, has no authority to increase any award above the amount specified for the level of performance achieved with respect to the relevant objective.

For 1999, 75% of Mr. Liddy's annual incentive cash award was based on an operating earnings per share objective. The other 25% was based on a revenue growth objective for the personal property and casualty segment and the life and savings segment.

For 1999, 50% of the annual incentive cash awards for the other named executives was based on one or more performance objectives related to their particular business units. Another 30% was based on achievement of the corporate goals for operating earnings per share and revenue growth. The remaining 20% was based on individual performance priorities.

Allstate met the threshold level of performance on the operating earnings per share objective. On average, the business units achieved slightly less than the target level of performance for their objectives. Allstate did not meet the threshold level of revenue growth for the personal property and casualty segment. However, it achieved the maximum level of revenue growth for the life and savings segment. The investment department also achieved the maximum level of performance on its objectives.

Long-Term Cash Compensation

Long-term incentive cash awards are designed to provide certain employees, including each of the named executives, with a cash award based on the achievement of a performance objective over a three-year period. The objective is established by the Committee at the beginning of the three-year cycle. Threshold, target and maximum levels of performance are established on which individual award opportunities are based, stated as a specified percentage of aggregate base salary over the period. A new cycle commences every two years. In years in which performance cycles overlap, 50% of participants' salaries are applied to each cycle. The awards will be adjusted, in specific calibrations, by up to 50%, depending on Allstate's performance as compared to the performance of a group of peer companies over the same period. The Committee must certify in writing the attainment of the objective before awards may be paid. Awards are payable in March of the year following the end of the cycle.

Long-term incentive cash awards for the 1997-1999 cycle were paid in March 2000. In this cycle the objective for all participants, including the named executives, was the achievement of a specified return on average equity. The maximum level of performance was achieved on this objective, as well as the maximum level of performance as measured against the peer group. Payments to each of the named executives for the 1997-1999 cycle are set forth under the ''LTIP Payouts'' column of the Summary Compensation Table.

The current cycle for long-term incentive cash awards covers the years 1999-2001. In this cycle the objective for all participants, including the named executives, is the achievement of a specified return on average equity. For this cycle, the Committee determined that the peer calibration should be based on growth in operating earnings per share and that the peer group of companies would be the Standard & Poor's Property & Casualty Index. This change is intended to more closely link long-term cash compensation to shareholder value.

Long-Term Equity Compensation

The Equity Incentive Plan provides for the grant of stock options and restricted or unrestricted common stock of Allstate to plan participants.

In January 1999, the Committee granted stock options to a select group of executives, including some named executives, to recognize an increase in the level of their responsibility occasioned by the transition of the Chief Executive Officer.

In August 1999, the Committee granted stock options to a number of key Allstate employees, including each of the named executives. The size of each named executive's grant was based on a specified percentage of his base salary and the Committee's assessment of his performance. All stock option grants under this plan have been made in the form of nonqualified stock options at exercise prices equal to 100% of the fair market value of Allstate common stock on the date of grant. These options are not fully-exercisable until four years or, in some cases, three years after the date of grant and expire in ten years. The vested portions of options may be transferred to immediate family members, to trusts for the benefit of the executive or immediate family members or to a family limited partnership.

Chief Executive Officer Compensation

In 1999, approximately 12% of Mr. Liddy's total compensation opportunity was base salary. The remaining 88% was variable compensation that was at risk and tied to Allstate's business results.

Mr. Liddy's previous increase in base salary was in November 1998 and reflected his being named Allstate's Chairman, President and Chief Executive Officer. In February 2000, Mr. Liddy's base salary was increased 7.9% to $960,000. This 15-month interval of increase aligns with normal review cycles for Allstate's executive officers.

For 1999, 75% of Mr. Liddy's annual cash incentive award was based upon the achievement of an operating earnings per share objective and 25% was based on the achievement of revenue growth objectives. Allstate met the threshold level of performance for the operating earnings per share objective; did not meet the threshold on the property and casualty revenue growth objective; and achieved the maximum level on the life and savings revenue growth objective. The payout was calculated accordingly.

Mr. Liddy's 1997-1999 long-term cash award was based on Allstate's achievement of the maximum return on average equity objective as well as the maximum level of performance as measured against the relevant peer group.

On August 12, 1999, the Committee awarded Mr. Liddy a stock option under the Equity Incentive Plan for 400,000 shares. The Committee used the Black-Scholes valuation formula to determine the amount of this award, which was based on a specified percentage of Mr. Liddy's 1999 base salary.

Mr. Liddy's 1999 base salary, annual incentive cash award, long-term incentive cash award and stock option grant follow the policies and plan provisions described above. Amounts paid and granted under these policies and plans are disclosed in the Summary Compensation Table.

Limit on Tax Deductible Compensation

Under Section 162(m) of the Internal Revenue Code, Allstate cannot deduct compensation paid in any year to certain executives in excess of $1,000,000, unless it is performance-based. The Committee continues to emphasize performance-based compensation for executives and this is expected to minimize the effect of Section 162(m). However, the Committee believes that its primary responsibility is to provide a compensation program that attracts, retains and rewards the executive talent that is necessary to Allstate's success. Consequently, in any year the Committee may authorize compensation in excess of $1,000,000 that is not performance-based. The Committee recognizes that the loss of a tax deduction may be unavoidable in these circumstances.

Compensation and Succession Committee

Warren L. Batts (Chairman)
F. Duane Ackerman
James G. Andress
H. John Riley, Jr.
Edward A. Brennan
W. James Farrell
Ronald T. LeMay

Stock Performance Graph

The following performance graph compares the performance of Allstate's common stock during the five-year period from December 31, 1994 through December 31, 1999 with the performance of the S&P 500 index and the S&P Property-Casualty Insurance Index. The graph plots the changes in value of an initial $100 investment over the indicated time periods, assuming all dividends are reinvested quarterly.

COMPARISON OF TOTAL RETURN
December 31, 1994 to December 31, 1999
Allstate v. Published Indices



400
350
300
250
200
150
100
12/31/94
12/31/95
12/31/96
12/31/97
12/31/98
12/31/99
Allstate
S&P 500
S&P Property/Casualty

	12/31/94	12/31/95	12/31/96	12/31/97	12/31/98	12/31/99
Allstate	100.00	$176.44	$251.95	$398.16	$343.52	$220.05
S&P 500	100.00	$137.12	$168.22	$223.90	$287.35	$347.36
S&P Prop./Cas.	100.00	$134.96	$164.37	$233.92	$212.78	$154.71

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires Allstate's officers, directors and persons who beneficially own more than ten percent of a registered class of Allstate's equity securities to file reports of securities ownership and changes in such ownership with the SEC.

Based solely upon a review of copies of such reports, or written representations that all such reports were timely filed, Allstate believes that each of its officers, directors and greater than ten-percent beneficial owners complied with all Section 16(a) filing requirements applicable to them during 1999.

Certain Transactions

The Northern Trust Company maintains banking relationships, including credit lines, with Allstate and various of its subsidiaries, in addition to performing services for the profit sharing plan. In 1999, revenues received by Northern Trust for cash management activities, trustee, custodian, credit lines and other services for all such entities were approximately $947,123.

Stockholder Proposal For Year 2001 Annual Meeting

Proposals which stockholders intend to be included in Allstate's proxy material for presentation at the annual meeting of stockholders in the year 2001 must be received by the Secretary of Allstate, Robert W. Pike, The Allstate Corporation, 2775 Sanders Road, Suite F8, Northbrook, Illinois 60062-6127 by November 27, 2000, and must otherwise comply with rules promulgated by the Securities and Exchange Commission in order to be eligible for inclusion in the proxy material for the 2001 annual meeting.

If a stockholder desires to bring business before the meeting which is not the subject of a proposal meeting the SEC proxy rule requirements for inclusion in the proxy statement, the stockholder must follow procedures outlined in Allstate's By-Laws in order to personally present the proposal at the meeting. A copy of these procedures is available upon request from the Secretary of Allstate. One of the procedural requirements in the By-Laws is timely notice in writing of the business the stockholder proposes to bring before the meeting. Notice of business proposed to be brought before the 2001 annual meeting must be received by the Secretary of Allstate no earlier than January 18, 2001 and no later than February 17, 2001 to be presented at the meeting. The notice must describe the business proposed to be brought before the meeting, the reasons for bringing it, any material interest of the stockholder in the business, the stockholder's name and address and the number of shares of Allstate stock beneficially owned by the stockholder. It should be noted that these By-law procedures govern proper submission of business to be put before a stockholder vote at the annual meeting.

Under Allstate's By-Laws, if a stockholder wants to nominate a person for election to the Board at Allstate's annual meeting, the stockholder must provide advance notice to Allstate. Notice of stockholder nominations for election at the 2001 annual meeting must be received by the Secretary, The Allstate Corporation, 2775 Sanders Road, Suite F8, Northbrook, Illinois 60062-6127, no earlier than January 18, 2001 and no later than February 17, 2001. With respect to the proposed nominee, the notice must set forth the name, age, principal occupation, number of shares of Allstate stock beneficially owned and business and residence address. With respect to the stockholder proposing to make the nomination, the notice must set forth the name, address and number of shares of Allstate stock beneficially owned. A copy of these By-law provisions is available from the Secretary of Allstate upon request.

Alternatively, a stockholder may propose an individual to the Nominating and Governance Committee for its consideration as a nominee for election to the Board by writing to the office of the Secretary, The Allstate Corporation, 2775 Sanders Road, Suite F-8, Northbrook, Illinois 60062-6127.

Proxy Solicitation

Officers and other employees of Allstate and its subsidiaries may solicit proxies by mail, personal interview, telephone, telex, facsimile, or electronic means. None of these individuals will receive special compensation for these services which will be performed in addition to their regular duties, and some of them may not necessarily solicit proxies. Allstate has also made arrangements with brokerage firms, banks, nominees and other fiduciaries to forward proxy solicitation materials for shares held of record by them to the beneficial owners of such shares. Allstate will reimburse them for reasonable out-of-pocket expenses. Corporate Investors' Communications, Inc., 111 Commerce Road, Carlstadt, New Jersey 07072 will assist in the distribution of proxy solicitation materials, for a fee estimated at $7,500 plus out-of-pocket expenses. Allstate will pay the cost of all proxy solicitation.

By order of the Board,

Robert W. Pike
Secretary

Dated: March 27, 2000

Appendix A

11-Year Summary of Selected Financial Data

($ in millions except per share data)	1999	1998	1997	1996
Consolidated Operating Results				
Insurance premiums and contract charges	$21,735	$20,826	$20,106	$19,702
Net investment income	4,112	3,890	3,861	3,813
Realized capital gains and losses	1,112	1,163	982	784
Total revenues	26,959	25,879	24,949	24,299
Operating income (loss)	2,082	2,573	2,429	1,600
Realized capital gains and losses, after-tax	691	694	638	510
Equity in net income of unconsolidated subsidiary	–	10	34	29
Income (loss) from continuing operations	2,720	3,294	3,105	2,075
Gain (loss) from discontinued operations, after-tax	–	–	–	–
Cumulative effect of changes in accounting principle	–	–	–	–
Net income (loss)	2,720	3,294	3,105	2,075
Earnings (loss) per share:				
Diluted:				
Income (loss) before cumulative effect of changes in accounting	3.38	3.94	3.56	2.31
Cumulative effect of changes in accounting	–	–	–	–
Net income (loss)	3.38	3.94	3.56	2.31
Basic:				
Income (loss) before cumulative effect of changes in accounting	3.40	3.96	3.58	2.33
Cumulative effect of changes in accounting	–	–	–	–
Net income (loss)	3.40	3.96	3.58	2.33
Dividends declared per share	0.60	0.54	0.48	0.43
Consolidated Financial Position				
Investments	$69,645	$66,525	$62,548	$58,329
Total assets	98,119	87,691	80,918	74,508
Reserves for claims and claims expense and life-contingent contract benefits and contractholder funds	50,610	45,615	44,874	43,789
Debt	2,851	1,746	1,696	1,386
Mandatorily redeemable preferred securities of subsidiary trusts	964	750	750	750
Shareholders' equity	16,601	17,240	15,610	13,452
Shareholders' equity per diluted share	21.05	21.00	18.28	15.14
Property-Liability Operations				
Premiums written	$20,389	$19,515	$18,789	$18,586
Premiums earned	20,112	19,307	18,604	18,366
Net investment income	1,761	1,723	1,746	1,758
Operating income (loss)	1,717	2,211	2,079	1,266
Realized capital gains and losses, after-tax	609	514	511	490
Equity in net income of unconsolidated subsidiary	–	10	34	29
Income (loss) before cumulative effect of changes in accounting	2,312	2,760	2,670	1,725
Net income (loss)	2,312	2,760	2,670	1,725
Operating ratios				
Claims and claims expense (''loss'') ratio	73.0	70.4	71.7	78.9
Expense ratio	24.4	22.8	22.3	21.6
Combined ratio	97.4	93.2	94.0	100.5
Life and Savings Operations				
Premiums and contract charges	$ 1,623	$ 1,519	$ 1,502	$ 1,336
Net investment income	2,260	2,115	2,085	2,045
Operating income	384	392	377	368
Realized capital gains and losses, after-tax	101	158	123	20
Income from continuing operations before cumulative effect of changes in accounting	485	550	497	388
Net income	485	550	497	388
Statutory premiums and deposits	8,497	5,902	4,946	5,157
Investments including Separate Accounts	48,301	41,863	37,341	33,588

*Operating income (loss) is ''Income before dividends on preferred securities and equity in net income of unconsolidated subsidiary'' excluding realized capital gains and losses, after-tax, and gain (loss) on disposition of operations, after-tax. *The supplemental operating income (loss) information presented above allows for a more complete analysis of results of operations. The net effect of gains and losses have been excluded due to their volatility between periods and because such data are often excluded when evaluating the overall financial performance of insurers. Operating income (loss) should not be considered as a substitute for any GAAP measure of performance. Our method of calculating operating income (loss) may be different from the method used by other companies and therefore comparability may be limited.

1995	1994	1993	1992	1991	1990	1989
$18,908	$17,566	$17,118	$16,670	$16,215	$15,342	$14,251
3,627	3,343	3,269	3,153	2,954	2,528	2,195
258	200	215	161	4	182	224
22,793	21,109	20,602	19,984	19,173	18,052	16,670
1,587	268	1,083	(718)	662	518	626
168	130	140	106	3	118	148
56	86	79	112	58	54	41
1,904	484	1,302	(500)	723	690	815
–	–	–	–	–	11	–
–	–	–	(325)	–	–	–
1,904	484	1,302	(825)	723	701	815
2.12	0.54	1.49	(0.58)			
–	–	–	(0.38)			
2.12	0.54	1.49	(0.96)			
2.12	0.54	1.49	(0.58)			
–	–	–	(0.38)			
2.12	0.54	1.49	(0.96)			
0.39	0.36	0.18				
$56,505	$47,227	$47,932	$40,971	$38,213	$32,972	$28,144
70,029	60,988	58,994	51,817	47,173	41,246	35,369
42,904	39,961	37,275	35,776	31,576	27,058	22,193
1,228	869	850	1,800	–	–	–
–	–	–	–	–	–	–
12,680	8,426	10,300	5,383	8,151	7,127	6,793
14.09	9.37	11.45	8.52			
$17,965	$16,739	$16,292	$15,774	$15,107	$14,572	$13,385
17,540	16,513	16,039	15,542	15,018	14,176	13,039
1,630	1,515	1,406	1,420	1,350	1,254	1,212
1,301	81	963	(867)	475	355	481
158	145	146	166	24	108	132
56	86	79	112	58	54	41
1,608	312	1,188	(589)	557	517	654
1,608	312	1,188	(900)	557	517	654
78.1	88.0	79.7	97.4	83.3	85.7	82.8
22.3	23.3	23.5	24.0	24.8	24.5	24.7
100.4	111.3	103.2	121.4	108.1	110.2	107.5
$ 1,368	$ 1,053	$ 1,079	$ 1,128	$ 1,197	$ 1,166	$ 1,212
1,992	1,827	1,858	1,733	1,604	1,274	983
327	226	169	149	187	163	145
10	(15)	(6)	(60)	(21)	10	16
337	211	163	89	166	173	161
337	211	163	75	166	184	161
4,874	4,539	4,086	3,851	4,222	4,252	3,276
31,065	26,197	24,909	21,829	19,050	15,732	11,787

*Consolidated financial position for 1993 and thereafter are not comparable to prior years due to adoption of new accounting rules for debt and equity securities. *Per share amounts for years prior to 1998 have been restated for a 2-for-1 stock split in 1998. *Shareholders' equity is presented pro forma for 1992 reflecting the formation of The Allstate Corporation. *Net income (loss) and financial position for 1992 and thereafter are not comparable to prior years due to adoption of new accounting rules for postretirement and postemployment benefits. *Earnings (loss) per share is presented pro forma for 1993 and 1992 and is not applicable prior to 1992.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion highlights significant factors influencing the consolidated results of operations and financial position of The Allstate Corporation (the ''Company'' or ''Allstate''). It should be read in conjunction with the consolidated financial statements and related notes appearing on pages A-33 through A-72 and the 11-year summary of selected financial data on pages A-2 and A-3. Further analysis of the Company's insurance segments is provided in Property-Liability Operations (which includes the Personal Property and Casualty (''PP&C'') and Discontinued Lines and Coverages segments) and Life and Savings Operations (which represents the Life and Savings segment) beginning on pages A-5 and A-15, respectively. The segments are defined based upon the components of the Company for which financial information is used internally to evaluate segment performance and determine the allocation of resources.

1999 HIGHLIGHTS

- Announced a strategic initiative to provide customers with access to Allstate sales and service through the Internet and call centers. The intent of this initiative is to aggressively expand selling and customer service capabilities, by combining ease of access with the expertise and local presence of an Allstate agency.
- Completed the acquisition of the personal lines auto and homeowners insurance business of CNA Financial Corporation (''CNA personal lines'') and the acquisition of American Heritage Life Investment Corporation (''AHL''), which provide the Company a strong presence in the independent agency and workplace marketing distribution channels, respectively.
- Established an alliance with Putnam Investments which generated additional Life and Savings sales of $832 million during the year.
- Expanded the existing $2 billion share repurchase program by an additional $2 billion. The combined $4 billion program is expected to be completed by December 31, 2000.

Consolidated revenues

For the years ended December 31, **($ in millions)**	**1999**	**1998**	**1997**
Property-Liability insurance premiums	$20,112	$19,307	$18,604
Life and Savings premiums and contract charges	1,623	1,519	1,502
Net investment income	4,112	3,890	3,861
Realized capital gains and losses	1,112	1,163	982
Total revenues	$26,959	$25,879	$24,949

Consolidated revenues increased 4.2% in 1999 due primarily to higher Property-Liability earned premiums and revenues from acquisitions. Consolidated revenues increased 3.7% in 1998 due to higher Property-Liability earned premiums and realized capital gains.

Consolidated net income

For the years ended December 31, **($ in millions except per share data)**	**1999**	**1998**	**1997**
Net income	$2,720	$3,294	$3,105
Net income per share (Basic)	3.40	3.96	3.58
Net income per share (Diluted)	3.38	3.94	3.56
Cash dividends declared per share	.60	.54	.48
Realized capital gains and losses, net of tax	691	694	638
Restructuring and acquisition related charges, net of tax	116	–	–

1999 over 1998

Net income decreased 17.4% due primarily to decreased operating results including the impact of restructuring charges and the affect of acquisitions. Net income per diluted share decreased 14.2% in 1999 as the decline in net income was partially offset by the effects of share repurchases.

1998 over 1997

Net income for 1998 increased 6.1% as a result of increased operating results and realized capital gains. Net income per diluted share increased 10.7% due to increased net income and the positive impacts of share repurchases.

PROPERTY-LIABILITY 1999 HIGHLIGHTS

- Property-Liability premiums written increased 4.5% in 1999, as a result of the acquisition of CNA personal lines business and increases in policies in force.
- Property-Liability underwriting income decreased to $527 million compared to $1.30 billion in 1998, as earned premium growth was offset by unfavorable loss costs, restructuring and acquisition related charges and increased operating expenses.
- Completed the acquisition of CNA personal lines.
- Announced a series of strategic initiatives to expand selling and service capabilities to customers.
- Commenced a restructuring plan to reduce expenses and to finance strategic initiatives.
- Commenced a reorganization of the multiple employee agency programs to a single exclusive agency independent contractor program.

PROPERTY-LIABILITY OPERATIONS

Overview The Company's Property-Liability operations consist of two business segments: PP&C and Discontinued Lines and Coverages. PP&C is principally engaged in the sale of property and casualty insurance, primarily private passenger auto and homeowners insurance to individuals in the United States, and to a lesser extent, other countries. Discontinued Lines and Coverages represents business no longer written by Allstate, and includes the results from environmental, asbestos and other mass tort exposures and other commercial lines of business in run-off. This segment also included mortgage pool insurance business, which the Company exited in 1999. Such groupings of financial information are consistent with that used internally for evaluating segment performance and determining the allocation of resources.

Underwriting results for each segment are discussed separately beginning on page A-6. Summarized financial data and key operating ratios for Allstate's Property-Liability operations for the years ended December 31, are presented in the following table.

($ in millions except ratios)	1999	1998	1997
Premiums written	$20,389	$19,515	$18,789
Premiums earned	$20,112	$19,307	$18,604
Claims and claims expense	14,679	13,601	13,336
Operating costs and expenses	4,833	4,402	4,145
Restructuring charges	73	–	–
Underwriting income	527	1,304	1,123
Net investment income	1,761	1,723	1,746
Realized capital gains and losses, after-tax	609	514	511
Gain (loss) on disposition of operations, after-tax	(14)	25	46
Income tax expense on operations	571	816	790
Income before equity in net income of unconsolidated subsidiary	2,312	2,750	2,636
Equity in net income of unconsolidated subsidiary	–	10	34
Net income	$ 2,312	$ 2,760	$ 2,670
Catastrophe losses	$ 816	$ 780	$ 365
Operating ratios			
Claims and claims expense (''loss'') ratio	73.0	70.4	71.7
Expense ratio	24.4	22.8	22.3
Combined ratio	97.4	93.2	94.0
Effect of catastrophe losses on combined ratio	4.1	4.0	2.0
Effect of restructuring and acquisition related charges on combined ratio	0.7	–	–

PERSONAL PROPERTY AND CASUALTY (''PP&C'') SEGMENT

In 1999, the Company announced a series of strategic initiatives to aggressively expand selling and service capabilities to its customers. These initiatives include creating a platform that will provide consumers with sales and service capabilities through the Internet and call centers, as well as through locally established Allstate agencies. Other initiatives include the introduction of new competitive pricing and underwriting techniques, new agency and claim technology and enhanced marketing and advertising. The Company believes successful implementation of the initiatives will result in selling and customer service advantages in an increasingly competitive marketplace.

Summarized financial data and key operating ratios for Allstate's PP&C segment for the years ended December 31, are presented in the following table.

($ in millions except ratios)	1999	1998	1997
Premiums written	$20,381	$19,516	$18,787
Premiums earned	$20,103	$19,307	$18,600
Claims and claims expense	14,642	13,572	13,333
Other costs and expenses	4,812	4,380	4,126
Restructuring charges	73	–	–
Underwriting income	$ 576	$ 1,355	$ 1,141
Catastrophe losses	$ 816	$ 780	$ 365
Operating ratios			
Claims and claims expense (''loss'') ratio	72.8	70.3	71.7
Expense ratio	24.3	22.7	22.2
Combined ratio	97.1	93.0	93.9
Effect of catastrophe losses on combined ratio	4.1	4.0	2.0

PP&C premiums PP&C sells primarily private passenger auto and homeowners insurance to individuals through the exclusive Allstate agency channel, and in 1999 with the acquisition of CNA personal lines, an expanded independent agency channel. The Company has historically separated the voluntary personal auto insurance business into two categories for underwriting purposes: the standard market and the non-standard market. Generally, standard auto customers are expected to have lower risks of loss than non-standard customers. The Company distinguishes between these risk categories using factors unique to each customer such as the driving records of the various drivers on the policy, the existence of prior insurance coverage, the type of car owned or the customer's financial stability. The Company is implementing a refined pricing program that uses its underwriting experience for these factors to price auto coverage for each customer using a unique tier-based pricing model. Tier-based pricing allows a much broader range of premiums to be offered to customers within the two existing categories of risks. As a result, management believes that tier-based pricing will allow the Company to compete more effectively and operate more profitably. The Company's ability to implement these strategies is generally subject to regulatory approval. Currently, management expects to implement these strategies in approximately 15 states during 2000 and the remaining states in 2001, or as the strategy receives regulatory approval in each state. The Company's underwriting strategy for homeowners is to target customers whose risk of loss provides the best opportunity for profitable growth. This includes managing exposure on policies in areas where the potential loss from catastrophes exceeds acceptable levels.

The Company's marketing strategy is to provide sales and service to new and existing customers in the distribution channel of their choice. With the implementation of its strategic initiatives, the Company will provide products in four major channels of distribution. Customers will be able to access Allstate products through exclusive agencies, call centers and the Internet, which will provide consistent pricing and enhanced customer service. CNA personal lines and Deerbrook Insurance Company products will be accessible through independent agencies. Management expects the execution of this strategy, in conjunction with the execution of new underwriting and pricing strategies, to improve the opportunity for profitable growth.

Standard auto premiums written increased 2.8% in 1999, to $11.44 billion, from $11.13 billion in 1998, due primarily to the acquisition of CNA personal lines during the fourth quarter of 1999 and a 1.9% increase in the

number of policies in force, offset by a 1.1% decrease in average premiums per policy. Standard auto premiums written increased 2.6% in 1998, from $10.85 billion in 1997, due primarily to an increase in the number of renewal policies in force and higher average premiums.

Average premium decreases in 1999 were caused by competitive rate pressures due, in part, to increased consolidation in the industry and competitors expanding and redefining their underwriting risk selection and tolerance, favorable loss trends in recent years and regulatory activities in some states. (See the discussion of regulatory actions in New Jersey below.) Increases in average premiums in 1998 were primarily attributable to a shift to newer and more expensive autos, and to a lesser extent, rate increases. The Company expects premium growth to continue to be limited by the competitive environment and the implementation of new underwriting and pricing guidelines.

Excluding standard auto premiums written in New Jersey, standard auto premiums written increased approximately 4.8% in 1999 as compared to 1998. Since the implementation of regulated rate and coverage reductions in the state of New Jersey in March 1999, the Company has experienced decreased premiums in the state, but also expects to see corresponding improvement in future loss experience. While the impacts of the rate reductions on premiums written will generally be fully realized in the first quarter of 2000, impacts of coverage reductions on losses will not be fully determinable until 2001.

Non-standard auto premiums written increased 3.3% in 1999, to $3.46 billion, from $3.35 billion in 1998. The increase was due to a 4.4% increase in the number of new policies in force, primarily due to the expansion of non-standard auto into the states of California and South Carolina, and additional independent agency appointments during the year. This increase was partially offset by a 2.8% decline in average premiums due to decreases in rates and a shift to policyholders selecting less coverage. In 1998, non-standard auto premiums written increased 6.0%, from $3.16 billion in 1997, due to an increase in the number of renewal policies in force and, to a lesser extent, higher average premiums. Management believes non-standard auto premiums written for 1999 and 1998 were adversely impacted by competitive pressures. In addition, the introduction of new administrative requirements which were intended to improve retention and decrease expenses related to the collection of premiums, also negatively impacted the 1998 results.

Management is implementing programs to address the emergence of adverse profitability trends in non-standard auto. These programs include additional down payment requirements, new underwriting guidelines and new rating plans, and are expected to adversely impact written premium growth in the near term while improving profitability in the future. The Company has filed, or plans to file additional rate increases during 2000.

Homeowners premiums written increased 9.2% in 1999, to $3.51 billion, from $3.21 billion in 1998. Homeowners premiums written increased 7.8% in 1998, from $2.98 billion in 1997. Increases in 1999 were due to impacts from the acquisition of CNA personal lines during the fourth quarter of 1999, and increases of 3.1% in policies in force and 2.0% in average premium. The increase in premiums written in 1998 was due to an increase in the number of policies in force combined with higher average premiums. Higher average premiums were due to increases in rates and insured values in both years. The Company has filed, or plans to file additional rate increases during 2000.

PP&C underwriting results Underwriting income decreased to $576 million in 1999 from $1.36 billion in 1998. The decrease was due primarily to increases in premiums earned being more than offset by the impacts of increased loss costs and the restructuring and acquisition related charges incurred. Loss costs increased during 1999 due to increased auto claim frequency (rate of claim occurrence) and auto and homeowners claim severity (average cost per claim). Underwriting income increased in 1998 from $1.14 billion in 1997, due to increased premiums earned, favorable claim frequency and favorable auto injury claim severity, partially offset by increased catastrophe losses and increased homeowners claim severity. Catastrophe losses for 1999 were $816 million compared with $780 million and $365 million in 1998 and 1997, respectively.

Changes in claim severity are generally influenced by inflation in the medical and auto repair sectors of the economy. The Company mitigates these effects through various loss control programs. Injury claims are affected largely by medical cost inflation while physical damage claims are affected largely by auto repair cost inflation and used car prices. Increases in injury claim severity experienced during 1999 were due in part to medical cost

inflationary pressures and were consistent with relevant medical cost indices. Management believes the Company's claim settlement initiatives, such as special investigative units used to detect fraud and handle suspect claims, are contributing to the positive 1999 and 1998 injury severity trends. Management believes severity may continue to be adversely affected as inflationary pressures on medical costs outweigh the benefit of claim settlement initiatives aimed at reducing claim severity.

For physical damage coverage, the Company monitors its rate of increase in average cost per claim against the Body Work price index and the Used Car price index. In 1999 and 1998, the Company's physical damage coverage severity was consistent with prior years, whereas related indices increased slightly during the year. Management believes that the 1999 and 1998 results were largely impacted by the application of enhanced claim settlement practices for auto physical damage claims.

The restructuring charge incurred during 1999 was the result of implementing the cost reduction program announced on November 10, 1999. The impact of the charge on the PP&C segment was $73 million, or $48 million after-tax, and related specifically to the elimination of certain employee positions, the consolidation of operations and facilities and the reorganization of its multiple employee agency programs to a single exclusive agency independent contractor program. See Note 11 to the consolidated financial statements for a more detailed discussion of these charges.

Based on information developed from the post-closing review of the acquired CNA personal lines business, the Company recorded an acquisition charge of $58 million, or $37 million after-tax, relating to different estimates of loss and loss expense reserves and asset valuation allowances. The pretax charge is reflected in Claims and claims expense and Other costs and expenses.

The 1999 and 1998 expense ratios increased compared to prior years due primarily to the Company's investment in various initiatives, such as increased advertising and technology, which are intended to expand the business.

PP&C catastrophe losses and catastrophe management Catastrophes are an inherent risk of the property-liability insurance industry which have contributed, and will continue to contribute, to potentially material year-to-year fluctuations in Allstate's results of operations and financial position. A ''catastrophe'' is defined by Allstate as an event that produces pre-tax losses before reinsurance in excess of $1 million, and involves multiple first party policyholders. Catastrophes are caused by various events including, but not limited to, earthquakes, wildfires, tornadoes, hailstorms, hurricanes, tropical storms, high winds and winter storms.

The level of catastrophic losses experienced in any year cannot be predicted and could potentially be material to results of operations and financial position. While management believes the Company's catastrophe management initiatives, described below, have reduced the magnitude of possible future losses, the Company continues to be exposed to catastrophes that may materially impact the Company's results of operations and financial position.

The establishment of appropriate reserves for losses incurred from catastrophes, as for all outstanding Property-Liability claims, is an inherently uncertain process. Catastrophe reserve estimates are regularly reviewed and updated, using the most current information and estimation techniques. Any resulting adjustments, which may be material, are reflected in current operations.

Allstate has limited, over time, its aggregate insurance exposures in certain regions prone to catastrophes. These limits include restrictions on the amount and location of new business production, limitations on the availability of certain policy coverages, policy brokering and increased participation in catastrophe pools. Allstate has also requested and received rate increases and has expanded its use of increased hurricane and earthquake deductibles in certain regions prone to catastrophes. During 1999, the Company continued to make progress in reducing its exposure to catastrophes in the northeastern United States (''Northeast''). However, the initiatives are somewhat mitigated by requirements of state insurance laws and regulations, as well as by competitive considerations.

Allstate continues to support the enactment of federal legislation that would reduce the impact to Allstate of catastrophic natural disasters, such as earthquakes and hurricanes. Allstate is a founding member of a coalition, the

Home Insurance Federation of America, whose members include property insurers and insurance agents. The group is promoting measures in Congress that would enable insurers and other eligible parties, including state disaster plans, to purchase catastrophic-level reinsurance from the federal government. In 1999, the House Committee on Banking and Financial Services voted to refer a bill, H.R. 21, the Homeowners' Insurance Availability Act, to the full House of Representatives for further consideration. H.R. 21 was not acted upon by the House during its 1999 session. A comparable bill, S. 1361, Natural Disaster Protection and Insurance Act of 1999, is pending in the Senate Commerce, Science and Transportation Committee. Allstate cannot predict whether this natural disaster legislation will be enacted or the effect on Allstate if it were enacted.

For Allstate, areas of potential catastrophe losses due to hurricanes include major metropolitan centers near the eastern and gulf coasts of the United States. Exposure to potential earthquake losses in California is limited by the Company's participation in the California Earthquake Authority (''CEA''). Other areas in the United States with exposure to potential earthquake losses include areas surrounding the New Madrid fault system in the Midwest and faults in and surrounding Seattle, Washington and Charleston, South Carolina. Allstate continues to evaluate alternative business strategies to more effectively manage its exposure to catastrophe losses in these and other areas.

Florida Hurricanes Allstate Floridian Insurance Company (''Floridian'') and Allstate Floridian Indemnity Company (''AFI'') sell and service Florida residential property policies. Floridian has access to reimbursement from the Florida Hurricane Catastrophe Fund (''FHCF'') for 90% of hurricane losses in excess of approximately the first $255 million for each storm, up to an aggregate of $900 million (90% of approximately $1.00 billion) in a single hurricane season, and $1.23 billion total reimbursement over all hurricane seasons.

The FHCF has the authority to issue bonds to pay its obligations to participating insurers. The bonds issued by the FHCF are funded by assessments on all property and casualty premiums written in the state, except workers' compensation and accident and health insurance. These assessments are limited to 4% in the first year of assessment, and up to a total of 6% for assessments in the second and subsequent years. Assessments are recoupable immediately through increases in policyholder rates. A rate filing or any portion of a rate change attributable entirely to the assessment is deemed approved when made with the State of Florida Department of Insurance (the ''Department''), subject to the Department's statutory authority to review the ''adequacy'' of any rate at any time.

In addition to direct hurricane losses, Floridian and AFI are also subject to assessments from the Florida Windstorm Underwriting Association (''FWUA'') and the Florida Residential Property and Casualty Joint Underwriting Association (''FRPCJUA''), which are organizations created to provide coverage for catastrophic losses to property owners unable to obtain coverage in the private market. Regular assessments are levied on participating companies if the deficit in the calendar year is less than or equal to 10% of Florida property premiums industry-wide for that year. An insurer may recoup a regular assessment through a surcharge to policyholders subject to a cap on the amount that can be charged in any one year. If the deficit exceeds 10%, the FWUA and/or FRPCJUA will fund the deficit through the issuance of bonds. The costs of these bonds are then funded through a regular assessment in the first year following the deficit and emergency assessments in subsequent years. Companies are required to collect the emergency assessments directly from the policyholder and remit these monies to the organizations as they are collected. Participating companies are obligated to purchase any unsold bonds issued by the FWUA and/or FRPCJUA. The insurer must file any recoupment surcharge with the Department at least 15 days prior to imposing the surcharge on any policies. The surcharge may be used automatically after the expiration of the 15 days, unless the Department has notified the insurer in writing that any of its calculations are incorrect.

While the statutes are designed so that the ultimate cost is borne by the policyholders, the exposure to assessments and availability of recoveries may not offset each other in the financial statements due to timing and the possibility of policies not being renewed in subsequent years.

Northeast Hurricanes The Company has a three-year excess of loss reinsurance contract covering property policies in the Northeast, effective June 1, 1997. The reinsurance program provides up to 95% of $500 million of reinsurance protection for catastrophe losses in excess of an estimated $750 million retention subject to a limit of $500 million in any one year and an aggregate limit of $1.00 billion over the three-year contract period. To limit insurance exposure to catastrophe losses, deductibles on residential property policies in the New York metropolitan area now include a hurricane deductible that is triggered by hurricane winds greater than 100 miles per hour.

California Earthquakes Allstate participates in the CEA which is a privately-financed, publicly-managed state agency created to provide insurance coverage for earthquake damage. Insurers selling homeowners insurance in California are required to offer earthquake insurance to their customers either through their company or by participation in the CEA. The Company's homeowners policy continues to include coverages for losses caused by explosions, theft, glass breakage and fires following an earthquake, which are not underwritten by the CEA.

Should losses arising from an earthquake cause a deficit in the CEA, additional capital needed to operate the CEA would be obtained through assessments of participating insurance companies, payments received under reinsurance agreements and bond issuances funded by future policyholder assessments. Participating insurers are required to fund an assessment, not to exceed $2.15 billion, if the capital of the CEA falls below $350 million. Participating insurers are required to fund a second assessment, not to exceed $1.43 billion, if aggregate CEA earthquake losses exceed $5.86 billion or the capital of the CEA falls below $350 million. At December 31, 1999, the CEA's capital balance was approximately $485 million. If the CEA assesses its member insurers for any amount, the amount of future assessments on members is reduced by the amounts previously assessed. To date, the CEA has not assessed member insurers beyond the startup assessment issued to participating insurers in 1996. The authority of the CEA to assess participating insurers expires when it has completed twelve years of operation. All future assessments to participating CEA insurers are based on their CEA insurance market share as of December 31 of the preceding year. As of December 31, 1999, the Company had 25.7% of the CEA market share. Assuming its current CEA market share does not materially change, Allstate does not expect its portion of these additional contingent assessments, if any, to exceed $553 million, as the likelihood of an event exceeding the CEA claims paying capacity of $5.86 billion is remote. Management believes Allstate's exposure to earthquake losses in California has been significantly reduced as a result of its participation in the CEA.

PP&C Outlook

- The competitive environment has caused Allstate and other participants in the industry to implement auto insurance rate decreases during 1999 and in prior years. Management expects to see a stabilization of rates beginning in 2000, as many competitors have publicly indicated their intentions to file rate increases during the year. Planned rate changes and the Company's new pricing and underwriting strategies may also adversely impact premium revenues while intending to improve profitability.

- The Company expects to incur additional restructuring and related expenses of approximately $100 million throughout 2000. The costs will be incurred as employee positions are eliminated, as the transition to a single exclusive agency independent contractor program proceeds, and to a lesser extent, as operations and facilities are consolidated. These costs will be incurred as part of a larger initiative to reduce expenses by $600 million to finance the new strategic initiatives. The Company estimates it will invest approximately $300 million in capital expenditures over the next two years, and will spend approximately $700 million in systems development and implementation costs, rollout costs and advertising for the new strategy over the next two years.

- The Company implemented a program to transition from multiple employee agency programs to a single exclusive agency independent contractor program, as part of its restructuring initiative. This program is intended to service agencies and customers more efficiently and cost-effectively. With this program, the Company expects transitioning agents to select one of three alternatives: i) conversion to an exclusive agency independent contractor; ii) conversion to an exclusive agency independent contractor and sale of an economic interest in their existing business; or iii) separation from the Company either through a voluntary separation or retirement. If a substantial number of transitioning agents do not convert to the new contract or if converting agents have a decline in productivity, adverse impacts to premiums could be experienced. Currently, the Company believes these impacts will not be material.

- The Company has experienced favorable trends in injury severity that are expected to be adversely impacted by inflationary increases in medical costs in the future.

- Federal legislation has been passed that eliminates many federal and state law barriers to affiliations among banks, securities firms, insurers and other financial service providers. The impact this may have on the PP&C segment is unknown at this time.

DISCONTINUED LINES AND COVERAGES SEGMENT

Summarized underwriting results for the years ended December 31, for the Discontinued Lines and Coverages segment are presented in the following table.

($ in millions)	1999	1998	1997
Total underwriting loss	$49	$51	$18

Discontinued Lines and Coverages consists of business no longer written by Allstate, including results from environmental, asbestos and other mass tort exposures and other commercial business in run-off. This segment also included mortgage pool insurance business, which the Company exited in 1999.

During 1999, the Company strengthened its net asbestos reserves by $346 million, which was partially offset by the reduction of net reserves for environmental and other losses of $155 million and the release of a reserve held as a provision for future losses on the run-off of the mortgage pool business of $114 million. The strengthening of net asbestos reserves and the release of net environmental and other reserves was primarily the result of the Company's annual assessment of these liabilities completed during the third quarter of the year. The release of the provision for future losses on the mortgage pool business was the result of a recapture, by The PMI Group, Inc., of the reinsured business and all related assets and future liabilities of the mortgage pool business.

PROPERTY-LIABILITY NET INVESTMENT INCOME AND REALIZED CAPITAL GAINS

Pretax net investment income Net investment income increased in 1999 after decreasing in 1998 as compared to 1997. In 1999, positive cash flows from operations, assets acquired with the CNA personal lines business and increases in income from partnership interests, were partially offset by dividends paid to The Allstate Corporation and lower investment yields. Despite recent increases in interest rates, current investment yields are still lower than average portfolio yields, therefore funds from called or maturing investments were generally reinvested at lower yields resulting in reduced investment income. If interest rates continue to rise, this trend may reverse over time. The decrease in 1998 was primarily due to higher investment balances being offset by the impact of lower investment yields.

Realized capital gains and losses after-tax Realized capital gains and losses, after-tax were $609 million in 1999 compared to $514 million in 1998 and $511 million in 1997. Increased realized gains in 1999 were largely the result of the timing of sales decisions reflecting management's decision on positioning the portfolio, as well as assessments of individual securities and overall market conditions. Realized gains in 1998 were impacted by gains on the sale of a majority of the Company's real estate property portfolio, partially offset by a decrease in gains on the sales of securities due to less favorable market conditions.

Investment Outlook

- Investment income growth for the Property-Liability operations will continue to be adversely impacted by dividends paid to The Allstate Corporation and lower yields as funds from called or maturing investments are reinvested at lower yields.

PROPERTY-LIABILITY CLAIMS AND CLAIMS EXPENSE RESERVES

Underwriting results of the Company's two Property-Liability segments are significantly influenced by estimates of property-liability claims and claims expense reserves (see Note 7 to the consolidated financial statements). These reserves are an accumulation of the estimated amounts necessary to settle all outstanding claims, including claims which are incurred but not reported (''IBNR''), as of the reporting date. These reserve estimates are based on known facts and circumstances, internal factors including Allstate's experience with similar cases, historical trends involving claim payment patterns, loss payments, pending levels of unpaid claims and product mix. In addition, the reserve estimates are also influenced by external factors including court decisions, economic conditions and public attitudes. The Company, in the normal course of business, may also supplement its claims processes by utilizing third party adjusters, appraisers, engineers, inspectors, other professionals and information sources to assess and settle catastrophe and non-catastrophe related claims. The effects of inflation are implicitly considered in the reserving process.

The establishment of appropriate reserves, including reserves for catastrophes, is an inherently uncertain process. Allstate regularly updates its reserve estimates as new facts become known and further events occur which may impact the resolution of unsettled claims. Changes in prior year reserve estimates, which may be material, are reflected in the results of operations in the period such changes are determined to be necessary.

Changes in Allstate's estimate of prior year net loss reserves at December 31 are summarized in the following table.

($ in millions)	1999	1998	1997
Reserve re-estimates due to:			
Environmental and asbestos claims	$ 254	$ 100	$ –
All other property-liability claims	(841)	(800)	(677)
Pretax reserve decrease	$(587)	$(700)	$(677)

Favorable calendar year reserve development in 1999, 1998 and 1997 was the result of favorable injury severity trends, as compared to the Company's anticipated trends, in each of the three years. In 1999 and 1998, this favorable development more than offset adverse developments in environmental, asbestos and other mass tort reserves. The favorable injury severity trend during this three-year period was largely due to moderate medical cost inflation mitigated by the Company's loss control programs. The impacts of the moderate medical cost inflation trend have developed over time as actual claim settlements validate the effect of the rate of inflation. While the claim settlement process changes are believed to have contributed to favorable severity trends on closed claims, these changes introduce a greater degree of variability in reserve estimates for the remaining outstanding claims at December 31, 1999. Future reserve development releases, if any, are expected to be adversely impacted by anticipated increases in medical cost inflation rates.

Allstate's exposure to environmental, asbestos and other mass tort claims stem principally from excess and surplus business written from 1972 through 1985, including substantial excess and surplus general liability coverages on Fortune 500 companies and reinsurance coverage written during the 1960s through the 1980s, including reinsurance on primary insurance written on large United States companies. Other mass tort exposures primarily relate to product liability claims, such as those for medical devices and other products, and general liabilities.

In 1986, the general liability policy form used by Allstate and others in the property-liability industry was amended to introduce an ''absolute pollution exclusion'', which excluded coverage for environmental damage claims and added an asbestos exclusion. Most general liability policies issued prior to 1987 contain annual aggregate limits for product liability coverage, and policies issued after 1986 also have an annual aggregate limit on all coverages. Allstate's experience to date is that these policy form changes have effectively limited its exposure to environmental and asbestos claim risks.

Establishing net loss reserves for environmental, asbestos and other mass tort claims is subject to uncertainties that are greater than those presented by other types of claims. Among the complications are lack of historical data, long reporting delays, uncertainty as to the number and identity of insureds with potential exposure, unresolved legal issues regarding policy coverage, availability of reinsurance and the extent and timing of any such contractual liability. The legal issues concerning the interpretation of various insurance policy provisions and whether those losses are, or were ever intended to be covered, are complex. Courts have reached different and sometimes inconsistent conclusions as to when losses are deemed to have occurred and which policies provide coverage; what types of losses are covered; whether there is an insured obligation to defend; how policy limits are determined; how policy exclusions are applied and interpreted; and whether clean-up costs represent insured property damage. Management believes these issues are not likely to be resolved in the near future.

The table below summarizes reserves and claim activity for environmental and asbestos claims before (Gross) and after (Net) the effects of reinsurance for the past three years.

($ in millions)	1999 Gross	1999 Net	1998 Gross	1998 Net	1997 Gross	1997 Net
ENVIRONMENTAL CLAIMS						
Beginning reserves	$ 840	$641	$885	$685	$ 947	$722
Incurred claims and claims expense	(109)	(96)	21	–	–	–
Claims and claims expense paid	(66)	(39)	(66)	(44)	(62)	(37)
Ending reserves	$ 665	$506	$840	$641	$ 885	$685
Survival ratio – environmental claims	10.1	13.0	12.7	14.6	14.3	18.5
ASBESTOS CLAIMS						
Beginning reserves	$ 686	$459	$605	$417	$ 774	$510
Incurred claims and claims expense	447	350	225	100	–	–
Claims and claims expense paid	(86)	(51)	(144)	(58)	(169)	(93)
Ending reserves	$1,047	$758	$686	$459	$ 605	$417
Survival ratio – asbestos claims	12.2	14.9	4.8	7.9	3.6	4.5
Survival ratio – environmental and asbestos combined	11.3	14.0	7.3	10.8	6.5	8.5

The survival ratio is calculated by taking the Company's ending reserves divided by payments made during the year. The survival ratio, however, is an extremely simplistic approach to measuring the adequacy of environmental and asbestos reserve levels. Many factors, such as mix of business, level of coverage provided and settlement procedures have significant impacts on the amount of environmental and asbestos claims and claims expense reserves, ultimate payments thereof and the resultant ratio. As payments result in corresponding reserve reductions, survival ratios can be expected to vary over time. In 1999, the environmental survival ratio decreased due to reduced reserve levels. In 1999 and 1998, the asbestos survival ratio increased due to increased reserve levels and a decline in payments.

Pending, new, total closed and closed without payment claims for environmental and asbestos exposures for the years ended December 31, are summarized in the following table.

Number of Claims	1999	1998	1997
Pending, beginning of year	16,027	15,965	16,075
New	2,991	2,032	1,728
Total closed	(3,154)	(1,970)	(1,838)
Pending, end of year	15,864	16,027	15,965
Closed without payment	2,357	1,460	1,311

Approximately 59%, 58% and 57% of the total net environmental and asbestos reserves at December 31, 1999, 1998 and 1997, respectively, represents IBNR.

Allstate's reserves for environmental exposures could be affected by the existing federal Superfund law and similar state statutes. There can be no assurance that any Superfund reform legislation will be enacted or that any such legislation will provide for a fair, effective and cost-efficient system for settlement of Superfund related claims. Management is unable to determine the effect, if any, that such legislation will have on results of operations or financial position.

Management believes its net loss reserves for environmental, asbestos and other mass tort exposures are appropriately established based on available facts, technology, laws and regulations. However, due to the inconsistencies of court coverage decisions, plaintiffs' expanded theories of liability, the risks inherent in major litigation and other uncertainties, the ultimate cost of these claims may vary materially from the amounts currently

recorded, resulting in an increase in loss reserves. In addition, while the Company believes the improved actuarial techniques and databases have assisted in its ability to estimate environmental, asbestos and other mass tort net loss reserves, these refinements may subsequently prove to be inadequate indicators of the extent of probable losses. Due to the uncertainties and factors described above, management believes it is not practicable to develop a meaningful range for any such additional net loss reserves that may be required.

Property-Liability reinsurance ceded The Company purchases reinsurance to limit aggregate and single exposures on large risks. Allstate has purchased reinsurance primarily to mitigate losses arising from catastrophes and long-tail liability lines, including environmental, asbestos and other mass tort exposures. The Company retains primary liability as a direct insurer for all risks reinsured. In connection with the Company's acquisition of CNA personal lines, Allstate and CNA entered into a four-year aggregate stop loss reinsurance agreement. The Company currently has a reinsurance recoverable from CNA on unpaid losses of $147 million that is subject to the reinsurance agreement. Allstate also has access to reimbursement provided by the FHCF for 90% of hurricane losses in excess of approximately the first $255 million for each storm, up to an aggregate of $900 million (90% of approximately $1.00 billion) in a single hurricane season, and $1.23 billion total reimbursement over all hurricane seasons. Allstate also entered into a three-year excess of loss reinsurance contract covering property policies in the Northeast, effective June 1, 1997. The reinsurance program provides up to 95% of $500 million of reinsurance protection for catastrophe losses in excess of an estimated $750 million retention subject to a limit of $500 million in any one year and an aggregate limit of $1.00 billion over the three-year contract period. Additionally, in connection with the sale of the Company's reinsurance business to SCOR U.S. Corporation in 1996, Allstate entered into a reinsurance agreement for the post-1984 reinsurance liabilities. These reinsurance arrangements have not had a material effect on Allstate's liquidity or capital resources.

The impact of reinsurance activity on Allstate's reserve for claims and claims expense at December 31, 1999 is summarized in the following table.

($ in millions)	Gross claims and claims expense reserves	Reinsurance recoverable on unpaid claims, net
Mandatory pools & facilities	$ 969	$ 662
Environmental & asbestos	1,712	448
Other	15,133	543
Total property-liability	$17,814	$1,653

Reinsurance has been placed with insurance companies after an evaluation of the financial security of the reinsurer, as well as the terms and price of coverage. Developments in the insurance industry have often led to the segregation of environmental, asbestos and other mass tort exposures into separate legal entities with dedicated capital. These actions have been supported by regulatory bodies in certain cases. The Company is unable to determine the impact, if any, that these developments will have on the collectibility of reinsurance recoverables in the future. The Company had amounts recoverable from Lloyd's of London of $89 million and $99 million at December 31, 1999 and 1998, respectively. Lloyd's of London implemented a restructuring plan in 1996 to solidify its capital base and to segregate claims for years prior to 1993. The impact, if any, of the restructuring on the collectibility of the recoverable from Lloyd's of London is uncertain at this time. The recoverable from Lloyd's of London syndicates is spread among thousands of investors who have unlimited liability. Excluding mandatory pools and facilities and the CNA recoverable on unpaid losses, no other amount due or estimated to be due from any one property-liability reinsurer was in excess of $85 million and $84 million at December 31, 1999 and 1998, respectively.

Estimating amounts of reinsurance recoverables is also impacted by the uncertainties involved in the establishment of loss reserves. Management believes the recoverables are appropriately established; however, as the Company's underlying reserves continue to develop, the amount ultimately recoverable may vary from amounts currently recorded. The reinsurers and amounts recoverable therefrom are regularly evaluated by the Company and a provision for uncollectible reinsurance is recorded, if needed. The allowance for uncollectible reinsurance was $111 million and $141 million at December 31, 1999 and 1998, respectively.

Allstate enters into certain intercompany insurance and reinsurance transactions for the Property-Liability and Life and Savings operations. Allstate enters into these transactions as a sound and prudent business practice in order to maintain underwriting control and spread insurance risk among various legal entities. These reinsurance

agreements have been approved by the appropriate regulatory authorities. All significant intercompany transactions have been eliminated in consolidation.

LIFE AND SAVINGS 1999 HIGHLIGHTS

- Statutory premiums and deposits increased 44.0% to $8.50 billion in 1999.
- An alliance with Putnam Investments, commenced in May 1999, generated sales of $832 million.
- Separate Accounts assets increased 37.2% driven by 60.4% growth in variable annuity product sales, as well as strong performance in the underlying funds.
- Completed the acquisition of AHL, giving the Company a strong presence in the workplace marketing distribution channel.
- Income from operations decreased 2.0% as higher profitability on life products and variable annuities was offset by the impacts of restructuring and acquisition related charges.
- Net income decreased 11.8% due primarily to decreased realized capital gains and lower operating income.

LIFE AND SAVINGS OPERATIONS

($ in millions)	1999	1998	1997
Statutory premiums and deposits	$ 8,497	$ 5,902	$ 4,946
Investments	$34,444	$31,765	$29,759
Separate Accounts assets	13,857	10,098	7,582
Investments, including Separate Accounts assets	$48,301	$41,863	$37,341
GAAP Premiums	$ 891	$ 889	$ 955
Contract charges	732	630	547
Net investment income	2,260	2,115	2,085
Contract benefits	1,318	1,225	1,248
Credited interest	1,260	1,190	1,167
Operating costs and expenses	706	623	602
Restructuring charges	8	–	–
Operating income before tax	591	596	570
Income tax expense	207	204	193
Operating income(1)	384	392	377
Realized capital gains and losses, after-tax(2)	101	158	123
Loss on disposition of operations, after-tax	–	–	(3)
Net income	$ 485	$ 550	$ 497

(1) The supplemental operating information presented above allows for a more complete analysis of results of operations. The net effects of gains and losses have been excluded due to the volatility between periods and because such data is often excluded when evaluating the overall financial performance of insurers. Operating income should not be considered as a substitute for any GAAP measure of performance. Our method of calculating operating income may be different from the method used by other companies and therefore comparability may be limited.

(2) Net of the effect of related amortization of deferred policy acquisition costs in 1999 and 1998.

Life and Savings statutory premiums, deposits and contract charges Life and Savings markets primarily life insurance, savings and group pension products. Life insurance products consist of traditional products, including term and whole life, interest-sensitive life, immediate annuities with life contingencies, variable life and indexed life insurance. Savings products include deferred annuities and immediate annuities without life contingencies. Group pension products include contracts with fixed or indexed rates and fixed terms, such as guaranteed investment contracts, funding agreements and deferred and immediate annuities, or retirement annuities. The segment also uses several brand identities. Generally, Allstate brand products are sold through exclusive agencies, specialized brokers and direct response marketing. Other brands such as Glenbrook Life and Annuity, Northbrook Life, Lincoln Benefit Life and American Heritage Life sell products through both exclusive and independent agencies, securities firms, banks and direct response marketing. The products offered in each brand are of similar types, with the exception of American Heritage Life, which includes health and disability insurance in addition to life and annuity products.

Statutory premiums and deposits, which include premiums and deposits for all products, are used to analyze sales trends. The following table summarizes statutory premiums and deposits by product line.

($ in millions)	1999	1998	1997
Life products			
Interest-sensitive	$ 777	$ 821	$ 804
Traditional	367	325	317
Other	534	241	188
Total life products	1,678	1,387	1,309
Annuity products			
Variable	2,647	1,650	1,427
Fixed	2,497	1,629	1,638
Group pension products	1,675	1,236	572
Total	$8,497	$5,902	$4,946

Total statutory premiums and deposits increased 44.0% in 1999, as compared to 1998. Statutory premiums on life products increased 21.0% due to an increase in term life products with higher face amounts, and correspondingly higher premiums, sales of a new bank-owned life product, and the acquisition of AHL. In 1999, sales of variable annuities increased 60.4% over 1998, primarily driven by $832 million of sales from the alliance with Putnam Investments which began in May of 1999. Fixed annuities grew 53.3% in 1999 through the introduction of new products and new marketing partnerships in the independent agency and banking distribution channels, and the acquisition of AHL. Additional statutory premiums on group pension products were generated during the year primarily through the sale of funding agreements. Period to period fluctuations in sales of group pension products, including funding agreements, are largely due to management's actions based on the assessment of market opportunities.

In 1998, statutory premiums and deposits increased 19.3% from 1997 due to an increase of 15.6% in variable annuity deposits impacted by strong sales in the securities firms, bank and independent agency channels. Sales of interest-sensitive life and traditional life products through Allstate agencies and independent agencies also contributed to the growth.

Life and Savings sales during 1999 continued to move toward products with greater sales volumes and lower profit margins. In addition, the current interest rate environment and strong stock market conditions continue to fuel strong growth in the fixed and variable annuity product lines. Through the use of multiple distribution channels and a wide range of product offerings, Life and Savings is well positioned to meet changing customer needs.

Life and Savings GAAP premiums and contract charges Under generally accepted accounting principles (''GAAP''), premiums represent revenue generated from traditional life products with significant mortality risk. Revenues for interest-sensitive life insurance and fixed and variable annuity contracts, for which deposits are treated as liabilities, are reflected as contract charges. Immediate annuities may be purchased with a life contingency whereby the mortality risk is a significant factor. For this reason the GAAP revenues generated on these contracts are recognized as premiums. The following table summarizes GAAP premiums and contract charges.

($ in millions)	1999	1998	1997
Premiums			
Traditional life	$ 342	$ 316	$ 319
Immediate annuities with life contingencies	240	305	347
Other	309	268	289
Total premiums	891	889	955
Contract Charges			
Interest-sensitive life	527	474	430
Variable annuities	177	130	96
Other	28	26	21
Total contract charges	732	630	547
Total Premiums and Contract Charges	$1,623	$1,519	$1,502

In 1999, total premiums were consistent with 1998 as higher traditional life premiums were offset by lower sales of immediate annuities with life contingencies. Traditional life premiums increased due to an increase in term life products with higher face amounts, and correspondingly higher premiums, and an increase in renewal policies in force. The types of immediate annuities sold may fluctuate significantly from year to year, which impacts premiums reported. Other premiums increased during 1999 due to the acquisition of AHL. Premiums decreased 6.9% in 1998 primarily due to lower sales of immediate annuities with life contingencies.

Total contract charges increased 16.2% during 1999 as compared to 1998 due to higher variable annuity and interest-sensitive life contract charges. Interest-sensitive life contract charges increased primarily due to higher mortality charges as policyholders age. Variable annuity contract charges increased primarily due to increases in account value inforce, which was approximately $12.94 billion during 1999 compared to $9.15 billion in 1998, or an increase of 41.3%. Variable annuity account values are increased by sales and market performance, which is offset by surrenders, withdrawals and benefit payments, during each year. During 1999, sales added $1.90 billion and market performance added $2.07 billion to the account value. This was offset by $1.13 billion in surrenders, withdrawals and benefit payments. In 1998 the account values increased $1.80 billion due to sales and $1.25 billion in market performance, offset by $966 million in surrenders, withdrawals and benefit payments. As variable annuity account values are impacted directly by market performance, total variable annuity contract charges, which are calculated as a percentage of each annuity account value, will fluctuate during the year.

Life and Savings net investment income Net investment income increased 6.9% and 1.4% in 1999 and 1998, respectively. Increases in both years were due to higher investment balances, partially offset by lower portfolio yields. Investments, excluding Separate Accounts assets and unrealized gains on fixed income securities, grew 16.0% and 6.1% in 1999 and 1998, respectively. In 1999, the increase was due to increased premiums and contract charges, and also the impacts of the acquisition of AHL. Despite recent increases in interest rates, current investment yields are still lower than average portfolio yields, therefore funds from maturing investments were generally reinvested at lower yields resulting in reduced investment income. If interest rates continue to rise, this trend may reverse over time.

Life and Savings realized capital gains and losses Realized capital gains and losses decreased in 1999 as compared to 1998, as 1998 capital gains reflected the sale of real estate and certain fixed income securities during the year. In 1998, realized capital gains increased over 1997, due primarily to the sales of equity-linked securities, real estate and pre-payments of fixed income securities.

Life and Savings operating income Operating income decreased 2.0% in 1999, as increased investment margins and contract charges were offset by less favorable mortality margins, higher expenses and the impacts of the restructuring and acquisition related charges. The 1998 operating income increased 4.0% as compared to 1997 due to higher investment and mortality margins, offset by increased expenses.

Investment margin, which represents the excess of investment income earned over interest credited to policyholders and contractholders, increased 8.8% due to increases in asset balances from new sales. The difference between average investment yields and interest credited during the year remained relatively constant with the prior year. In 1998, the investment margins increased due to new sales, partly offset by a slight decrease in the average investment yield. The weighted average investment yield and the weighted average interest crediting rates during 1999, 1998 and 1997 are in the following table.

	Weighted average investment yield			Weighted average interest crediting rate		
	1999	1998	1997	1999	1998	1997
Interest-sensitive life products	7.5%	7.8%	7.8%	5.5%	5.8%	5.8%
Fixed rate contracts	8.0	8.3	8.4	7.3	7.5	7.5
Flexible rate contracts	7.3	7.6	7.7	5.2	5.6	5.7

Fixed rate contracts include funding agreements, immediate annuities and group pension products, while flexible rate contracts include all other fixed annuities.

Mortality margin, which represents premiums and cost of insurance charges in excess of related policy benefits, decreased 9.0% during 1999. The decrease, which negatively impacts operating income, was the result of a return to

an expected level of claims and average claim size as compared to favorable mortality results in 1998. The 1998 favorable margin was due to an increase in life insurance inforce and fewer claims.

Increased expenses during 1999 and 1998 are due to additional investments in technology.

The restructuring charge incurred during 1999 was the result of the cost reduction program announced on November 10, 1999. The impact of the charge on the Life and Savings segment totaled $8 million, or $5 million after-tax, and related primarily to the elimination of employee positions. See Note 11 to the consolidated financial statements for a more detailed discussion of these charges.

Based on information developed from the post-closing review of the acquired AHL business, the Company recorded an acquisition charge of $32 million, or $26 million after-tax, primarily relating to different estimates of loss reserves and asset valuation allowances. The pretax charge is reflected in Contract charges, Contract benefits and Operating costs and expenses.

Life and Savings Outlook

- Life and Savings product growth will continue to be driven by a focus on multiple channels of distribution and multiple products. With this focus management plans to:
  * Emphasize alliance partners, Putnam Investments, Morgan Stanley Dean Witter and PNC Bank;
  * Perform ongoing market assessments to capture opportunities for group pension and immediate annuity products;
  * Develop the Allstate Financial Advisor initiative, which includes implementing financial planning services for customers;
  * Utilize a funding agreement program;
  * Continue wholesaling activities; and
  * Expand its Internet presence.
- Consistent with the marketplace, Life and Savings sales continued to move towards lower profit margin products, such as term life and variable annuities. These lower profit margin products require a higher volume of business to increase the Life and Savings operating results. Life and Savings achieved this increased volume in 1999 and expects product growth to continue.
- Benefits derived from investments in technology, distribution systems and restructuring are expected to contribute to profitability.
- The Company is currently experiencing increased competition in the Life and Savings segment. This competition is expected to continue and therefore increase the need to reduce costs of distribution and increase economies of scale in order to compete with larger traditional insurance companies, as well as non-traditional competitors, such as banks and securities firms. Federal legislation has also been passed that eliminates many federal and state law barriers to affiliations among banks, securities firms, insurers and other financial service providers. The impact this may have on the Life and Savings segment is unknown at this time.

MARKET RISK

Market risk is the risk that the Company will incur losses due to adverse changes in equity, interest, commodity, or currency exchange rates and prices. The Company's primary market risk exposures are to changes in interest rates, although the Company also has certain exposures to changes in equity prices and foreign currency exchange rates.

The active management of market risk is integral to the Company's results of operations. The Company may use the following approaches to manage its exposure to market risk within defined tolerance ranges: 1) rebalance its existing asset or liability portfolios, 2) change the character of future investments purchased or 3) use derivative instruments to modify the market risk characteristics of existing assets and liabilities or assets expected to be

purchased. The derivative financial instruments section in ''Investments'' and Note 6 to the consolidated financial statements provides a more detailed discussion of these instruments.

Corporate Oversight The Company generates substantial investable funds from its primary business operations, Property-Liability and Life and Savings. In formulating and implementing policies for investing new and existing funds, the Company seeks to earn returns that enhance its ability to offer competitive rates and prices to customers while contributing to attractive and stable profits and long-term capital growth for the Company. Accordingly, the Company's investment decisions and objectives are a function of the underlying risks and product profiles of each primary business operation.

The Company administers and oversees the investment risk management processes primarily through the Boards of Directors and Investment Committees of its operating subsidiaries, and the Credit and Risk Management Committee (''CRMC''). The Boards of Directors and Investment Committees provide executive oversight of investment activities. The CRMC is a senior management committee consisting of the Chief Investment Officer, the Investment Risk Manager, and other investment officers who are responsible for the day-to-day management of market risk. The CRMC meets at least monthly to provide detailed oversight of investment risk, including market risk.

The Company has investment guidelines that define the overall framework for managing market and other investment risks, including the accountabilities and controls over these activities. In addition, the Company has specific investment policies for each of its affiliates that delineate the investment limits and strategies that are appropriate given each entity's liquidity, surplus, product, and regulatory requirements.

The Company manages its exposure to market risk through asset allocation limits, duration limits, value-at-risk limits, through the use of simulation and, as appropriate, stress tests. Asset allocation limits place restrictions on the aggregate fair value which may be invested within an asset class. The Company has duration limits on the Property-Liability and Life and Savings investment portfolios, and, as appropriate, on individual components of these portfolios. These duration limits place restrictions on the amount of interest rate risk which may be taken. Value-at-risk limits the potential loss in fair value that could arise from adverse movements in the fixed income, equity, and currency markets over a time interval based on historical volatilities and correlations between market risk factors. Simulation and stress tests measure downside risk to fair value and earnings over longer time intervals and/or for adverse market scenarios.

The day-to-day management of market risk within defined tolerance ranges occurs as portfolio managers buy and sell within their respective markets based upon the acceptable boundaries established by the asset allocation, duration and other limits, including but not limited to credit and liquidity.

Although the Company applies a common overall governance approach to market risk where appropriate, the underlying asset-liability frameworks and accounting and regulatory environments differ markedly between Property-Liability and Life and Savings operations. These differing frameworks affect each operation's investment decisions and risk parameters.

Interest Rate Risk Interest rate risk is the risk that the Company will incur economic losses due to adverse changes in interest rates. This risk arises from many of the Company's primary activities, as the Company invests substantial funds in interest-sensitive assets and also has certain interest-sensitive liabilities, primarily in its Life and Savings operations.

The Company manages the interest rate risk inherent in its assets relative to the interest rate risk inherent in its liabilities. One of the measures the Company uses to quantify this exposure is duration. Duration measures the sensitivity of the fair value of assets and liabilities to changes in interest rates. For example, if interest rates increase 1%, the fair value of an asset with a duration of 5 years is expected to decrease in value by approximately 5%. At December 31, 1999, the difference between the Company's asset and liability duration was approximately 0.62 years, versus a 0.11 year gap at December 31, 1998. This positive duration gap indicates that the fair value of the Company's assets is somewhat more sensitive to interest rate movements than the fair value of its liabilities.

The major portion of the Company's duration gap is determined by its Property-Liability operations, with the primary liabilities of these operations being auto and homeowners claims. In the management of investments supporting this business, Property-Liability adheres to an objective of maximizing total after-tax return on capital and

earnings while ensuring the safety of funds under management and adequate liquidity. This objective generally results in a duration mismatch between Property-Liability's assets and liabilities within a defined tolerance range.

Life and Savings seeks to invest premiums and deposits to generate future cash flows that will fund future claims, benefits and expenses, and earn stable margins across a wide variety of interest rate and economic scenarios. In order to achieve this objective and limit its exposure to interest rate risk, Life and Savings adheres to a philosophy of managing the duration of assets and related liabilities. Life and Savings uses interest rate swaps, futures, forwards, caps and floors to reduce the interest rate risk resulting from duration mismatches between assets and liabilities. In addition, Life and Savings uses financial futures to hedge the interest rate risk related to anticipatory purchases and sales of investments and product sales to customers.

To calculate duration, the Company projects asset and liability cash flows, and discounts them to a net present value basis using a risk-free market rate adjusted for credit quality, sector attributes, liquidity and other specific risks. Duration is calculated by revaluing these cash flows at an alternative level of interest rates, and determining the percentage change in fair value from the base case. The cash flows used in the model reflect the expected maturity and repricing characteristics of the Company's derivative financial instruments, all other financial instruments (as depicted in Note 6 to the consolidated financial statements), and certain non-financial instruments including unearned premiums, Property-Liability claims and claims expense reserves and interest-sensitive annuity liabilities. The projections include assumptions (based upon historical market and Company specific experience) reflecting the impact of changing interest rates on the prepayment, lapse, leverage and/or option features of instruments, where applicable. Such assumptions relate primarily to mortgage-backed securities, collateralized mortgage obligations, municipal housing bonds, callable municipal and corporate obligations, and fixed rate single and flexible premium deferred annuities. Additionally, the projections incorporate certain assumptions regarding the renewal of Property-Liability policies.

Based upon the information and assumptions the Company uses in its duration calculation and interest rates in effect at December 31, 1999, management estimates that a 100 basis point immediate, parallel increase in interest rates (''rate shock'') would decrease the net fair value of its assets and liabilities identified above by approximately $779 million, versus $660 million at December 31, 1998. In addition, there are $3.10 billion of assets supporting life insurance products which are not financial instruments and have not been included in the above analysis. This amount has decreased from the $3.32 billion in assets reported for December 31, 1998. According to the duration calculation, in the event of a 100 basis point immediate increase in interest rates, these assets would decrease in value by $131 million, comparable to a decrease of $123 million reported for December 31, 1998. The selection of a 100 basis point immediate parallel increase in interest rates should not be construed as a prediction by the Company's management of future market events, but rather, is intended to illustrate the potential impact of such an event.

To the extent that actual results differ from the assumptions utilized, the Company's duration and rate shock measures could be significantly impacted. Additionally, the Company's calculation assumes that the current relationship between short-term and long-term interest rates (the term structure of interest rates) will remain constant over time. As a result, these calculations may not fully capture the impact of non-parallel changes in the term structure of interest rates and/or large changes in interest rates.

Equity Price Risk Equity price risk is the risk that the Company will incur economic losses due to adverse changes in a particular stock or stock index. At December 31, 1999, the Company had approximately $5.38 billion in common stocks and $1.89 billion in other equity investments (including primarily convertible securities and private equity securities). Approximately 94% and 56% of these totals, respectively, represented invested assets of the Property-Liability operations. At December 31, 1998, the Company had $4.90 billion in common stocks and $1.90 billion in other equity investments, and approximately 95% and 58%, respectively, represented invested assets of the Property-Liability operations.

In addition to the above, at December 31, 1999 and December 31, 1998, Life and Savings had $1.25 billion and $823 million, respectively, in equity-indexed annuity liabilities which provide customers with contractually guaranteed participation in price appreciation of the Standard & Poor's 500 Composite Price Index (''S&P 500''). Life and Savings hedges the risk associated with the price appreciation component of the equity-indexed annuity liabilities through the purchase of equity-indexed options, futures, and futures options and eurodollar futures (the ''hedging portfolio''). Any tracking error is maintained within specified value-at-risk limits. In addition to the options

purchased to hedge these annuity liabilities, Life and Savings has purchased equity-indexed options as a means to diversify overall portfolio risk.

The Company's largest equity exposure is to declines in the S&P 500. As of December 31, 1999, the Company's portfolio of equity instruments has a beta of approximately 0.87. Beta represents a widely accepted methodology to describe, in mathematical terms, an investment's market risk characteristic. For example, if the S&P 500 decreases by 10%, management estimates that the fair value of its equity portfolio will decrease by approximately 8.7%. Likewise, if the S&P 500 increases by 10%, management estimates that the fair value of its equity portfolio will increase by approximately 8.7%. At December 31, 1998, the Company's equity portfolio had a beta of 0.89.

Based upon the information and assumptions the Company uses in its beta calculation and in effect at December 31, 1999, management estimates that an immediate decrease in the S&P 500 of 10% would decrease the net fair value of the Company's assets and liabilities identified above by approximately $630 million, versus $603 million at December 31, 1998. The selection of a 10% immediate decrease in the S&P 500 should not be construed as a prediction by the Company's management of future market events, but rather, is intended to illustrate the potential impact of such an event.

Beta was measured by regressing the monthly stock price movements of the equity portfolio against movements in the S&P 500 over a three year historical period. Portfolio beta was also measured for the domestic equity portfolio by weighting individual stock betas by the market value of the holding in the portfolio. The two approaches to calculating portfolio beta yielded virtually identical results. Since beta is historically based, projecting future price volatility using this method involves an inherent assumption that historical volatility and correlation relationships will remain stable. Therefore, the results noted above may not reflect the Company's actual experience if future volatility and correlation relationships differ from such historical relationships.

Foreign Currency Exchange Rate Risk Foreign currency risk is the risk that the Company will incur economic losses due to adverse changes in foreign currency exchange rates. This risk arises from the Company's foreign equity investments and its international operations. The Company also has certain fixed income securities that are denominated in foreign currencies; however, the Company uses derivatives to hedge the foreign currency risk of these securities (both interest payments and the final maturity payment). At December 31, 1999, the Company had approximately $1.18 billion in foreign currency denominated equity securities and an additional $520 million net investment in foreign subsidiaries. These amounts have increased from $886 million and $472 million, respectively, as of December 31, 1998. The increase in equity securities is due to increases in public equity holdings. Approximately 94% of the total of these two sources of currency exposure represents invested assets of the Property-Liability operations. This percentage has increased from 89% as of December 31, 1998.

Based upon the information and assumptions in effect at December 31, 1999, management estimates that, holding everything else constant, a 10% immediate unfavorable change in each of the foreign currency exchange rates to which the Company is exposed would decrease the net fair value of its foreign currency denominated instruments (identified above) by approximately $170 million, versus $136 million at December 31, 1998. The selection of a 10% immediate decrease in all currency exchange rates should not be construed as a prediction by the Company's management of future market events, but rather, is intended to illustrate the potential impact of such an event. The Company's currency exposure is well diversified across 32 countries, modestly decreased from 44 countries at December 31, 1998. The largest individual exposures at December 31, 1999 are to Canada (26%) and Japan (22%). The largest individual exposures at December 31, 1998 were to Canada (30%) and Japan (12%). The Company's primary regional exposure is to Western Europe with approximately 47%, versus 50% at December 31, 1998.

The modeling technique the Company uses to calculate its currency exposure does not take into account correlation among foreign currency exchange rates, or correlation among various markets (i.e., the foreign exchange, equity and fixed-income markets). Even though the Company believes it to be unlikely that all of the foreign currency exchange rates to which it is exposed would simultaneously decrease by 10%, the Company finds it meaningful to ''stress test'' its portfolio under this and other hypothetical extreme adverse market scenarios. The Company's actual experience may differ from the results noted above due to the correlation assumptions utilized, or if events occur that were not included in the methodology, such as significant liquidity or market events.

CAPITAL RESOURCES AND LIQUIDITY

Capital resources Allstate's capital resources consist of shareholders' equity, mandatorily redeemable preferred securities and debt, representing funds deployed or available to be deployed to support business operations. The following table summarizes our capital resources at the end of the last three years:

($ in millions)	1999	1998	1997
Common stock and retained earnings	$15,256	$14,284	$12,825
Accumulated other comprehensive income	1,345	2,956	2,785
Total shareholders' equity	16,601	17,240	15,610
Mandatorily redeemable preferred securities	964	750	750
Debt	2,851	1,746	1,696
Total capital resources	$20,416	$19,736	$18,056
Ratio of debt to total capital resources(1)	16.3%	10.7%	11.5%

(1) When analyzing the Company's ratio of debt to total capital resources, various formulas are used. In this presentation, debt includes 50% of mandatorily redeemable preferred securities.

Shareholders' equity Shareholders' equity decreased in 1999, as net income was offset by share repurchases and a decline in unrealized capital gains. Shareholders' equity increased in 1998 primarily as a result of net income.

Since 1995, the Company has repurchased 156 million shares of its common stock at a cost of $5.43 billion as part of stock repurchase programs totaling $7.83 billion. The remaining programs are expected to be completed by December 31, 2000. The Company has reissued 43.6 million shares, including 34.1 million shares used to fund the AHL acquisition during 1999.

Mandatorily redeemable preferred securities The balance of mandatorily redeemable preferred securities increased in 1999, as the outstanding mandatorily redeemable preferred securities ''FELINE PRIDES'' originally issued by AHL, were consolidated into the Company's results upon acquisition. FELINE PRIDES, consist of a unit with a stated amount of $50 comprising i) a stock purchase contract under which the holder will purchase from the Company on August 16, 2000, a number of Allstate common shares equal to a specified rate, and ii) a beneficial ownership of a 6.75% trust preferred security representing a preferred undivided beneficial interest in the assets of AHL Financing (the ''Trust''), a Delaware statutory business trust. The assets of the Trust are 6.75% debentures due August 16, 2002. Under a shelf registration statement filed with the Securities and Exchange Commission (''SEC'') in February 2000, the Company may issue up to 7,398,387 shares of Allstate common stock upon settlement of the purchase contracts of the FELINE PRIDES.

Debt Consolidated debt increased in 1999, due to an increase in short-term debt, the issuance of $750 million of 7.20% Senior Notes due 2009 and the issuance of a $75 million, 10-year note to CNA Financial Corporation (''CNA''). The proceeds from the 7.20% Senior Note issuance were used for general corporate purposes, including stock repurchases.

Consolidated debt increased in 1998, the result of increased short-term debt and the issuance of $250 million of 6.75% senior debentures due 2018 and $250 million of 6.90% senior debentures due 2038. The net proceeds were used to fund the maturity of $300 million of 5.875% notes due June 15, 1998, and for general corporate purposes. These increases were offset by the conversion of $357 million of 6.76% Automatically Convertible Equity Securities into approximately 8.6 million common shares of The PMI Group, Inc. held by Allstate.

The Company has access to additional borrowing as follows:

- Allstate has a commercial paper program with an authorized borrowing limit of up to $1.00 billion to cover its short-term cash needs. At December 31, 1999, the Company had outstanding commercial paper borrowings of $594 million with a weighted average interest rate of 5.86%.
- Allstate maintains two credit facilities totaling $1.55 billion as a potential source of funds to meet short-term liquidity requirements, including a $1.50 billion, five-year revolving line of credit expiring in 2001 and a $50 million, one-year revolving line of credit expiring in 2000. In order to borrow on the five-year line of credit, Allstate Insurance Company (''AIC''), a wholly owned subsidiary of the Company, is required to

maintain a specified statutory surplus level, and the Company's debt to equity ratio (as defined in the agreement) must not exceed a designated level. These requirements are currently being met and management expects to continue to meet them in the future. There were no borrowings under these lines of credit during 1999. Total borrowings under the combined commercial paper program and the Allstate lines of credit are limited to $1.55 billion.

- AHL maintains three lines of credit totaling $92 million as a potential source of funds to meet short-term liquidity requirements. At December 31, 1999, $71 million was outstanding on these lines with a weighted average interest rate of 6.47%.
- At December 31, 1999, under a shelf registration statement filed with the SEC in August 1998, the Company may issue up to an additional $1.25 billion of debt securities, preferred stock or debt warrants.

Capital Transactions

- On October 1, 1999, the Company completed the acquisition of the personal lines auto and homeowners insurance business of CNA. At closing, AIC made a cash payment of $140 million to CNA for: i) certain assets of CNA used in connection with that business; ii) access to the CNA agency distribution channel; iii) infrastructure and employees of the business; iv) renewal rights to the in-force business; and v) an option to acquire certain licensed companies of CNA in the future. AIC will pay a license fee to CNA for the use of certain of CNA's trademarks and access to the CNA personal lines distribution channel for a period of up to six years. The license fee will be based on a percentage of the aggregate premiums produced by independent agents appointed by CNA personal lines prior to the acquisition date. At closing, Allstate also issued a $75 million, 10-year note to CNA, the principal repayment of which at maturity is contingent upon certain profitability measures of the acquired business. The maximum amount of principal which would have to be paid is $85 million and the minimum amount is $65 million. In addition, as consideration for entering into a 100% indemnity reinsurance agreement with CNA to reinsure the in-force policy obligations of the business, AIC received cash of approximately $1.2 billion and other assets.
- On October 31, 1999, Allstate acquired all of the outstanding shares of AHL pursuant to a merger agreement for $32.25 per share in cash and Allstate common stock, in a transaction valued at $1.1 billion. AHL specializes in selling life, health and disability insurance to individuals through their workplaces. In order to fund the equity component of the consideration, the Company reissued 34.1 million shares of Allstate common stock held in treasury to AHL shareholders. The remaining $87 million portion of the consideration was funded with cash.
- In connection with the acquisition of AHL, Allstate assumed AHL's obligations under the outstanding mandatorily redeemable preferred securities originally issued by AHL and the Trust.
- On April 14, 1998, the Company completed the purchase of Pembridge Inc. (''Pembridge'') for approximately $275 million. Pembridge primarily sells non-standard auto insurance in Canada through its wholly-owned subsidiary, Pafco Insurance Company.

Financial ratings and strength The following table summarizes the Company's and its major subsidiaries' debt and commercial paper ratings and the insurance claims-paying ratings from various agencies at December 31, 1999.

	Moody's	Standard & Poor's	A.M. Best
The Allstate Corporation (debt)	A 1	A+	–
The Allstate Corporation (commercial paper)	P-1	A-1	–
Allstate Insurance Company (claims-paying ability)	Aa2	AA	A+
Allstate Life Insurance Company (claims-paying ability)	Aa2	AA+	A+
American Heritage Life Insurance Company (claims-paying ability)	Aa3	AA	A+

The Company's and its major subsidiaries' ratings are influenced by many factors including the amount of financial leverage (i.e. debt), exposure to risks such as catastrophes, as well as the current level of operating leverage.

Operating leverage for property-liability companies is measured by the ratio of net premiums written to statutory surplus and serves as an indicator of the Company's premium growth capacity. Ratios in excess of 3 to 1 are considered outside the usual range by insurance regulators and rating agencies. AIC's premium to surplus ratio was 1.5x and 1.4x at December 31, 1999 and 1998, respectively.

The National Association of Insurance Commissioners (''NAIC'') has a standard for assessing the solvency of insurance companies, which is referred to as risk-based capital (''RBC''). The requirement consists of a formula for determining each insurer's RBC and a model law specifying regulatory actions if an insurer's RBC falls below specified levels. The RBC formula for property-liability companies includes asset and credit risks but places more emphasis on underwriting factors for reserving and pricing. The RBC formula for life insurance companies establishes capital requirements relating to insurance, business, asset and interest rate risks. At December 31, 1999, RBC for each of the Company's domestic insurance companies was significantly above levels that would require regulatory actions.

Liquidity The Allstate Corporation is a holding company whose principal operating subsidiaries include AIC and AHL. The Company's principal sources of funds are dividend payments from AIC, intercompany borrowings, funds from the settlement of Company benefit plans and funds that may be raised periodically from the issuance of additional debt, including commercial paper, or stock. The payment of dividends by AIC is limited by Illinois insurance law, to formula amounts based on statutory net income and statutory surplus, as well as the timing and amount of dividends paid in the preceding twelve months. In the twelve month period beginning January 1, 1999, AIC paid dividends of $2.96 billion, the maximum amount allowed based on the 1998 formula amounts. Based on 1999 statutory net income, the maximum amount of dividends AIC will be able to pay without prior Illinois Department of Insurance approval at a given point in time beginning in May 2000 is $1.96 billion, less dividends paid during the preceding twelve months measured at that point in time. The Company's principal uses of funds are the payment of dividends to shareholders, share repurchases, intercompany lending to its insurance affiliates, debt service, additional investments in its subsidiary affiliates and acquisitions.

The principal sources of funds for the Property-Liability operations are premiums, reinsurance, collections of principal, interest and dividends from the investment portfolio, and intercompany loans or equity investments from The Allstate Corporation. The principal uses of funds by the Property-Liability operations are the payment of claims and related expenses, operating expenses, dividends to The Allstate Corporation, the purchase of investments, the repayment of intercompany loans and the settlement of Company benefit plans.

The Company's Property-Liability operations typically generate substantial positive cash flows from operations as a result of most premiums being received in advance of the time when claim payments are required. These positive operating cash flows, along with that portion of the investment portfolio that is held in cash and highly liquid securities, commercial paper borrowings and the Company's lines of credit have met, and are expected to continue to meet, the liquidity requirements of the Property-Liability operations. Catastrophe claims, the timing and amount of which are inherently unpredictable, may create increased liquidity requirements for the Property-Liability operations of the Company.

The principal sources of funds for Life and Savings are premiums, deposits, collection of principal, interest and dividends from the investment portfolio, and capital contributions from AIC, its parent. The primary uses of these funds are to purchase investments and pay policyholder claims, benefits, contract maturities, contract surrenders and withdrawals, operating costs, and dividends to AIC.

The maturity structure of Life and Savings' fixed income securities, which represent 81.6% of Life and Savings' total investments, is managed to meet the anticipated cash flow requirements of the underlying liabilities. A portion of Life and Savings' diversified product portfolio, primarily fixed deferred annuity and interest-sensitive life insurance products, is subject to discretionary surrender and withdrawal by contractholders. Total surrender and withdrawal amounts for Life and Savings were $2.78 billion, $2.11 billion and $1.90 billion in 1999, 1998 and 1997, respectively. As Life and Savings' interest-sensitive life policies and annuity contracts in force grow and age, the dollar amount of surrenders and withdrawals could increase, as experienced in 1999 and 1998. While the overall amount of surrenders may increase in the future, a significant increase in the level of surrenders relative to total

contractholder account balances is not anticipated. Management believes the assets are sufficiently liquid to meet future obligations to the Life and Savings contractholders under various interest rate scenarios.

The following table summarizes liabilities for interest-sensitive Life and Savings products by their contractual withdrawal provisions at December 31, 1999. Approximately 11.2% of these liabilities are subject to discretionary withdrawal without adjustment.

($ in millions)	1999
Not subject to discretionary withdrawal	$10,624
Subject to discretionary withdrawal with adjustments:	
Specified surrender charges[1]	14,223
Market value	2,473
Subject to discretionary withdrawal without adjustments	3,463
Total	$30,783

(1) Includes $5.79 billion of liabilities with a contractual surrender charge of less than 5% of the account balance.

INVESTMENTS

The composition of the investment portfolio at December 31, 1999 is presented in the table below (see Notes 2 and 5 to the consolidated financial statements for investment accounting policies and additional information).

	Property-Liability		Life and Savings		Corporate and Other		Total	
($ in millions)		Percent to total		Percent to total		Percent to total		Percent to total
Fixed income securities[1]	$25,405	77.1%	$28,106	81.6%	$1,775	78.6%	$55,286	79.4%
Equity securities	6,113	18.6	624	1.8	1	–	6,738	9.7
Mortgage loans	187	0.6	3,881	11.3	–	–	4,068	5.8
Short-term	1,227	3.7	713	2.1	482	21.4	2,422	3.5
Other	11	–	1,120	3.2	–	–	1,131	1.6
Total	$32,943	100.0%	$34,444	100.0%	$2,258	100.0%	$69,645	100.0%

(1) Fixed income securities are carried at fair value. Amortized cost for these securities was $25.47 billion, $27.94 billion and $1.88 billion for Property-Liability, Life and Savings and Corporate and Other, respectively.

Total investments increased to $69.65 billion at December 31, 1999 from $66.53 billion at December 31, 1998. Property-Liability investments were $32.94 billion at December 31, 1999 as compared to $33.73 billion at December 31, 1998, as amounts invested from positive cash flows generated from operations and additional assets acquired with the CNA personal lines, were offset by dividends paid to The Allstate Corporation during the year and declines in unrealized positions on fixed income securities.

Life and Savings investments increased to $34.44 billion at December 31, 1999, from $31.77 billion at December 31, 1998. The increase in Life and Savings investments was primarily due to amounts invested from positive cash flows generated from operations and additional investments acquired with AHL, partially offset by decreased unrealized capital gains on fixed income and equity securities.

Fixed income securities Allstate's fixed income securities portfolio consists of tax-exempt municipal bonds, publicly traded corporate bonds, privately-placed securities, mortgage-backed securities, asset-backed securities, foreign government bonds, redeemable preferred stock and U.S. government bonds. Allstate generally holds its fixed income securities to maturity, but has classified all of these securities as available for sale to allow maximum flexibility in portfolio management. At December 31, 1999, unrealized net capital losses on the fixed income securities portfolio totaled $7 million compared to an unrealized gain of $3.61 billion as of December 31, 1998. The decrease in the unrealized gain position is primarily attributable to an increase in interest rates at the end of the year. As of December 31, 1999, 68.9% of the consolidated fixed income securities portfolio was invested in taxable securities.

At December 31, 1999, 93.7% of the Company's fixed income securities portfolio was rated investment grade, which is defined by the Company as a security having an NAIC rating of 1 or 2, a Moody's rating of Aaa, Aa, A or Baa, or a comparable Company internal rating. The quality mix of Allstate's fixed income securities portfolio at December 31, 1999 is presented in the following table.

($ in millions) NAIC ratings	Moody's equivalent description	Fair value	Percent to total
1	Aaa/Aa/A	$ 42,697	77.2%
2	Baa	9,135	16.5
3	Ba	1,867	3.4
4	B	1,241	2.2
5	Caa or lower	261	.5
6	In or near default	85	.2
		$ 55,286	100.0%

Included among the securities that are rated below investment grade are both public and privately-placed high-yield bonds and securities that were purchased at investment grade but have since been downgraded. The Company mitigates the credit risk of investing in below investment grade fixed income securities by limiting the percentage of these investments that can be carried in its portfolio, and through diversification of the portfolio. Based on these limits, a minimum of 93% of the Company's fixed income securities portfolio will be investment grade.

Over 34% of the Company's fixed income securities portfolio at December 31, 1999 was invested in municipal bonds of which 92.2% are rated as investment grade. The municipal bond portfolio consisted of approximately 6,000 issues from nearly 2,000 issuers. The largest exposure to a single issuer was less than 1.0% of the portfolio.

As of December 31, 1999, the fixed income securities portfolio contained $8.62 billion of privately-placed corporate obligations, compared with $9.69 billion at December 31, 1998. The benefits of privately-placed securities as compared to public securities are generally higher yields, improved cash flow predictability through pro-rata sinking funds on many bonds, and a combination of covenant and call protection features designed to better protect the holder against losses resulting from credit deterioration, reinvestment risk and fluctuations in interest rates. A relative disadvantage of privately-placed securities as compared to public securities is reduced liquidity. At December 31, 1999, 91.3% of the privately-placed securities were rated as investment grade by either the NAIC or the Company's internal ratings. The Company determines the fair value of privately-placed fixed income securities based on discounted cash flows using current interest rates for similar securities.

At December 31, 1999 and 1998, $7.88 billion of the fixed income securities portfolio was invested in mortgage-backed securities (''MBS''). The MBS portfolio consists primarily of securities which were issued by or have underlying collateral that is guaranteed by U.S. government agencies or sponsored entities, thus minimizing credit risk.

The MBS portfolio is subject to interest rate risk since the price volatility and ultimate realized yield are affected by the rate of repayment of the underlying mortgages. Allstate attempts to limit interest rate risk on these securities by investing a portion of the portfolio in securities that provide prepayment protection. At December 31, 1999, over 33% of the MBS portfolio was invested in planned amortization class bonds.

The fixed income securities portfolio contained $3.90 billion and $4.25 billion of asset-backed securities (''ABS'') at December 31, 1999 and 1998, respectively. The ABS portfolio is subject to credit and interest rate risk. Credit risk is mitigated by monitoring the performance of the collateral. Approximately 51% of all securities are rated in the highest rating category by one or more credit rating agencies. Interest rate risk is similar to the risks posed by MBS, however to a lesser degree because of the nature of the underlying assets. Over 45% of the Company's ABS are invested in securitized credit card receivables. The remainder of the portfolio is backed by securitized home equity, manufactured housing and auto loans.

Allstate closely monitors its fixed income securities portfolio for declines in value that are other than temporary. Securities are placed on non-accrual status when they are in default or when the receipt of interest payments is in doubt.

Mortgage loans and real estate Allstate's $4.07 billion investment in mortgage loans at December 31, 1999 is comprised primarily of loans secured by first mortgages on developed commercial real estate, and is primarily held in the Life and Savings operations. Geographical and property type diversification are key considerations used to manage Allstate's mortgage loan risk.

Allstate closely monitors its commercial mortgage loan portfolio on a loan-by-loan basis. Loans with an estimated collateral value less than the loan balance, as well as loans with other characteristics indicative of higher than normal credit risk, are reviewed by financial and investment management at least quarterly for purposes of establishing valuation allowances and placing loans on non-accrual status. The underlying collateral values are based upon discounted property cash flow projections, which are updated as conditions change or at least annually.

During 1998, the Company sold the majority of its real estate properties but continues to hold equity interests in several publicly traded real estate investment trusts and private securities which are classified as equity securities.

Equity securities and short-term investments The Company's equity securities portfolio was $6.74 billion at December 31, 1999 compared to $6.42 billion in 1998. The increase can be attributed to general market appreciation.

The Company's short-term investment portfolio was $2.42 billion and $2.48 billion at December 31, 1999 and 1998, respectively. Allstate invests available cash balances primarily in taxable short-term securities having a final maturity date or redemption date of one year or less.

YEAR 2000

In 1995, the Company commenced a four phase plan which included reprogramming, remediating or replacing computer systems and equipment which may have failed to operate properly in or after the year 1999, due to the inability of the systems and equipment to recognize the last two digits of the year in any date (''Year 2000''). Because of the comprehensiveness of this plan, and its timely completion, the Company has experienced no material impacts on its results of operations, liquidity or financial position due to the Year 2000 issue. The Company expects to incur total costs related to this plan of $109 million between the years of 1995 and 2000. These costs are expensed as incurred.

The Company is also potentially exposed to Year 2000 risks associated with certain personal lines policies that have been issued. While coverage may exist for some Year 2000 related losses under Allstate's personal auto or homeowners insurance policies, many Year 2000 related losses will not be covered by these policies. Losses incurred due to mere failures of personal electronic devices to function as intended by their manufacturer or distributor, or as expected by the policyholder, are not the type of losses which would be covered by the Company's personal auto or homeowners insurance policies. Such product failures are considered to be product warranty issues best addressed between the policyholder and the manufacturer or distributor of the products. However, certain other types of Year 2000-related losses may be covered under the Company's policies, depending upon the particular circumstances of the loss and the type of policy in force at the time of loss. Some of the Company's homeowners policies, for instance, provide significantly broader protection than others, and therefore may provide coverage for certain types of losses. The Company also is exposed to Year 2000 risks associated with certain commercial policies that have been issued. Since the commercial business written by the Company is not material to the overall results of operations of the Company, management believes that Year 2000-related losses associated with these lines do not pose a material risk to the Company. However, with respect to both personal lines and commercial policies, in determining whether coverage exists in any particular circumstance, all facts of the loss as well as the applicable policy terms, conditions and exclusions will be reviewed. The Company currently does not expect the impacts of such losses, if any, on its results of operations, liquidity or financial position to be material.

REGULATION AND LEGAL PROCEEDINGS

Regulation The Company's insurance businesses are subject to the effects of changing social, economic and regulatory environments. Public and regulatory initiatives have varied and have included efforts to adversely

influence and restrict premium rates, restrict the Company's ability to cancel policies, impose underwriting standards and expand overall regulation. The ultimate changes and eventual effects, if any, of these initiatives are uncertain.

Legal proceedings Allstate and plaintiffs' representatives have agreed to settle certain civil suits filed in California, including a class action, related to the 1994 Northridge, California earthquake. The class action settlement received final approval from the Superior Court of the State of California for the County of Los Angeles on June 11, 1999. The plaintiffs in these civil suits challenged licensing and engineering practices of certain firms Allstate retained and alleged that Allstate systematically pressured engineering firms to improperly alter their reports to reduce the loss amounts paid to some insureds with earthquake claims. Under the terms of the settlement, Allstate sent notice to approximately 11,500 homeowner customers inviting them to participate in a court-administered program which may allow for review of their claims by an independent engineer and an independent adjusting firm to ensure that they have been adequately compensated for all structural damage from the 1994 Northridge earthquake covered under the terms of their Allstate policies. It is anticipated that approximately 2,500 of these customers will ultimately participate in this independent review process. Allstate has agreed to retain an independent consultant to review, among other things, Allstate's practices and procedures for handling catastrophe claims, and has helped fund a charitable foundation devoted to consumer education on loss prevention and consumer protection and other insurance issues. The Company does not expect that the effect of the proposed settlement will exceed the amounts currently reserved. During August 1999, a group of objectors filed an appeal from the order approving the settlement. That appeal is pending.

In April 1998, Federal Bureau of Investigation agents executed search warrants at three Allstate offices for documents relating to the handling of certain claims for losses resulting from the Northridge earthquake. Allstate is cooperating with the investigation, which is being directed by the United States Attorney's Office for the Central District of California. At present, the Company cannot determine the impact of resolving the investigation.

For the past five years, the Company has been distributing to certain PP&C claimants, documents regarding the claims process and the role that attorneys may play in that process. Suits challenging the use of these documents have been filed against the Company, including purported class action suits. In addition to these suits, the Company has received inquires from states' attorneys general, bar associations and departments of insurance. In certain states, the Company continues to use these documents after agreeing to make certain modifications. The Company is vigorously defending its rights to use these documents. The outcome of these disputes is currently uncertain.

There are currently several state and nationwide putative class action lawsuits pending in various state courts seeking actual and punitive damages from Allstate alleging breach of contract and fraud because of its specification of aftermarket (non-original equipment manufacturer) replacement parts in the repair of insured vehicles. Plaintiffs in these suits allege that aftermarket parts are not ''of like kind and quality'' as required by the insurance policies. The lawsuits are in various stages of development with no class action having been certified. The outcome of these disputes is currently uncertain.

Allstate is defending lawsuits, including two putative class actions, regarding worker classification. Two suits relate to the classification of California exclusive agents as independent contractors. These suits were filed after Allstate's reorganization of its California agency programs in 1996. The plaintiffs, among other things, seek a determination that they have been treated as employees notwithstanding agent contracts that specify that they are independent contractors for all purposes. Another suit relates to the classification of staff working in agency offices. In this putative class action, plaintiffs seek damages under the Employee Retirement Income Security Act and the Racketeer Influenced and Corrupt Organizations Act alleging that 10,000 agency secretaries were terminated as employees by Allstate and rehired by agencies through outside staffing vendors for the purpose of avoiding the payment of employee benefits. Allstate is vigorously defending these lawsuits. The outcome of these disputes is currently uncertain.

Various other legal and regulatory actions are currently pending that involve Allstate and specific aspects of its conduct of business, including some related to the Northridge earthquake, and like other members of the insurance industry, the Company is the target of an increasing number of class action lawsuits. These class actions are based on a variety of issues including insurance and claim settlement practices. At this time, based on their present status, it is the opinion of management that the ultimate liability, if any, in one or more of these other actions in excess of amounts currently reserved is not expected to have a material effect on the results of operations, liquidity or financial position of the Company.

Shared Markets As a condition of its license to do business in various states, the Company is required to participate in mandatory property-liability shared market mechanisms or pooling arrangements, which provide various insurance coverages to individuals or other entities that otherwise are unable to purchase such coverage voluntarily provided by private insurers. Underwriting results related to these organizations have been immaterial to the results of operations.

Guaranty Funds Under state insurance guaranty fund laws, insurers doing business in a state can be assessed, up to prescribed limits, for certain obligations of insolvent insurance companies to policyholders and claimants. The Company's expenses related to these funds have been immaterial.

OTHER DEVELOPMENTS

- The NAIC has approved a January 1, 2001 implementation date for newly developed statutory accounting principles (''codification''). Each company, however, must adhere to the implementation date adopted by their state of domicile. Forty-nine states have indicated their intention to adopt the codification as of January 1, 2001. States continue to review codification requirements to determine if revisions to existing state laws and regulations are necessary. The implementation of codification is not expected to have a material impact on the statutory surplus of the Company's insurance subsidiaries.

PENDING ACCOUNTING STANDARDS

In June 1999, the Financial Accounting Standards Board (''FASB'') delayed the effective date of Statement of Financial Accounting Standard (''SFAS'') No. 133, ''Accounting for Derivative Instruments and Hedging Activities.'' SAFS No. 133 replaces existing pronouncements and practices with a single, integrated accounting framework for derivatives and hedging activities. This statement requires that all derivatives be recognized on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. Additionally, the change in fair value of a derivative which is not effective as a hedge will be immediately recognized in earnings. The delay was effected through the issuance of SFAS No. 137, which extends the effective date of SFAS No. 133 requirements to fiscal years beginning after June 15, 2000. As such, the Company expects to adopt the provisions of SFAS No. 133 as of January 1, 2001. The impact of this statement is dependent upon the Company's derivative positions and market conditions existing at the date of adoption. Based on existing interpretations of the requirements of SFAS No. 133, the impact of adoption is not expected to be material to the results of operations or financial position of the Company.

FORWARD-LOOKING STATEMENTS AND RISK FACTORS AFFECTING ALLSTATE

This document contains ''forward-looking statements'' that anticipate results based on management's plans that are subject to uncertainty. These statements are made subject to the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995.

Forward-looking statements do not relate strictly to historical or current facts and may be identified by their use of words like ''plans,'' ''expects,'' ''will,'' ''anticipates,'' ''estimates,'' ''intends,'' ''believes'' and other words with similar meanings. These statements may address, among other things, our strategy for growth, product development, regulatory approvals, market position, expenses, financial results and reserves. Forward-looking statements are based on management's current expectations of future events. We cannot guarantee that any forward-looking statement will be accurate. However, we believe that our forward-looking statements are based on reasonable, current expectations and assumptions. We assume no obligation to update any forward-looking statements as a result of new information or future events or developments.

If the expectations or assumptions underlying our forward-looking statements prove inaccurate or if risks or uncertainties arise, actual results could differ materially from those communicated in our forward-looking statements. In addition to the normal risks of business, Allstate is subject to significant risk factors, including those listed below which apply to it as an insurance business.

- The implementation of Allstate's multi-access distribution model involves risks and uncertainties that could have a material adverse effect on Allstate's results of operations, liquidity or financial position. More specifically, the following factors could affect Allstate's ability to successfully implement various aspects of its new multi-access distribution model:

  —The success of Allstate's proposed direct response call centers may be adversely affected by the limited pool of individuals suited and trained to do such work in any geographic area, particularly in light of the current low unemployment rate. The absence of seasoned staff could be a factor impeding the training of staff and the roll-out of the call centers because they represent a new initiative by Allstate involving virtually all new hires.

  —Allstate's reorganization of its multiple employee agency programs into a single exclusive agency independent contractor program may have a temporary negative impact on written premium. As the reorganization proceeds, many agents will be deciding whether to convert to independent contractor status and remain with Allstate; to convert to independent contractor status and sell their economic interest in their book of businesses to an Allstate-approved buyer; or to retire or otherwise voluntarily separate from Allstate. The distractions of this decision making process and the possible departure of some agents may lead to decreased sales. In addition, possible litigation regarding the reorganization could diminish the gains in efficiency and cost-effectiveness that Allstate expects to realize from the transition to one program.

  —Allstate's reorganization of its multiple employee agency programs into a single exclusive agency independent contractor program, as well as its plans to sell and service its products through direct response call centers and the Internet, are dependent upon its ability to adapt current computer systems and to develop and implement new systems.

- There is inherent uncertainty in the process of establishing property-liability loss reserves, particularly reserves for the cost of environmental, asbestos and other mass tort claims. This uncertainty arises from a number of factors, including ongoing interpretation of insurance policy provisions by courts, inconsistent decisions in lawsuits regarding coverage and expanded theories of liability. In addition, on-going changes in claims settlement practices can lead to changes in loss payment patterns. Moreover, while management believes that improved actuarial techniques and databases have assisted in estimating environmental, asbestos and other mass tort net loss reserves, these refinements may subsequently prove to be inadequate indicators of the extent of probable loss. Consequently, ultimate losses could materially exceed established loss reserves and have a material adverse effect on our results of operations, liquidity or financial position.

- Allstate has experienced, and continues to expect to experience, catastrophe losses. While we believe that our catastrophe management initiatives have reduced the magnitude of possible future losses, Allstate continues to be exposed to catastrophes that could have a material adverse impact on results of operations, liquidity or financial position. Catastrophic events in the future may indicate that the techniques and data that are used to predict the probability of catastrophes and the extent of the resulting losses are inaccurate.

- Changes in market interest rates can have adverse effects on Allstate's investment portfolio, investment income and product sales. Increases in market interest rates have an adverse impact on the value of the investment portfolio by decreasing capital gains. In addition, increases in market interest rates as compared to rates offered on some of the Life and Savings segment's products make those products less attractive and therefore decrease sales. Declining market interest rates have an adverse impact on Allstate's investment income as Allstate invests positive cash flows from operations and reinvests proceeds from maturing and called investments in new investments yielding less than the portfolio's average rate. Despite recent increases, current market interest rates are lower than the Allstate portfolio average rate.

- In order to meet the anticipated cash flow requirements of its obligations to policyholders, from time to time Allstate adjusts the effective duration of the assets and liabilities of the Life and Savings segment's investment portfolio. Those adjustments may have an impact on the value of the investment portfolio and on investment income.

- The insurance business is subject to extensive regulation—particularly at the state level. Many of these restrictions affect Allstate's ability to operate and grow its businesses in a profitable manner. In particular, the PP&C segment's implementation of a tiered-based pricing model for its private passenger auto business is subject to state regulation of auto insurance rates.

- Recently, the competitive pricing environment for private passenger auto insurance has put pressure on the PP&C segment's premium growth and profit margins. Allstate's management believes that this pressure is abating and that industry participants may begin to raise auto insurance rates in 2000. However, because Allstate's PP&C segment's loss ratio compares favorably to the industry, state regulatory authorities may resist our efforts to raise rates or to maintain them at current levels.
- Allstate is a holding company with no significant business operations of its own. Consequently, to a large extent, its ability to pay dividends and meet its debt payment obligations is dependent on dividends from its subsidiaries, primarily AIC.
- State insurance regulatory authorities require insurance companies to maintain specified levels of statutory capital and surplus. In addition, competitive pressures require Allstate's subsidiaries to maintain financial strength or claims-paying ability ratings. These restrictions affect Allstate's ability to pay shareholder dividends and use its capital in other ways.
- There is uncertainty involved in estimating the availability of reinsurance and the collectibility of reinsurance recoverables. This uncertainty arises from a number of factors, including segregation by the industry generally of reinsurance exposure into separate legal entities.
- The Life and Savings segment distributes some of its products under agreements with other financial services entities. Termination of such agreements due to changes in control of these non-affiliated entities could have a detrimental effect on the segment's sales. This risk may be increased due to the recent enactment of the Gramm-Leach-Bliley Act of 1999, which eliminates many federal and state law barriers to affiliations among banks, securities firms, insurers and other financial service providers.
- In November 1999, Allstate announced a program to reduce expenses by approximately $600 million, to be fully realized beginning in 2001. These expense reductions are dependent on the elimination of certain employee positions, the consolidation of Allstate's operations and facilities, and the reorganization of its multiple employee agency programs to a single exclusive agency independent contractor program. The savings are to be invested in technology, competitive pricing and advertising.
- Allstate maintains a $1.50 billion, five-year revolving line of credit and a $50 million one-year revolving line of credit as potential sources of funds to meet short-term liquidity requirements. In order to borrow on the five-year line of credit, AIC is required to maintain a specified statutory surplus level and the Allstate debt to equity ratio (as defined in the credit agreement) must not exceed a designated level. The ability of Allstate and AIC to meet the requirements is dependent upon their financial condition. If AIC were to sustain significant losses from catastrophes, Allstate and AIC's ability to borrow on the lines of credit could be diminished or eliminated during a period when they might be most in need of capital resources and liquidity.
- Changes in the severity of claims have an impact on the profitability of Allstate's business. Changes in injury claim severity are driven primarily by inflation in the medical sector of the economy. Changes in auto physical damage claim severity are driven primarily by inflation in auto repair costs and used car prices.
- For its non-standard auto insurance business, Allstate is implementing programs to address the emergence of adverse profitability trends. These programs include additional down-payment requirements, new underwriting guidelines and new rating plans. Allstate expects these programs to have a temporary adverse impact on written premium growth; however, they should improve profitability over time.
- A number of enacted and pending legislative measures may lead to increased consolidation and increased competition in the financial services industry. At the federal level, these measures include the recently enacted Gramm-Leach-Bliley Act of 1999, which eliminates many federal and state law barriers to affiliations among banks, securities firms, insurers and other financial service providers. At the state level, these measures include legislation to permit mutual insurance companies to convert to a hybrid structure known as a mutual holding company, thereby allowing insurance companies owned by their policyholders to become stock insurance companies owned (through one or more intermediate holding companies) at least 51% by their policyholders and potentially up to 49% by stockholders. Also several large mutual life insurers have used or are expected to use existing state laws and regulations governing the conversion of mutual insurance companies into stock insurance companies (demutualization). These measures may also increase competition for capital among financial service providers.

- Deferred annuities and interest-sensitive life insurance products receive favorable policyholder taxation under current tax laws and regulations. Any legislative or regulatory changes that adversely alter this treatment are likely to negatively affect the demand for these products.
- Due to legislative and regulatory reform of the auto insurance system in New Jersey that included regulated rate reductions and coverage changes effective for new policies written and renewals processed on and after March 22, 1999, Allstate New Jersey Insurance Company, a wholly owned Allstate subsidiary, experienced decreased average premiums in 1999. Management expects that these reforms will also lead to improved loss experience in the future. However, it is possible that losses may increase or that any decrease in losses will not be commensurate with the reductions in premiums.
- The adoptions of SFAS No. 133, ''Accounting for Derivative Instruments and Hedging Activities'' is not expected to be material to the results of operations of the Company. However, the impact is dependent upon market conditions and our investment portfolio existing at the date of adoption, which for Allstate will be January 1, 2001.
- Additional risk factors regarding market risk are incorporated by reference to the discussion of ''Market Risk'' beginning on page A-18 of the Proxy Statement.

THE ALLSTATE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(in millions except per share data)	Year Ended December 31, 1999	1998	1997
Revenues			
Property-liability insurance premiums (net of reinsurance ceded of $389, $433 and $366)	$20,112	$19,307	$18,604
Life and annuity premiums and contract charges (net of reinsurance ceded of $260, $178 and $194)	1,623	1,519	1,502
Net investment income	4,112	3,890	3,861
Realized capital gains and losses	1,112	1,163	982
	26,959	25,879	24,949
Costs and expenses			
Property-liability insurance claims and claims expense (net of reinsurance recoveries of $567, $318 and $314)	14,679	13,601	13,336
Life and annuity contract benefits (net of reinsurance recoveries of $179, $50 and $49)	2,578	2,415	2,415
Amortization of deferred policy acquisition costs	3,282	3,021	2,789
Operating costs and expenses	2,313	2,066	1,937
Restructuring charges	81	–	–
Interest expense	129	118	100
	23,062	21,221	20,577
Gain on disposition of operations	10	87	62
Income from operations before income tax expense, dividends on preferred securities, and equity in net income of unconsolidated subsidiary	3,907	4,745	4,434
Income tax expense	1,148	1,422	1,324
Income before dividends on preferred securities and equity in net income of unconsolidated subsidiary	2,759	3,323	3,110
Dividends on preferred securities of subsidiary trusts	(39)	(39)	(39)
Equity in net income of unconsolidated subsidiary	–	10	34
Net income	$ 2,720	$ 3,294	$ 3,105
Earnings per share:			
Net Income per share–basic	$ 3.40	$ 3.96	$ 3.58
Net Income per share–diluted	$ 3.38	$ 3.94	$ 3.56
Weighted average shares–basic	800.2	832.2	867.9
Weighted average shares–diluted	803.8	836.6	872.8

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

($ in millions)	Year Ended December 31, 1999	1998	1997
Net income	$ 2,720	$3,294	$3,105
Other comprehensive income, after-tax			
Changes in:			
Unrealized net capital gains and losses	(1,625)	173	818
Unrealized foreign currency translation adjustments	14	(2)	(57)
Other comprehensive income (loss), after-tax	(1,611)	171	761
Comprehensive income	$ 1,109	$3,465	$3,866

See notes to consolidated financial statements.

THE ALLSTATE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

($ in millions except par value data)	December 31, 1999	December 31, 1998
Assets		
Investments		
Fixed income securities, at fair value (amortized cost $55,293 and $49,946)	$55,286	$53,560
Equity securities, at fair value (cost $4,565 and $4,231)	6,738	6,421
Mortgage loans	4,068	3,458
Short-term	2,422	2,477
Other	1,131	609
Total investments	69,645	66,525
Cash	254	258
Premium installment receivables, net	3,927	3,082
Deferred policy acquisition costs	4,119	3,096
Reinsurance recoverables, net	2,209	1,932
Accrued investment income	812	751
Deferred income taxes	211	–
Property and equipment, net	916	803
Other assets	2,169	1,146
Separate Accounts	13,857	10,098
Total assets	$98,119	$87,691
Liabilities		
Reserve for property-liability insurance claims and claims expense	$17,814	$16,881
Reserve for life-contingent contract benefits	7,597	7,601
Contractholder funds	25,199	21,133
Unearned premiums	7,671	6,425
Claim payments outstanding	860	778
Other liabilities and accrued expenses	4,705	4,578
Deferred income taxes	–	461
Short-term debt	665	393
Long-term debt	2,186	1,353
Separate Accounts	13,857	10,098
Total liabilities	80,554	69,701
Commitments and Contingent Liabilities (Notes 6, 7 and 12)		
Mandatorily Redeemable Preferred Securities of Subsidiary Trusts	964	750
Shareholders' Equity		
Preferred stock, $1 par value, 25 million shares authorized, none issued	–	–
Common stock, $.01 par value, 2.0 billion shares authorized and 900 million issued, 787 million and 818 million shares outstanding	9	9
Additional capital paid-in	2,664	3,102
Retained income	16,728	14,490
Deferred ESOP expense	(216)	(252)
Treasury stock, at cost (113 million and 82 million shares)	(3,929)	(3,065)
Accumulated other comprehensive income:		
Unrealized net capital gains	1,369	2,994
Unrealized foreign currency translation adjustments	(24)	(38)
Total accumulated other comprehensive income	1,345	2,956
Total shareholders' equity	16,601	17,240
Total liabilities and shareholders' equity	$98,119	$87,691

See notes to consolidated financial statements.

THE ALLSTATE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

($ in millions except per share data)	December 31, 1999	1998	1997
Common stock	$ 9	$ 9	$ 9
Additional capital paid-in			
Balance, beginning of year	3,102	3,116	3,129
Shares reissued for AHL acquisition	(423)	–	–
Equity incentive plans activity	(15)	(14)	(13)
Balance, end of year	2,664	3,102	3,116
Retained income			
Balance, beginning of year	14,490	11,646	8,958
Net income	2,720	3,294	3,105
Dividends ($.60, $.54 and $.48 per share)	(482)	(450)	(417)
Balance, end of year	16,728	14,490	11,646
Deferred ESOP expense			
Balance, beginning of year	(252)	(281)	(280)
Reduction (addition)	36	29	(1)
Balance, end of year	(216)	(252)	(281)
Treasury stock			
Balance, beginning of year	(3,065)	(1,665)	(388)
Shares acquired	(2,173)	(1,489)	(1,358)
Shares reissued for AHL acquisition	1,240	–	–
Shares reissued under equity incentive plans	69	89	81
Balance, end of year	(3,929)	(3,065)	(1,665)
Accumulated other comprehensive income			
Balance, beginning of year	2,956	2,785	2,024
Change in unrealized foreign currency translation adjustments	14	(2)	(57)
Change in unrealized net capital gains and losses	(1,625)	173	818
Balance, end of year	1,345	2,956	2,785
Total shareholders' equity	$16,601	$17,240	$15,610

See notes to consolidated financial statements.

THE ALLSTATE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

($ in millions)	Year Ended December 31, 1999	1998	1997
Cash flows from operating activities			
Net income	$ 2,720	$ 3,294	$ 3,105
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation, amortization and other non-cash items	(17)	(22)	(22)
Realized capital gains and losses	(1,112)	(1,163)	(982)
Gain on disposition of operations	(10)	(87)	(62)
Interest credited to contractholder funds	1,362	1,247	1,209
Changes in:			
Policy benefit and other insurance reserves	(706)	(716)	(73)
Unearned premiums	70	137	59
Deferred policy acquisition costs	(245)	(311)	(304)
Premium installment receivables	(156)	(86)	(73)
Reinsurance recoverables	(69)	154	99
Income taxes payable	58	44	261
Other operating assets and liabilities	372	400	125
Net cash provided by operating activities	2,267	2,891	3,342
Cash flows from investing activities			
Proceeds from sales			
Fixed income securities	21,679	13,634	12,924
Equity securities	9,633	4,909	3,657
Real estate	–	813	144
Investment collections			
Fixed income securities	5,356	6,700	6,597
Mortgage loans	453	440	600
Investment purchases			
Fixed income securities	(31,094)	(21,870)	(21,788)
Equity securities	(8,849)	(3,999)	(3,515)
Mortgage loans	(969)	(875)	(449)
Change in short-term investments, net	454	(610)	427
Change in other investments, net	(34)	(95)	(105)
Acquisitions, net of cash received	971	(275)	–
Proceeds from disposition of operations	–	49	138
Purchases of property and equipment, net	(212)	(188)	(150)
Net cash used in investing activities	(2,612)	(1,367)	(1,520)
Cash flows from financing activities			
Change in short-term debt, net	202	181	47
Proceeds from issuance of long-term debt	833	513	263
Repayment of long-term debt	–	(300)	–
Contractholder fund deposits	5,593	3,275	2,657
Contractholder fund withdrawals	(3,684)	(3,306)	(3,076)
Dividends paid	(471)	(443)	(323)
Treasury stock purchases	(2,173)	(1,489)	(1,358)
Other	41	83	72
Net cash provided by (used in) financing activities	341	(1,486)	(1,718)
Net increase (decrease) in cash	(4)	38	104
Cash at beginning of year	258	220	116
Cash at end of year	$ 254	$ 258	$ 220

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

1. General

Basis of presentation

The accompanying consolidated financial statements include the accounts of The Allstate Corporation and its wholly owned subsidiaries, primarily Allstate Insurance Company (''AIC''), a property-liability insurance company with various property-liability and life and savings subsidiaries, including Allstate Life Insurance Company (''ALIC'') (collectively referred to as the ''Company'' or ''Allstate''). These consolidated financial statements have been prepared in conformity with generally accepted accounting principles. All significant intercompany accounts and transactions have been eliminated.

To conform with the 1999 presentation, certain amounts in the prior years' financial statements and notes have been reclassified.

Nature of operations

Allstate is engaged, principally in the United States and Canada, in the property-liability and life and savings businesses. Allstate's primary business is the sale of private passenger auto and homeowners insurance. The Company also sells life insurance, savings and group pension products, and selected commercial property and casualty coverages.

Allstate's personal property and casualty (''PP&C'') segment is principally engaged in private passenger auto and homeowners insurance, writing approximately 71% of Allstate's total 1999 premiums as determined under statutory accounting practices. Allstate was the country's second largest insurer for both private passenger auto and homeowners insurance in 1998.

Allstate has exposure to catastrophes, which are an inherent risk of the property-liability insurance business, which have contributed, and will continue to contribute, to material year-to-year fluctuations in the Company's results of operations and financial condition. The Company also has exposure to environmental and asbestos claims and other mass tort exposures (see Note 7).

Allstate's life and savings (''Life and Savings'') segment markets a broad line of life insurance, savings and group pension products countrywide, accounting for approximately 29% of Allstate's 1999 statutory premiums, which include premiums and deposits for all products. Life insurance consists of traditional products, including term and whole life, interest-sensitive life, immediate annuities with life contingencies, variable life and indexed life insurance. Savings products include deferred annuities and immediate annuities without life contingencies. Group pension savings products include contracts with fixed or indexed rates and fixed terms, such as guaranteed investment contracts and funding agreements, and deferred and immediate annuities, or retirement annuities. In 1999, annuity premiums and deposits represented approximately 61% of Life and Savings total statutory premiums and deposits.

The Company monitors economic and regulatory developments which have the potential to impact its business. Recently enacted federal legislation will allow for banks and other financial organizations to have greater participation in the securities and insurance businesses. This legislation may present an increased level of competition for sales of the Company's products. Furthermore, the market for deferred annuities and interest-sensitive life insurance is enhanced by the tax incentives available under current law. Any legislative changes which lessen these incentives are likely to negatively impact the demand for these products.

Additionally, traditional demutualizations of mutual insurance companies and enacted and pending state legislation to permit mutual insurance companies to convert to a hybrid structure known as a mutual holding company could have a number of significant effects on the Company by (1) increasing industry competition through consolidation caused by mergers and acquisitions related to the new corporate form of business; and (2) increasing competition in the capital markets.

Allstate, through a variety of companies, is authorized to sell property-liability and life and savings products in all 50 states, the District of Columbia and Puerto Rico. The Company is also authorized to sell certain insurance products in various foreign countries. The top geographic locations for statutory premiums earned by the PP&C segment were New York, California, Florida, Texas and Pennsylvania for the year ended December 31, 1999. Top geographic locations for statutory premiums and deposits by the Life and Savings segment were California, Florida,

Illinois and Pennsylvania for the year ended December 31, 1999. No other jurisdiction accounted for more than 5% of statutory premiums for PP&C or Life and Savings. Allstate distributes the majority of its PP&C products through over 15,500 Allstate agents, primarily non-employee exclusive agents, but also utilizes independent agents and specialized brokers to expand market reach including over 20,000 independent agents appointed to sell auto and homeowners insurance. Life and Savings distributes its products using Allstate agents, which include life specialists and financial advisors, as well as banks, independent agents, securities firms and through direct response and worksite marketing methods. Although the Company currently benefits from agreements with financial services entities who market and distribute its products, change in control of these non-affiliated entities with which the Company has alliances could negatively impact Life and Savings sales.

2. Summary of Significant Accounting Policies

Investments

Fixed income securities include bonds, mortgage-backed and asset-backed securities, and redeemable preferred stocks. All fixed income securities are carried at fair value and may be sold prior to their contractual maturity (''available for sale''). The difference between amortized cost and fair value, net of deferred income taxes, certain life and annuity deferred policy acquisition costs, and certain reserves for life contingent contract benefits, is reflected as a component of Shareholders' equity. Provisions are recognized for declines in the value of fixed income securities that are other than temporary. Such writedowns are included in Realized capital gains and losses.

Equity securities include common and non-redeemable preferred stocks, and real estate investment trusts which are carried at fair value. The difference between cost and fair value of equity securities, less deferred income taxes, is reflected as a component of Shareholders' equity.

Mortgage loans are carried at outstanding principal balance, net of unamortized premium or discount and valuation allowances. Valuation allowances are established for impaired loans when it is probable that contractual principal and interest will not be collected. Valuation allowances for impaired loans reduce the carrying value to the fair value of the collateral or the present value of the loan's expected future repayment cash flows discounted at the loan's original effective interest rate. Valuation allowances on loans not considered to be impaired are established based on consideration of the underlying collateral, borrower financial strength, current and expected market conditions, and other factors.

Short-term investments are carried at cost or amortized cost which approximates fair value, and includes collateral received in connection with securities lending activities. Other investments, which consist primarily of policy loans, are carried at the unpaid principal balances.

Investment income consists primarily of interest and dividends. Interest is recognized on an accrual basis and dividends are recorded at the ex-dividend date. Interest income on mortgage-backed and asset-backed securities is determined on the effective yield method, based on estimated principal repayments. Accrual of income is suspended for fixed income securities and mortgage loans that are in default or when the receipt of interest payments is in doubt. Realized capital gains and losses are determined on a specific identification basis.

Derivative financial instruments

Derivative financial instruments include swaps, futures, forwards, and options, including caps and floors. When derivatives meet specific criteria they may be designated as accounting hedges and accounted for on either a fair value, deferral, or accrual basis, depending upon the nature of the hedge strategy, the method used to account for the hedged item and the derivative used. Derivatives that are not designated as accounting hedges are accounted for on a fair value basis.

If, subsequent to entering into a hedge transaction, the derivative becomes ineffective (including if the hedged item is sold or otherwise extinguished or the occurrence of a hedged anticipatory transaction is no longer probable), the Company terminates the derivative position. Gains and losses on these terminations are reported in realized capital gains and losses in the period they occur. The Company may also terminate derivatives as a result of other events or circumstances. Gains and losses on these terminations are deferred and amortized over the remaining life of either the hedge or the hedged item, whichever is shorter.

Fair value accounting Under fair value accounting, realized and unrealized gains and losses on derivatives are recognized in either earnings or Shareholders' equity when they occur.

The Company accounts for certain of its interest rate swaps, certain equity-indexed options, certain equity-indexed futures, and foreign currency swaps and forwards as hedges on a fair value basis when specific criteria are met. For swaps or options, the derivative must reduce the primary market risk exposure (e.g., interest rate risk, equity price risk or foreign currency risk) of the hedged item in conjunction with the specific hedge strategy; be designated as a hedge at the inception of the transaction; and have a notional amount and term that does not exceed the carrying value and expected maturity, respectively, of the hedged item. In addition, options must have a reference index (e.g., S&P 500) that is the same as, or highly correlated with, the reference index of the hedged item. For futures or forward contracts, the derivative must reduce the primary market risk exposure on an enterprise or transaction basis in conjunction with the hedge strategy; be designated as a hedge at the inception of the transaction; and be highly correlated with the fair value of, or interest income or expense associated with, the hedged item at inception and throughout the hedge period.

For such interest rate swaps, equity-indexed options, foreign currency swaps, and forwards, changes in fair value are reported net of tax in Shareholders' equity, exclusive of interest accruals. Changes in fair value of certain equity-indexed options and certain equity-indexed futures are reflected as an adjustment of the hedged item. Accrued interest receivable and payable on swaps are reported in Net investment income. Premiums paid for certain equity-indexed options are reported as Equity securities and amortized to Net investment income over the lives of the agreements.

The Company also has certain derivatives that are used for risk management purposes for which hedge accounting is not applied and are therefore accounted for on a fair value basis. These derivatives primarily consist of equity-indexed instruments and certain interest rate futures. Based upon certain interest rate or equity price risk reduction strategies, gains and losses on these derivatives are recognized in Net investment income, Realized capital gains and losses or Life and annuity contract benefits during the period on a current basis.

Deferral Accounting Under deferral accounting, gains and losses on derivatives are deferred and recognized in earnings in conjunction with earnings on the hedged item. The Company accounts for interest rate futures and certain foreign currency forwards as hedges using deferral accounting for anticipatory investment purchases, sales and capital infusions, when the criteria for futures and forwards (discussed above) are met. In addition, anticipated transactions must be probable of occurrence and their significant terms and characteristics identified.

Changes in fair values of these derivatives are initially deferred and reported as Other liabilities and accrued expenses. Once the anticipated transaction occurs, the deferred gains or losses are considered part of the cost basis of the asset and reported net of tax in Shareholders' equity or recognized as a gain or loss from disposition of the asset, as appropriate. The Company reports initial margin deposits on futures in Short-term investments. Fees and commissions paid on these derivatives are also deferred as an adjustment to the carrying value of the hedged item.

Accrual Accounting Under accrual accounting, interest income or expense related to the derivative is accrued and recorded as an adjustment to the interest income or expense on the hedged item. The Company accounts for certain interest rate swaps, caps and floors, and certain foreign currency swaps as hedges on an accrual basis when the criteria for swaps or options (discussed above) are met.

Premiums paid for interest rate caps and floors are reported as investments and amortized to Net investment income over the lives of the agreements.

Recognition of premium revenues and contract charges

Property-liability premiums are deferred and earned on a pro rata basis over the terms of the policies. The portion of premiums written applicable to the unexpired terms of the policies is recorded as Unearned premiums. Premiums for traditional life insurance and certain life-contingent annuities are recognized as revenue when due. Revenues on interest-sensitive life contracts consist of fees assessed against the contractholder account balance for cost of insurance (mortality risk), contract administration and surrender charges. Revenues on investment contracts include contract charges and fees for contract administration and surrenders. These revenues are recognized when levied against the contract balance. Gross premium in excess of the net premium on limited payment contracts are deferred and recognized over the contract period.

Deferred policy acquisition costs

Certain costs which vary with and are primarily related to acquiring property-liability insurance business, principally agents' remuneration, premium taxes and inspection costs, are deferred and amortized to income as premiums are earned. Future investment income is considered in determining the recoverability of deferred policy acquisition costs.

Certain costs which vary with and are primarily related to acquiring life and savings business, principally agents' remuneration, premium taxes, certain underwriting costs and direct mail solicitation expenses, are deferred and amortized to income. For traditional life insurance and limited payment contracts, these costs are amortized in proportion to the estimated revenues on such business. For interest sensitive life and investment contracts, the costs are amortized in relation to the present value of estimated gross profits on such business over the estimated lives of the contract periods. Changes in the amount or timing of estimated gross profits will result in adjustments in the cumulative amortization of these costs. To the extent that unrealized gains or losses on fixed income securities carried at fair value would result in an adjustment of deferred policy acquisition costs had those gains or losses actually been realized, the related unamortized deferred policy acquisition costs are recorded as a reduction of the unrealized gains or losses included in Shareholders' equity.

The fair value of acquired life and savings blocks of business, representing the present value of future profits from such blocks of business, is also classified as deferred policy acquisition costs. Present value of future profits is amortized over the life of the blocks of business using current crediting rates. To the extent that unrealized gains or losses on securities carried at fair value would result in an adjustment of present value of future profits had those gains or losses actually been realized, the related unamortized present value of future profits are recorded as a reduction of the unrealized gains or losses included in Shareholders' equity.

Reinsurance recoverable

In the normal course of business, the Company seeks to limit aggregate and single exposure to losses on large risks by purchasing reinsurance from other insurers (see Note 9). The amounts reported in the Consolidated statements of financial position include amounts billed to reinsurers on losses paid as well as estimates of amounts expected to be recovered from reinsurers on incurred losses that have not yet been paid. Reinsurance recoverables on unpaid losses are estimated based upon assumptions consistent with those used in establishing the liabilities related to the underlying reinsured contract. Insurance liabilities are reported gross of reinsurance recoverables. Prepaid reinsurance premiums are deferred and reflected in income in a manner consistent with the recognition of premiums on the reinsured contracts. Reinsurance does not extinguish the Company's primary liability under the policies written and therefore reinsurers and amounts recoverable therefrom are regularly evaluated by the Company and allowances for uncollectible reinsurance are established as appropriate.

Goodwill

Goodwill represents the excess of amounts paid for acquiring businesses over the fair value of the net assets acquired. The Company amortizes goodwill using a straight-line method over the period in which the expected benefits from an acquisition will be realized, generally 20 to 30 years. The Company reviews goodwill for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. Goodwill is classified in Other assets in the Consolidated statements of financial position.

Property and equipment

Property and equipment is carried at cost less accumulated depreciation. In 1998, the Company began capitalizing costs related to computer software developed for internal use during the application development stage of software development projects. These costs generally consist of certain external, payroll and payroll related costs. Depreciation is provided on the straight-line method over the estimated useful lives of the assets, generally 3 to 10 years for equipment and 40 years for real property. Accumulated depreciation on property and equipment was $1.25 billion and $1.17 billion at December 31, 1999 and 1998, respectively. Depreciation expense on property and equipment was $167 million, $154 million and $123 million for the years ended December 31, 1999, 1998 and 1997, respectively. The Company reviews its property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Income taxes

The income tax provision is calculated under the liability method. Deferred tax assets and liabilities are recorded based on the difference between the financial statement and tax bases of assets and liabilities at the enacted tax rates. The principal assets and liabilities giving rise to such differences are insurance reserves, unearned premiums, deferred policy acquisition costs, and property and equipment. Deferred income taxes also arise from unrealized capital gains and losses on equity securities and fixed income securities carried at fair value, and unrealized foreign currency translation adjustments.

Separate Accounts

The Company issues deferred variable annuities, variable life contracts and certain guaranteed investment contracts, the assets and liabilities of which are legally segregated and recorded as assets and liabilities of the Separate Accounts. Absent any guarantees wherein the Company contractually guarantees either a minimum return or account value to the beneficiaries of the contractholders in the form of a death benefit, variable annuity and variable life contractholders bear the investment risk that the Separate Accounts' funds may not meet their stated investment objectives.

The assets of the Separate Accounts are carried at fair value. Separate Account liabilities represent the contractholders' claim to the related assets and are carried at the fair value of the assets. In the event that the asset value of certain contractholder accounts is projected to be below the value guaranteed by the Company, a liability is established through a charge to earnings. Investment income and realized capital gains and losses of the Separate Accounts accrue directly to the contractholders and therefore, are not included in the Company's Consolidated statements of operations. Revenues to the Company from the Separate Accounts consist of contract maintenance and administration fees, and mortality, surrender and expense risk charges.

Reserves for claims and claims expense and life-contingent contract benefits

The property-liability reserve for claims and claims expense is the estimated amount necessary to settle both reported and unreported claims of insured property-liability losses, based upon the facts in each case and the Company's experience with similar cases. Estimated amounts of salvage and subrogation are deducted from the reserve for claims and claims expense. The establishment of appropriate reserves, including reserves for catastrophes, is an inherently uncertain process. Reserve estimates are regularly reviewed and updated, using the most current information available. Any resulting adjustments are reflected in current operations (see Note 7). These adjustments may be material.

The reserve for life-contingent contract benefits, which relates to traditional life insurance, group retirement annuities and immediate annuities with life contingencies is computed on the basis of assumptions as to future investment yields, mortality, morbidity, terminations and expenses. These assumptions, which for traditional life insurance are applied using the net level premium method, include provisions for adverse deviation and generally vary by such characteristics as type of coverage, year of issue and policy duration. Detailed reserve assumptions and reserve interest rates for Life and Savings products are outlined in Note 8. To the extent that unrealized gains on fixed income securities would result in a premium deficiency had those gains actually been realized, the related increase in reserves is recorded as a reduction of the unrealized gains included in Shareholders' equity.

Contractholder funds

Contractholder funds arise from the issuance of individual or group policies and contracts that include an investment component, including most fixed annuities, interest-sensitive life policies and certain other investment contracts. Deposits received are recorded as interest-bearing liabilities. Contractholder funds are equal to deposits received net of commissions and interest credited to the benefit of the contractholder less withdrawals, mortality charges and administrative expenses. Detailed information on crediting rates and surrender and withdrawal protection on contractholder funds are outlined in Note 8.

Off-balance-sheet financial instruments

Commitments to invest, commitments to extend mortgage loans and financial guarantees have only off-balance-sheet risk because their contractual amounts are not recorded in the Company's Consolidated statements of financial position. The contractual amounts and fair values of these instruments are presented in Note 6.

Foreign currency translation

The Company has subsidiaries in foreign countries where the local currency is deemed to be the functional currency in which these entities operate. The financial statements of the Company's foreign subsidiaries are translated into U.S. dollars at the exchange rate in effect at the end of a reporting period for assets and liabilities and at average exchange rates during the period for results of operations. The unrealized gains or losses from the translation of the net assets are recorded as unrealized foreign currency translation adjustments, and included in Accumulated other comprehensive income in the Consolidated statements of financial position. Changes in unrealized foreign currency translation adjustments are included in Other comprehensive income. Gains and losses from foreign currency transactions are reported in Operating costs and expenses and have not been significant.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Earnings per share

Basic earnings per share is computed based on the weighted average number of common shares outstanding. Diluted earnings per share is computed based on the weighted average number of common and dilutive potential common shares outstanding. For Allstate, dilutive potential common shares consist of outstanding stock options and shares issuable under its mandatorily redeemable preferred securities (see Note 10). Earnings per share and weighted average shares for 1997 have been retroactively adjusted to reflect a two-for-one stock split paid on July 1, 1998. The computation of basic and diluted earnings per share for the years ended December 31 are presented in the following table.

(in millions, except per share data)	1999	1998	1997
Numerator:			
Net income applicable to common shareholders	$2,720	$3,294	$3,105
Denominator:			
Weighted average common shares outstanding	800.2	832.2	867.9
Effect of potential dilutive securities:			
Stock options	3.0	4.4	4.9
Shares issuable under FELINE PRIDES contract[(1)]	.6	–	–
	3.6	4.4	4.9
Weighted average common and dilutive potential common shares outstanding	803.8	836.6	872.8
Earnings per share:			
Basic	$ 3.40	$ 3.96	$ 3.58
Diluted	3.38	3.94	3.56

(1) See Note 10.

Options to purchase 11.1 million Allstate common shares, with exercise prices ranging from $34.38 to $50.72, were outstanding at December 31, 1999 but were not included in the computation of diluted earnings per share since inclusion of those options would have an anti-dilutive effect as the options' exercise prices exceed the average market price of Allstate common shares in 1999. Outstanding options excluded from diluted earnings per share computations due to anti-dilutive effects at December 31, 1998 and 1997 were insignificant.

New accounting standards

In 1999, the Company adopted Statement of Position (''SOP'') 97-3, ''Accounting by Insurance and Other Enterprises for Insurance-related Assessments.'' The SOP provides guidance concerning when to recognize a liability for insurance-related assessments and how those liabilities should be measured. Specifically, insurance-related assessments should be recognized as liabilities when all of the following criteria have been met: 1) an assessment has

been imposed or it is probable that an assessment will be imposed, 2) the event obligating an entity to pay an assessment has occurred and 3) the amount of the assessment can be reasonably estimated. Adoption of this statement was not material to the Company's results of operations or financial position.

Pending accounting standards

In June 1999, the Financial Accounting Standards Board (''FASB'') delayed the effective date of Statement of Financial Accounting Standard (''SFAS'') No. 133, ''Accounting for Derivative Instruments and Hedging Activities.'' SFAS No. 133 replaces existing pronouncements and practices with a single, integrated accounting framework for derivatives and hedging activities. This statement requires that all derivatives be recognized on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. Additionally, the change in fair value of a derivative which is not effective as a hedge will be immediately recognized in earnings. The delay was effected through the issuance of SFAS No. 137, which extends the SFAS No. 133 requirements to fiscal years beginning after June 15, 2000. As such, the Company expects to adopt the provisions of SFAS No. 133 as of January 1, 2001. The impact of this statement is dependent upon the Company's derivative positions and market conditions existing at the date of adoption. Based on existing interpretations of the requirements of SFAS No. 133, the impact of adoption is not expected to be material to the results of operations or financial position of the Company.

3. Acquisitions and Dispositions

Acquisition of CNA personal lines

On October 1, 1999, Allstate completed the acquisition of the personal lines auto and homeowners insurance business (''CNA personal lines'') of CNA Financial Corporation (''CNA''). At closing, AIC made a cash payment of $140 million to CNA for: i) certain assets of CNA personal lines used in connection with that business; ii) access to the CNA personal lines agency distribution channel; iii) infrastructure and employees of the business; iv) renewal rights to the in-force business; and v) an option to acquire certain licensed companies of CNA in the future. The acquisition was also in part effected through a 100% indemnity reinsurance agreement, whereby CNA provided cash and other assets equal to the reserves and other liabilities associated with CNA personal lines as of the closing date. The transaction was accounted for as a purchase and the excess of the acquisition cost over the fair value of the CNA personal lines net assets acquired of $218 million was recorded as goodwill and will be amortized on a straight-line basis over twenty years. The results of CNA personal lines were included in the Company's consolidated results from the October 1, 1999 acquisition date. AIC also will pay a license fee to CNA for the use of certain of CNA's trademarks and access to the CNA personal lines distribution channel for a period of up to six years that is contingent upon the amount of premiums written by independent agents appointed by CNA personal lines prior to the acquisition date. These license fees will be expensed as incurred. At closing, Allstate also issued a $75 million, 10-year note to CNA (see Note 10), the principal repayment of which at maturity is contingent upon certain profitability measures of the acquired business.

In the fourth quarter of 1999, the Company conducted a review of the statement of financial position of the acquired CNA personal lines business, which included assessing the appropriateness of the carrying value of certain non-financial assets and liabilities and asset allowances based on the application of Allstate's accounting policies and estimation techniques. Based on information developed from this post-closing review, Allstate recorded a $58 million pretax charge ($37 million after-tax) relating to different estimates of loss and loss expense reserves and asset valuation allowances. The pretax charge is reflected in the Consolidated statement of operations in Property-liability insurance claims and claims expense ($47 million) and Operating costs and expenses ($11 million).

Acquisition of AHL

Effective October 31, 1999, Allstate acquired all of the outstanding shares of American Heritage Life Investment Corporation (''AHL'') pursuant to a merger agreement for $32.25 per share in cash and Allstate common stock, in a transaction valued at $1.1 billion. AHL specializes in selling life, health and disability insurance to individuals

through their workplaces. In connection with the acquisition, Allstate assumed AHL's obligations under the outstanding mandatorily redeemable preferred securities issued by AHL and AHL Financing (the ''Trust''), a Delaware statutory business trust (see Note 10). In order to fund the equity component of the consideration, the Company reissued 34.1 million shares of Allstate common stock held in treasury to AHL shareholders. The remaining $87 million of consideration was funded with cash. The transaction was accounted for as a purchase and the excess of the acquisition cost over the fair value of AHL's net assets acquired of $838 million was recorded as goodwill and will be amortized on a straight-line basis over thirty years. The results of AHL were included in the Company's consolidated results from the October 31, 1999 acquisition date.

In the fourth quarter of 1999, the Company conducted a review of the statement of financial position of AHL, which included assessing the appropriateness of the carrying value of certain non-financial assets and liabilities and asset allowances based on the application of Allstate's accounting policies and estimation techniques. Based on information developed from this post-closing review, Allstate recorded a $32 million pretax charge ($26 million after-tax) relating to different estimates of loss reserves and asset valuation allowances. The pretax charge is reflected in the Consolidated statement of operations in Life and annuity premiums and contract charges ($3 million), Life and annuity contract benefits ($26 million) and Operating costs and expenses ($3 million).

Other acquisitions and dispositions

In 1998, the Company acquired all of the outstanding common stock of Pembridge Inc. for approximately $275 million. Pembridge primarily sells non-standard auto insurance in Canada.

In 1998, the Company disposed of its remaining interest in The PMI Group, Inc. (''PMI Group'') through the conversion of $357 million of 6.76% Automatically Convertible Equity Securities (''ACES'') into approximately 8.6 million shares of PMI Group and through additional sales on the open market. A gain of $87 million ($56 million after-tax) was recognized on the conversion.

In 1997, the Company sold its ownership interests in two Japanese joint ventures to The Saison Group, its joint venture partner. Allstate received gross proceeds of $105 million and recognized a gain of $70 million ($48 million after-tax) on the sale.

4. Supplemental Disclosure of Non-Cash Flow Information

Acquisitions and dispositions

In 1999, Allstate acquired the assets of CNA personal lines, AHL and other businesses using cash and common stock and by assuming liabilities and mandatorily redeemable preferred securities. In 1998, the Company disposed of its remaining interest in PMI Group through the conversion of the ACES (see Note 3). The following is a summary of the effects of these transactions on Allstate's consolidated financial position.

($ in millions)	1999
Acquisitions:	
Fair value of assets acquired	$ 6,201
Fair value of liabilities assumed	(4,904)
Fair value of mandatorily redeemable preferred securities	(214)
Common shares issued	(817)
Cash paid	266
Cash received	(1,237)
Net cash received	$ 971

	1998
Dispositions:	
Conversion of ACES to common shares of The PMI Group Inc.	$ 357

5. Investments

Fair values

The amortized cost, gross unrealized gains and losses, and fair value for fixed income securities are as follows:

($ in millions)	Amortized cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair value
At December 31, 1999				
U.S. government and agencies	$ 3,075	$ 229	$ (31)	$ 3,273
Municipal	19,071	450	(549)	18,972
Corporate	20,229	557	(556)	20,230
Foreign government	741	16	(25)	732
Mortgage-backed securities	7,974	89	(177)	7,886
Asset-backed securities	3,941	8	(54)	3,895
Redeemable preferred stock	262	42	(6)	298
Total fixed income securities	$55,293	$1,391	$(1,398)	$55,286
At December 31, 1998				
U.S. government and agencies	$ 3,171	$ 794	$ (5)	$ 3,960
Municipal	17,589	1,198	(16)	18,771
Corporate	16,508	1,387	(116)	17,779
Foreign government	625	35	(7)	653
Mortgage-backed securities	7,612	270	(3)	7,879
Asset-backed securities	4,197	64	(10)	4,251
Redeemable preferred stock	244	23	–	267
Total fixed income securities	$49,946	$3,771	$ (157)	$53,560

Scheduled maturities

The scheduled maturities for fixed income securities are as follows at December 31, 1999:

($ in millions)	Amortized cost	Fair value
Due in one year or less	$ 1,369	$ 1,372
Due after one year through five years	9,025	9,101
Due after five years through ten years	11,935	11,744
Due after ten years	21,049	21,288
	43,378	43,505
Mortgage- and asset-backed securities	11,915	11,781
Total	$55,293	$55,286

Actual maturities may differ from those scheduled as a result of prepayments by the issuers.

Net investment income

Year ended December 31, ($ in millions)	1999	1998	1997
Fixed income securities	$3,569	$3,458	$3,455
Equity securities	207	160	142
Mortgage loans	291	261	270
Other	142	109	70
Investment income, before expense	4,209	3,988	3,937
Investment expense	97	98	76
Net investment income	$4,112	$3,890	$3,861

Realized capital gains and losses

Year ended December 31, ($ in millions)	1999	1998	1997
Fixed income securities	$ (76)	$ 258	$195
Equity securities	1,005	640	794
Other investments	183	265	(7)
Realized capital gains and losses	1,112	1,163	982
Income taxes	397	422	344
Realized capital gains and losses, after-tax	$ 715	$ 741	$638

Excluding calls and prepayments, gross gains of $389 million, $277 million and $250 million and gross losses of $383 million, $95 million and $153 million were realized on sales of fixed income securities during 1999, 1998 and 1997, respectively.

Unrealized net capital gains

Unrealized net capital gains on fixed income and equity securities included in shareholders' equity at December 31, 1999 are as follows:

($ in millions)	Cost/ amortized cost	Fair value	Gross unrealized		Unrealized net gains
			Gains	Losses	
Fixed income securities	$55,293	$55,286	$1,391	$(1,398)	$ (7)
Equity securities	4,565	6,738	2,333	(160)	2,173
Total	$59,858	$62,024	$3,724	$(1,558)	2,166
Deferred income taxes, deferred policy acquisition costs and other					(797)
Unrealized net capital gains					$1,369

At December 31, 1998, equity securities had gross unrealized gains of $2.3 billion and gross unrealized losses of $109 million.

Change in unrealized net capital gains

Year ended December 31, ($ in millions)	1999	1998	1997
Fixed income securities	$(3,621)	$ 442	$1,134
Equity securities	(17)	39	589
Total	(3,638)	481	1,723
Deferred income taxes, deferred policy acquisition costs and other	2,013	(308)	(905)
Increase (decrease) in unrealized net capital gains	$(1,625)	$ 173	$ 818

Investment loss provisions and valuation allowances

Pretax provisions for investment losses, principally relating to other than temporary declines in value of fixed income securities and equity securities, and valuation allowances on mortgage loans were $72 million, $105 million and $80 million in 1999, 1998 and 1997, respectively.

Mortgage loan impairment

A mortgage loan is impaired when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement.

The components of impaired loans at December 31 are as follows:

($ in millions)	1999	1998
Impaired loans		
With valuation allowances	$25	$35
Less: valuation allowances	(7)	(9)
Without valuation allowances	11	36
Net carrying value of impaired loans	$29	$62

The net carrying value of impaired loans at December 31, 1999 and 1998 comprised $22 million and $60 million, respectively, measured at the fair value of the collateral, and $7 million and $2 million, respectively, measured at the present value of the loan's expected future cash flows discounted at the loan's effective interest rate. Impaired loans without valuation allowances include collateral dependent loans where the fair value of the collateral is greater than the recorded investment in the loans.

Interest income is recognized on a cash basis for impaired loans carried at the fair value of the collateral, beginning at the time of impairment. For other impaired loans, interest is accrued based on the net carrying value. The Company recognized interest income of $2 million, $5 million and $8 million on impaired loans during 1999, 1998 and 1997, respectively, of which $2 million, $5 million and $7 million was received in cash during 1999, 1998 and 1997, respectively. The average balance of impaired loans was $43 million, $53 million and $103 million during 1999, 1998 and 1997, respectively.

Valuation allowances for mortgage loans at December 31, 1999, 1998 and 1997, were $14 million, $15 million and $32 million, respectively. For the years ended December 31, 1999, 1998 and 1997, direct write-downs of mortgage loan valuation allowances against mortgage loan gross carrying amounts were $0, $1 million and $8 million, respectively. For the years ended December 31, 1999, 1998 and 1997, net reductions to mortgage loan valuation allowances, which are reported in Realized capital gains and losses, were $1 million, $16 million and $25 million, respectively.

Investment concentration for municipal bond and commercial mortgage portfolios and other investment information

The Company maintains a diversified portfolio of municipal bonds. The largest concentrations in the portfolio are presented below. Except for the following, holdings in no other state exceeded 5% of the portfolio at December 31, 1999:

(% of municipal bond portfolio carrying value)	1999	1998
Texas	14.0%	12.7%
Illinois	10.7	11.1
New York	10.1	10.0
Pennsylvania	5.6	6.3
California	5.0	5.4

The Company's mortgage loans are collateralized by a variety of commercial real estate property types located throughout the United States. Substantially all of the commercial mortgage loans are non-recourse to the borrower. The states with the largest portion of the commercial mortgage loan portfolio are listed below. Except for the following, holdings in no other state exceeded 5% of the portfolio at December 31, 1999:

(% of commercial mortgage portfolio carrying value)	1999	1998
California	19.6%	22.7%
Florida	9.2	5.5
Illinois	7.7	8.1
New York	7.0	8.7
Texas	5.9	5.1
New Jersey	5.4	3.9

The types of properties collateralizing the commercial mortgage loans at December 31, are as follows:

(% of commercial mortgage portfolio carrying value)	1999	1998
Office buildings	33.0%	28.6%
Retail	26.9	29.7
Apartment complex	16.7	16.9
Warehouse	16.0	16.4
Industrial	2.2	2.5
Other	5.2	5.9
	100.0%	100.0%

The contractual maturities of the commercial mortgage loan portfolio as of December 31, 1999, for loans that were not in foreclosure are as follows:

($ in millions)	Number of loans	Carrying value	Percent
2000	42	$ 257	6.4%
2001	53	259	6.4
2002	65	279	6.9
2003	74	309	7.6
2004	59	299	7.4
Thereafter	634	2,643	65.3
Total	927	$4,046	100.0%

In 1999, $208 million of commercial mortgage loans were contractually due. Of these, 81.8% were paid as due, 14.5% were refinanced at prevailing market terms, 1.5% were foreclosed or are in the process of foreclosure, and 2.2% were in the process of refinancing or restructuring discussions.

At December 31, 1999, the carrying value of investments, excluding equity securities, that were non-income producing during 1999 was $4 million.

At December 31, 1999, fixed income securities with a carrying value of $280 million were on deposit with regulatory authorities as required by law.

6. Financial Instruments

In the normal course of business, the Company invests in various financial assets, incurs various financial liabilities and enters into agreements involving derivative financial instruments and other off-balance-sheet financial instruments. The fair value estimates of financial instruments presented below are not necessarily indicative of the amounts the Company might pay or receive in actual market transactions. Potential taxes and other transaction costs have not been considered in estimating fair value. The disclosures that follow do not reflect the fair value of the Company as a whole since a number of the Company's significant assets (including deferred policy acquisition costs, property and equipment and reinsurance recoverables) and liabilities (including property-liability, traditional life and interest sensitive life insurance reserves, and deferred income taxes) are not considered financial instruments and are not carried at fair value. Other assets and liabilities considered financial instruments such as premium installment receivables, accrued investment income, cash and claim payments outstanding are generally of a short-term nature. Their carrying values are deemed to approximate fair value.

Financial assets

The carrying value and fair value of financial assets at December 31, are as follows:

($ in millions)	1999 Carrying value	1999 Fair value	1998 Carrying value	1998 Fair value
Fixed income securities	$55,286	$55,286	$53,560	$53,560
Equity securities	6,738	6,738	6,421	6,421
Mortgage loans	4,068	3,973	3,458	3,664
Short-term investments	2,422	2,422	2,477	2,477
Policy loans	1,090	1,090	569	569
Separate Accounts	13,857	13,857	10,098	10,098

Carrying value and fair value includes the effects of derivative financial instruments where applicable.

Fair values for fixed income securities are based on quoted market prices where available. Non-quoted securities are valued based on discounted cash flows using current interest rates for similar securities. Equity securities are valued based principally on quoted market prices. Mortgage loans are valued based on discounted contractual cash flows. Discount rates are selected using current rates at which similar loans would be made to borrowers with similar characteristics, using similar properties as collateral. Loans that exceed 100% loan-to-value are valued at the estimated fair value of the underlying collateral. Short-term investments are highly liquid investments with maturities of less than one year whose carrying value are deemed to approximate fair value.

The carrying value of policy loans are deemed to approximate fair value. Separate Accounts assets are carried in the Consolidated statements of financial position at fair value based on quoted market prices.

Financial liabilities and trust preferred securities

The carrying value and fair value of financial liabilities and trust preferred securities at December 31, are as follows:

($ in millions)	1999 Carrying value	1999 Fair value	1998 Carrying value	1998 Fair value
Contractholder funds on investment contracts	$19,790	$19,122	$16,757	$16,509
Short-term debt	665	665	393	393
Long-term debt	2,186	2,045	1,353	1,417
Separate Accounts	13,857	13,857	10,098	10,098
Mandatorily redeemable preferred securities of subsidiary trusts	964	852	750	795

The fair value of contractholder funds on investment contracts is based on the terms of the underlying contracts. Reserves on investment contracts with no stated maturities (single premium and flexible premium deferred annuities) are valued at the account balance less surrender charges. The fair value of immediate annuities and annuities without life contingencies with fixed terms is estimated using discounted cash flow calculations based on interest rates currently offered for contracts with similar terms and durations. Short-term debt is valued at carrying value due to its short-term nature. The fair value of long-term debt and trust preferred securities is based on quoted market prices or in certain cases, determined using discounted cash flow calculations based on interest rates of comparable instruments. Separate Accounts liabilities are carried at the fair value of the underlying assets.

Derivative financial instruments

Derivative financial instruments include swaps, futures, forwards and options, including caps and floors. The Company primarily uses derivative financial instruments to reduce its exposure to market risk (principally interest rate, equity price and foreign currency risk) and in conjunction with asset/liability management, in its Life and Savings segment. The Company does not hold or issue these instruments for trading purposes.

The following table summarizes the contract or notional amount, credit exposure, fair value and carrying value of the Company's derivative financial instruments at December 31, as follows:

($ in millions)	1999				1998			
	Contract/ notional amount	Credit exposure	Fair value	Carrying value assets/ (liabilities)	Contract/ notional amount	Credit exposure	Fair value	Carrying value assets/ (liabilities)
Interest rate contracts								
Interest rate swap agreements								
Pay floating rate, receive fixed rate	$ 409	$ 9	$ 7	$ 3	$ 474	$ 14	$ 30	$ 24
Pay fixed rate, receive floating rate	1,170	37	37	19	965	–	(32)	(17)
Pay floating rate, receive floating	71	–	–	–	73	–	(1)	–
Financial futures and forward contracts	3,029	2	2	6	911	1	1	1
Interest rate cap and floor agreements	1,861	4	4	2	3,049	2	2	3
Total interest rate contracts	6,540	52	50	30	5,472	17	–	11
Equity and other contracts								
Options, financial futures and warrants	1,198	117	99	99	780	206	206	206
Foreign currency contracts								
Foreign currency swap agreements	566	–	(1)	–	109	–	(3)	(3)
Foreign currency forward contracts	813	–	(1)	(1)	534	–	(4)	(4)
Total foreign currency contracts	1,379	–	(2)	(1)	643	–	(7)	(7)
Total derivative financial instruments	$9,117	$169	$147	$128	$6,895	$223	$199	$210

Credit exposure includes the effects of legally enforceable master netting agreements.
Credit exposure and fair value include accrued interest where applicable.
Carrying value is representative of deferred gains and losses, unamortized premium, accrued interest and/or unrealized gains and losses depending on the accounting for the derivative financial instrument.

The contract or notional amounts are used to calculate the exchange of contractual payments under the agreements and are not representative of the potential for gain or loss on these agreements.

Credit exposure represents the Company's potential loss if all of the counterparties failed to perform under the contractual terms of the contracts and all collateral, if any, became worthless. This exposure is measured by the fair value of contracts with a positive fair value at the reporting date reduced by the effect, if any, of master netting agreements.

The Company manages its exposure to credit risk by utilizing highly rated counterparties, establishing risk control limits, executing legally enforceable master netting agreements and obtaining collateral where appropriate. To date, the Company has not incurred any losses on derivative financial instruments due to counterparty nonperformance.

Fair value is the estimated amount that the Company would receive (pay) to terminate or assign the contracts at the reporting date, thereby taking into account the current unrealized gains or losses of open contracts. Dealer and exchange quotes are used to value the Company's derivatives.

Interest rate swap agreements involve the exchange, at specified intervals, of interest payments calculated by reference to an underlying notional amount. The Company generally enters into swap agreements to change the interest rate characteristics of existing assets to more closely match the interest rate characteristics of the corresponding liabilities.

The Company did not record any material deferred gains or losses on swaps nor realize any material gains or losses on swap terminations in 1999, 1998 or 1997.

The Company paid a weighted average floating interest rate of 5.3% and 5.6% and received a weighted average fixed interest rate of 7.1% and 6.8% in 1999 and 1998, respectively. The Company paid a weighted average fixed interest rate of 5.7% and 6.5% and received a weighted average floating interest rate of 5.0% and 6.0% in 1999 and 1998, respectively.

Financial futures and forward contracts are commitments to either purchase or sell designated financial instruments at a future date for a specified price or yield. They may be settled in cash or through delivery. As part of its asset/liability management, the Company generally utilizes futures and forward contracts to manage its market risk related to fixed income securities, equity securities, certain annuity contracts and anticipatory investment purchases and sales. Futures and forwards used as hedges of anticipatory transactions pertain to identified transactions which are probable to occur and are generally completed within 90 days. Futures contracts have limited off-balance-sheet credit risk as they are executed on organized exchanges and require security deposits, as well as the daily cash settlement of margins.

Interest rate cap and floor agreements give the holder the right to receive at a future date, the amount, if any, by which a specified market interest rate exceeds the fixed cap rate or falls below the fixed floor rate, applied to a notional amount. The Company purchases interest rate cap and floor agreements to reduce its exposure to rising or falling interest rates relative to certain existing assets and liabilities in conjunction with asset/liability management.

Equity-indexed option contracts and equity-indexed financial futures provide returns based on a specified equity index applied to the instrument's notional amount. The Company utilizes these instruments to achieve equity appreciation, to reduce the market risk associated with certain annuity contracts and for other risk management purposes. Where required, counterparties post collateral to minimize credit risk.

Debt warrants provide the right to purchase a specified new issue of debt at a predetermined price. The Company purchases debt warrants to protect against long-term call risk.

Foreign currency contracts involve the future exchange or delivery of foreign currency on terms negotiated at the inception of the contract. The Company enters into these agreements primarily to manage the currency risk associated with investing in securities and issuing obligations which are denominated in foreign currencies.

Market risk is the risk that the Company will incur losses due to adverse changes in market rates and prices. Market risk exists for all of the derivative financial instruments that the Company currently holds, as these instruments may become less valuable due to adverse changes in market conditions. The Company mitigates this risk through established risk control limits set by senior management. In addition, the change in the value of the Company's derivative financial instruments designated as hedges is generally offset by the change in the value of the related assets and liabilities.

Off-balance-sheet financial instruments

A summary of the contractual amounts and fair values of off-balance-sheet financial instruments at December 31, follows:

($ in millions)	1999		1998	
	Contractual amount	Fair value	Contractual amount	Fair value
Commitments to invest	$316	$ –	$353	$ –
Commitments to extend mortgage loans	96	1	87	1
Financial guarantees	11	1	11	1
Credit guarantees	89	–	93	–

Except for credit guarantees, the contractual amounts represent the amount at risk if the contract is fully drawn upon, the counterparty defaults and the value of any underlying security becomes worthless. Unless noted otherwise, the Company does not require collateral or other security to support off-balance-sheet financial instruments with credit risk.

Commitments to invest generally represent commitments to acquire financial interests or instruments. The Company enters into these agreements to allow for additional participation in certain limited partnership investments. Because the equity investments in the limited partnerships are not actively traded, it is not practicable to estimate the fair value of these commitments.

Commitments to extend mortgage loans are agreements to lend to a borrower provided there is no violation of any condition established in the contract. The Company enters these agreements to commit to future loan fundings at

a predetermined interest rate. Commitments generally have fixed expiration dates or other termination clauses. Commitments to extend mortgage loans, which are secured by the underlying properties, are valued based on estimates of fees charged by other institutions to make similar commitments to similar borrowers.

Financial guarantees represent conditional commitments to repurchase notes from a creditor upon default of the debtor. The Company enters into these agreements primarily to provide financial support for certain equity investees. Financial guarantees are valued based on estimates of payments that may occur over the life of the guarantees.

Credit guarantees written represent conditional commitments to exchange identified AAA or AA rated credit risk for identified A rated credit risk upon bankruptcy or other event of default of the referenced credits. The Company receives fees, which are reported in Net investment income over the lives of the commitments, for assuming the referenced credit risk. The Company enters into these transactions in order to achieve higher yields than if the referenced credits were directly owned.

The Company's maximum amount at risk, assuming bankruptcy or other default of the referenced credits and the value of the referenced credits becomes worthless, is the fair value of the identified AAA or AA rated securities. The identified AAA or AA rated securities had a fair value of $88 million at December 31, 1999. The Company includes the impact of credit guarantees in its analysis of credit risk, and the referenced credits were current with respect to their contractual terms at December 31, 1999.

7. Reserve for Property-Liability Insurance Claims and Claims Expense

As described in Note 2, the Company establishes reserves for claims and claims expense on reported and unreported claims of insured losses. These reserve estimates are based on known facts and interpretation of circumstances, including the Company's experience with similar cases and historical trends involving claim payment patterns, loss payments, pending levels of unpaid claims and product mix, as well as other factors including court decisions, economic conditions and public attitudes. The effects of inflation are implicitly considered in the reserving process. The Company, in the normal course of business, may also supplement its claims processes by utilizing third party adjusters, appraisers, engineers, inspectors, other professionals and information sources to assess and settle catastrophe and non-catastrophe claims.

The establishment of appropriate reserves, including reserves for catastrophes, is an inherently uncertain process. Allstate regularly updates its reserve estimates as new facts become known and further events occur which may impact the resolution of unsettled claims. Changes in prior year reserve estimates, which may be material, are reflected in the results of operations in the period such changes are determinable.

Activity in the reserve for property-liability insurance claims and claims expense is summarized as follows:

($ in millions)	1999	1998	1997
Balance at January 1	$16,881	$17,403	$17,382
Less reinsurance recoverables	1,458	1,630	1,784
Net balance at January 1	15,423	15,773	15,598
Acquisitions	1,023	58	–
Adjusted net balance	16,446	15,831	15,598
Incurred claims and claims expense related to:			
Current year	15,266	14,301	14,013
Prior years	(587)	(700)	(677)
Total incurred	14,679	13,601	13,336
Claims and claims expense paid related to:			
Current year	9,349	8,521	8,148
Prior years	5,615	5,488	5,013
Total paid	14,964	14,009	13,161
Net balance at December 31	16,161	15,423	15,773
Plus reinsurance recoverables	1,653	1,458	1,630
Balance at December 31	$17,814	$16,881	$17,403

Incurred claims and claims expense represents the sum of paid losses and reserve changes in the calendar year. This expense includes losses from catastrophes of $816 million, $780 million and $365 million in 1999, 1998 and 1997, respectively. A ''catastrophe'' is defined by Allstate as an event that produces pre-tax losses before reinsurance in excess of $1 million, and involves multiple first party policyholders. Catastrophes are an inherent risk of the property-liability insurance business which have contributed, and will continue to contribute, to material year-to-year fluctuations in the Company's results of operations and financial position.

The level of catastrophic loss experienced in any year cannot be predicted and could be material to results of operations and financial position. For Allstate, areas of potential catastrophe losses due to hurricanes include major metropolitan centers near the eastern and gulf coasts of the United States. Exposure to potential earthquake losses in California is limited by the Company's participation in the California Earthquake Authority (''CEA''). Other areas in the United States with exposure to potential earthquake losses include areas surrounding the New Madrid fault system in the Midwest and faults in and surrounding Seattle, Washington and Charleston, South Carolina. Allstate continues to evaluate alternative business strategies to more effectively manage its exposure to catastrophe losses in these and other areas.

As part of Allstate's catastrophe management strategy, the Company purchases reinsurance to limit aggregate losses from large catastrophic insured events. Effective June 1, 1997, the Company entered into a three-year excess of loss reinsurance contract covering property policies in the northeastern portion of the United States. The reinsurance program provides up to 95% of $500 million of reinsurance protection for catastrophe losses in excess of an estimated $750 million retention subject to a limit of $500 million in any one year and an aggregate limit of $1.00 billion over the three-year contract period. In addition, the Company has access to reimbursement provided by the Florida Hurricane Catastrophe Fund (''FHCF'') for 90% of hurricane losses in Florida in excess of approximately the first $255 million for each storm, up to an aggregate of $900 million (90% of approximately $1.00 billion) in a single hurricane season, and $1.23 billion total reimbursement over all hurricane seasons.

At the closing of Allstate's October 1, 1999 acquisition of CNA personal lines, Allstate assumed $1.02 billion of loss reserves (''closing reserves''), net of reinsurance, on policies written prior to the acquisition date. Concurrent with the closing, Allstate and CNA entered into a four-year aggregate stop-loss agreement. Pursuant to the agreement, CNA will indemnify Allstate for upward loss development of the closing reserves in an amount equal to 80% of the first $40 million of development, and 90% of all losses in excess of $40 million. The agreement expires on October 1, 2003 at which time a final settlement between Allstate and CNA will be made for any closing reserve deficiency (or redundancy) not yet settled. In connection with a review of the statement of financial position of CNA personal lines (see Note 3), the Company increased the net loss reserves of the CNA personal lines business acquired by $47 million in the fourth quarter of 1999.

Management believes that the reserve for claims and claims expense, net of reinsurance recoverables, at December 31, 1999 is appropriately established in the aggregate and adequate to cover the ultimate net cost of reported and unreported claims arising from losses which had occurred by that date.

Favorable calendar year reserve development in 1999, 1998 and 1997 was the result of favorable injury severity trends as compared to the Company's anticipated trends, in each of the three years. For 1999 and 1998, this favorable development more than offset adverse development in Discontinued Lines and Coverages (described in Note 17). The favorable injury severity trend during this three-year period was largely due to moderate medical cost inflation mitigated by the Company's loss control programs. The impacts of the moderate medical cost inflation trend have emerged over time as actual claim settlements validate the effect of the rate of inflation. In addition, while the claim settlement process changes are believed to have contributed to favorable severity trends on closed claims, these changes introduce a greater degree of variability in reserve estimates for the remaining outstanding claims at December 31, 1999. Future reserve development releases, if any, are expected to be adversely impacted by expected increases in medical cost inflation rates.

Allstate's exposure to environmental, asbestos and other mass tort claims stem principally from excess and surplus business written from 1972 through 1985, including substantial excess and surplus general liability coverages on Fortune 500 companies, and reinsurance coverage written during the 1960s through the 1980s, including reinsurance on primary insurance written on large U.S. companies. Other mass tort exposures primarily relate to product liability claims, such as those for medical devices and other products, and general liabilities.

In 1986, the general liability policy form used by Allstate and others in the property-liability industry was amended to introduce an ''absolute pollution exclusion,'' which excluded coverage for environmental damage claims and added an asbestos exclusion. Most general liability policies issued prior to 1987 contain annual aggregate limits for product liability coverage, and policies issued after 1986 also have an annual aggregate limit on all coverages. Allstate's experience to date is that these policy form changes have effectively limited its exposure to environmental and asbestos claim risks.

Establishing net loss reserves for environmental, asbestos and other mass tort claims is subject to uncertainties that are greater than those presented by other types of claims. Among the complications are lack of historical data, long reporting delays, uncertainty as to the number and identity of insureds with potential exposure, unresolved legal issues regarding policy coverage, availability of reinsurance and the extent and timing of any such contractual liability. The legal issues concerning the interpretation of various insurance policy provisions and whether those losses are, or were ever intended to be covered, are complex. Courts have reached different and sometimes inconsistent conclusions as to when losses are deemed to have occurred and which policies provide coverage; what types of losses are covered; whether there is an insured obligation to defend; how policy limits are determined; how policy exclusions are applied and interpreted; and whether clean-up costs represent insured property damage. Management believes these issues are not likely to be resolved in the near future.

In 1999, the Company completed an annual assessment of its environmental, asbestos and other mass tort exposures. This assessment resulted in a strengthening of net asbestos reserves of $346 million, and a $155 million release of net environmental and other reserves. Allstate's reserves for environmental claims were $506 million and $641 million, net of reinsurance recoverables of $159 million and $199 million at December 31, 1999 and 1998, respectively. Reserves for asbestos claims were $758 million and $459 million, net of reinsurance recoverables of $289 million and $227 million at December 31, 1999 and 1998, respectively. Approximately 59% and 58% of the total net environmental and asbestos reserves at December 31, 1999 and 1998, respectively, are for incurred but not reported (''IBNR'') estimated losses. The survival ratios (ending reserves divided by claims and claims expense paid) for net environmental and asbestos reserves at December 31, 1999 and 1998, were 14.0 and 10.8, respectively. In 1999, the survival ratio increased primarily as the result of increased asbestos reserve levels. Management believes its net loss reserves for environmental, asbestos and other mass tort claims are appropriately established based on available facts, technology, laws and regulations. However, due to the inconsistencies of court coverage decisions, plaintiffs' expanded theories of liability, the risks inherent in major litigation and other uncertainties, the ultimate cost of these claims may vary materially from the amounts currently recorded, resulting in an increase in the loss reserves. In addition, while the Company believes the improved actuarial techniques and databases have assisted in its ability to estimate environmental, asbestos and other mass tort net loss reserves, these refinements may subsequently prove to be inadequate indicators of the extent of probable losses. Due to the uncertainties and factors described above, management believes it is not practicable to develop a meaningful range for any such additional net loss reserves that may be required.

8. Reserve for Life-Contingent Contract Benefits and Contractholder Funds

At December 31, the Reserve for life-contingent contract benefits consists of the following:

($ in millions)	1999	1998
Immediate annuities:		
Structured settlement annuities	$4,254	$4,694
Other immediate annuities	1,525	1,669
Traditional life	1,701	1,125
Other	117	113
Total life-contingent contract benefits	$7,597	$7,601

The assumptions for mortality generally utilized in calculating reserves include, the U.S. population with projected calendar year improvements and age setbacks for impaired lives for structured settlement annuities; the 1983 group annuity mortality table for other immediate annuities; and actual company experience plus loading for traditional life. Interest rate assumptions vary from 3.5% to 11.7% for immediate annuities and 4.0% to 11.3% for traditional life. Other estimation methods used include the present value of contractually fixed future benefits for structured settlement annuities, the present value of expected future benefits based on historical experience for other immediate annuities and the net level premium reserve method using the Company's withdrawal experience rates for traditional life.

Premium deficiency reserves are established, if necessary, and have been recorded for certain immediate annuities with life contingencies to the extent the unrealized gains on fixed income securities would result in a premium deficiency had those gains actually been realized. A liability of $65 million and $933 million is included in the Reserve for life-contingent contract benefits with respect to this deficiency for the years ended December 31, 1999 and 1998, respectively. The decrease in this liability in 1999 reflects declines in unrealized capital gains on fixed income securities.

At December 31, Contractholder funds consists of the following:

($ in millions)	1999	1998
Interest-sensitive life	$ 5,872	$ 4,395
Fixed annuities:		
Immediate annuities	1,751	1,641
Deferred annuities	13,060	10,874
Guaranteed investment contracts	2,953	3,233
Other investment contracts	1,563	990
Total contractholder funds	$25,199	$21,133

Contractholder funds are equal to deposits received net of commissions and interest credited to the benefit of the contractholder less withdrawals, mortality charges and administrative expenses. Interest rates credited range from 4.0% to 8.5% for interest-sensitive life contracts; 3.5% to 10.0% for immediate annuities; 1.6% to 26.2% for deferred annuities (which include equity-indexed annuities that are hedged, see Note 2 and Note 6); 4.9% to 9.9% for guaranteed investment contracts and 5.3% to 6.6% for other investment contracts. Withdrawal and surrender charge protection includes: i) for interest-sensitive life, either a percentage of account balance or dollar amount grading off generally over 20 years; and, ii) for deferred annuities not subject to a market value adjustment, either a declining or level percentage charge generally over nine years or less. Approximately 10% of deferred annuities are subject to a market value adjustment.

9. Reinsurance

The Company purchases reinsurance to limit aggregate and single losses on large risks. The Company continues to have primary liability as a direct insurer for risks reinsured. The information presented herein should be read in connection with Note 7. Estimating amounts of reinsurance recoverable is also impacted by many of the uncertainties involved in the establishment of loss reserves.

The effects of reinsurance on premiums written and earned for the year ended December 31, are as follows:

($ in millions)	1999	1998	1997
Property-liability premiums written			
Direct	$20,228	$19,878	$19,075
Assumed	531	63	102
Ceded	(370)	(426)	(388)
Property-liability premiums written, net of reinsurance	$20,389	$19,515	$18,789
Property-liability premiums earned			
Direct	$19,977	$19,666	$18,872
Assumed	524	74	98
Ceded	(389)	(433)	(366)
Property-liability premiums earned, net of reinsurance	$20,112	$19,307	$18,604
Life and annuity premiums and contract charges			
Direct	$ 1,849	$ 1,668	$ 1,675
Assumed	34	29	21
Ceded	(260)	(178)	(194)
Life and annuity premiums and contract charges, net of reinsurance	$ 1,623	$ 1,519	$ 1,502

The amounts recoverable from reinsurers at December 31, 1999 and 1998 include $110 million and $244 million, respectively, related to property-liability losses paid by the Company and billed to reinsurers, and $1.65 billion and $1.46 billion, respectively, estimated by the Company with respect to ceded unpaid losses (including IBNR) which are not billable until the losses are paid. Amounts recoverable from mandatory pools and facilities included above were $698 million and $637 million at December 31, 1999 and 1998, respectively. Recent developments in the insurance industry have often led to the segregation of environmental, asbestos and other mass tort exposures into separate legal entities with dedicated capital. These actions have been supported by regulatory bodies in certain cases. The Company is unable to determine the impact, if any, that these developments will have on the collectibility of reinsurance recoverables in the future. The Company had amounts recoverable from Lloyd's of London of $89 million and $99 million at December 31, 1999 and 1998, respectively. Lloyd's of London implemented a restructuring plan in 1996 to solidify its capital base and to segregate claims for years before 1993. The impact, if any, of the restructuring on the collectibility of the recoverable from Lloyd's of London is uncertain at this time. The recoverable from Lloyd's of London syndicates is spread among thousands of investors who have unlimited liability.

In connection with the Company's acquisition of CNA personal lines, Allstate and CNA entered into a four-year aggregate stop loss agreement (see Note 7). The Company currently has a recoverable from CNA on unpaid losses of $147 million that is subject to the stop loss agreement. Excluding mandatory pools and facilities, and the CNA recoverable on unpaid losses, no other amount due or estimated to be due from any one property-liability reinsurer was in excess of $85 million and $84 million at December 31, 1999 and 1998, respectively.

The Company also purchases reinsurance in its Life and Savings segment, primarily to limit mortality risk on certain term life policies. The risk of reinsurance uncollectibility on Life and Savings recoverables is mitigated by an absence of high concentrations with individual reinsurers.

Management believes the recoverables are appropriately established; however, as the Company's underlying reserves continue to develop, the amount ultimately recoverable may vary from amounts currently recorded. The reinsurers and amounts recoverable therefrom are regularly evaluated by the Company and a provision for uncollectible reinsurance is recorded, if needed. There was a $3 million recovery of previous provisions for reinsurance in 1999 and there were no provisions for uncollectible reinsurance in 1998 and 1997. The allowance for uncollectible reinsurance was $111 million and $141 million at December 31, 1999 and 1998, respectively.

10. Capital Structure

Debt Outstanding

Total debt outstanding at December 31, consists of the following:

($ in millions)	1999	1998
6.75% Notes, due 2003	$ 300	$ 300
7.20% Senior Notes, due 2009	750	–
6.915% Equity-Linked Note, due 2009	75	–
7.50% Debentures, due 2013	250	250
6.75% Debentures, due 2018	250	250
6.90% Debentures, due 2038	250	250
7.125% Debentures, due 2097	250	250
Floating rate notes, due 2009 to 2014	61	53
Total long-term debt	2,186	1,353
Short-term debt and bank borrowings	665	393
Total debt	$2,851	$1,746

In November 1999, the Company issued $750 million of 7.20% senior notes due 2009, the net proceeds of which were used for general corporate purposes including share repurchases. In addition, a $75 million, 6.915% equity-linked note was issued in connection with the Company's 1999 acquisition of CNA personal lines. The principal repayment on the note at maturity is contingent upon certain profitability measures of the acquired CNA personal lines business. The maximum amount of principal which would have to be paid is $85 million and the

minimum is $65 million. The 7.125% Debentures due in 2097 are subject to redemption at the Company's option in whole or in part beginning in 2002 at 100% of the principal amount plus accrued interest to the redemption date. The Company also has the right to shorten the maturity of the 7.125% Debentures to the extent required to preserve the Company's ability to deduct interest paid on the debentures.

To manage short-term liquidity, Allstate issues commercial paper and may draw on existing credit facilities. The Company maintains two credit facilities as a potential source of funds for The Allstate Corporation, AIC and ALIC. These include a $1.50 billion, five-year revolving line of credit, expiring in 2001 and a $50 million, one-year revolving line of credit expiring in 2000. In order to borrow from the five-year line of credit, AIC is required to maintain a specified statutory surplus level and the Company's debt to equity ratio (as defined in the agreement) must not exceed a designated level. In addition, the Company has three credit facilities available to provide up to $92 million in funds for short-term liquidity purposes for the AHL operations. The Company pays commitment fees in connection with these lines of credit. As of December 31, 1999, $71 million of borrowings were outstanding under the AHL credit lines and no amounts were outstanding under the Company's $1.50 billion and $50 million bank lines of credit. The weighted average interest rates of outstanding short-term debt at December 31, 1999 and 1998 were 5.8% and 5.3%, respectively. The Company paid $114 million, $104 million and $87 million of interest on debt in 1999, 1998 and 1997, respectively.

The Company filed a shelf registration statement with the Securities and Exchange Commission (''SEC'') in August 1998, under which up to $2 billion of debt securities, preferred stock or debt warrants may be issued. As of December 31, 1999, $750 million of securities have been issued under the registration statement.

Mandatorily Redeemable Preferred Securities of Subsidiary Trusts

In 1996, Allstate Financing I (''AF I''), a wholly owned subsidiary trust of the Company, issued 22 million shares of 7.95% Quarterly Income Preferred Securities (''QUIPS'') at $25 per share. The sole assets of AF I are $550 million of 7.95% Junior Subordinated Deferrable Interest Debentures (''QUIDS'') issued by the Company. The QUIDS held by AF I will mature on December 31, 2026 and are redeemable by the Company at a liquidation value of $25 per share in whole or in part beginning on November 25, 2001, at which time the QUIPS are callable. AF I may elect to extend the maturity of its QUIPS to December 31, 2045. Dividends on the QUIPS are cumulative, payable quarterly in arrears, and are deferrable at the Company's option for up to 5 years.

In 1996, Allstate Financing II (''AF II''), a wholly owned subsidiary trust of the Company, issued 200,000 shares of 7.83% preferred securities (''trust preferred securities'') at $1,000 per share. The sole assets of AF II are $200 million of 7.83% Junior Subordinated Deferrable Interest Debentures (''junior subordinated debentures'') issued by the Company. The junior subordinated debentures held by AF II will mature on December 1, 2045 and are redeemable by the Company at a liquidation value of $1,000 per share in whole or in part beginning on December 1, 2006, at which time the trust preferred securities are callable. Dividends on the trust preferred securities are cumulative, payable semi-annually in arrears, and are deferrable at the Company's option for up to 5 years.

In connection with the Company's 1999 acquisition of AHL, Allstate assumed AHL's obligations under the outstanding mandatorily redeemable preferred securities issued by AHL and AHL Financing, a wholly owned subsidiary trust of AHL. The mandatorily redeemable preferred securities represent FELINE PRIDES, which consist of a unit with a stated amount of $50 comprising i) a stock purchase contract under which the holder will purchase from the Company on August 16, 2000, a number of Allstate common shares equal to a specified rate and ii) beneficial ownership of a 6.75% trust preferred security representing a preferred undivided beneficial interest in the assets of AHL Financing. The sole assets of AHL Financing are 6.75% subordinated debentures due August 16, 2002 with a principal amount of $107 million for which the Company and AHL are co-obligors. Dividends on the FELINE PRIDES are cumulative, payable quarterly in arrears at a stated annual rate of 6.75%, and are deferrable until the August 16, 2002 maturity date. Each unit of FELINE PRIDES also pays a 1.75% annual yield enhancement, payable quarterly until the August 16, 2000 settlement of the stock purchase contract component.

The obligations of the Company with respect to the QUIDS, junior subordinated debentures and AHL subordinated debentures constitute full and unconditional guarantees by the Company of AF I's, AF II's and AHL Financing's obligations under the respective preferred securities, including the payment of the liquidation or redemption price and any accumulated and unpaid interest and yield enhancements, but only to the extent of funds held by the trusts. The preferred securities are classified in the Company's Consolidated statements of financial

position as Mandatorily Redeemable Preferred Securities of Subsidiary Trusts (representing the minority interest in the trusts). The QUIPS and trust preferred securities are recorded at their redemption amounts of $550 million and $200 million, respectively. The FELINE PRIDES are recorded at their fair value at the date of acquisition of $214 million as required by purchase accounting rules. The fair value exceeded the redemption amount by $110 million. Allstate will be prohibited from paying dividends on its preferred and common stock, or repurchasing capital stock if the Company elects to defer dividend payments on these preferred securities. Dividends on the preferred securities have been classified as minority interest in the Consolidated statements of operations. The total yield enhancements to be paid on FELINE PRIDES units over the stock purchase contract were charged to Shareholders' equity at the time of issuance and therefore periodic yield enhancements are not reflected in the Consolidated statements of operations.

Capital stock

The Company has 900 million shares of issued common stock of which 787 million was outstanding and 113 million was held in treasury as of December 31, 1999. In 1999, the Company repurchased 67 million shares at an average cost of $32.38 pursuant to authorized share repurchase programs of which, 34.1 million were reissued pursuant to the AHL acquisition. On August 16, 2000, Allstate will issue common shares to settle the Company's obligation under the stock purchase contract unit embedded in the FELINE PRIDES. The number of shares issued will be based on an applicable settlement rate multiplied by the 2,070,000 units of FELINE PRIDES outstanding. The settlement rate will depend on whether the holders of the FELINE PRIDES elect to settle the stock purchase contract in cash or through the put of their beneficial interest in the trust preferred securities. If settled in cash, the number of shares issued will be based on a settlement rate of 3.5741; if holders elect to settle through the put of their beneficial interest in the trust preferred securities, the applicable settlement rate will be 3.5687. Under a shelf registration statement filed with the SEC in February 2000, the Company may issue up to 7,398,387 shares of Allstate common stock upon settlement of the FELINE PRIDES stock purchase contracts.

Shareholder Rights Agreement

On February 12, 1999, the Company announced a Rights Agreement under which shareholders of record on February 26, 1999 received a dividend distribution of one share purchase right (a ''Right'') on each outstanding share of the Company's common stock. The Rights become exercisable ten days after it is publicly announced that a person or group has acquired 15% or more of the Company's common stock or ten business days after the beginning of a tender or exchange offer to acquire 15% or more of the Company's common stock. The Rights then become exercisable at a price of $150 for a number of shares of the Company's common stock having a market value equal to $300. The Company may redeem the Rights at a price of $.01 per Right. The Rights expire on February 12, 2009. The Rights are intended to protect shareholders from unsolicited takeover attempts that may unfairly pressure shareholders and deprive them of the full value of their shares.

11. Company Restructuring

On November 10, 1999, the Company announced a series of strategic initiatives to aggressively expand its selling and service capabilities. The Company also announced that it is implementing a program to reduce expenses by approximately $600 million. The reduction in expenses will come from field realignment, the reorganization of employee agents to a single exclusive agency independent contractor program, the closing of a field support center and four regional offices, and from reduced employee related expenses and professional services as a result of reductions in force, attrition and consolidations. The reduction will result in the elimination of approximately 4,000 current non-agent positions, across all employment grades and categories by the end of 2000, or approximately 10% of the Company's non-agent work force.

These cost reductions are part of a larger initiative to redeploy the cost savings to finance new initiatives including investments in direct access and Internet channels for new sales and service capabilities, new competitive pricing, new agent and claim technology and enhanced marketing and advertising. As the result of the cost reduction program, Allstate recorded restructuring and related charges of $81 million pretax ($53 million after-tax) during the fourth quarter of 1999. The costs recognized primarily relate to the elimination of positions, the consolidation of operations and facilities and the transition of multiple employee agency programs to a single exclusive agency independent contractor program. All restructuring actions are anticipated to be completed by the end of 2000.

The pretax restructuring and other related charges accrued in the fourth quarter of 1999 comprised $59 million for employee termination benefits including the cost of incremental post-retirement benefits offered and $10 million for lease termination costs including post-exit rent expenses and asset impairments resulting from the restructuring decision. An additional $12 million of pretax restructuring related costs, primarily consisting of agent separation costs, were expensed as incurred during the fourth quarter of 1999. These charges are recorded in the 1999 Consolidated statement of operations as ''Restructuring charges''. The Company anticipates that additional pretax restructuring related charges of approximately $100 million will be expensed as incurred throughout 2000 for agent conversion costs, retention and relocation bonuses, consulting and legal fees, training expenses and other miscellaneous costs. As of December 31, 1999, 192 employees have been terminated pursuant to the restructuring plan and no payments have been applied against the restructuring liability for employee termination benefits, lease termination costs or post-exit rent expenses.

12. Commitments and Contingent Liabilities

Leases

The Company leases certain office facilities and computer equipment. Total rent expense for all leases was $370 million, $292 million and $256 million in 1999, 1998 and 1997, respectively.

Minimum rental commitments under noncancelable operating leases with an initial or remaining term of more than one year as of December 31, are as follows:

($ in millions)	1999
2000	$273
2001	223
2002	129
2003	77
2004	49
Thereafter	112
	$863

California Earthquake Authority (''CEA'')

Allstate participates in the CEA, which is a privately-financed, publicly-managed state agency created to provide insurance coverage for earthquake damage. Insurers selling homeowners insurance in California are required to offer earthquake insurance to their customers either through their company or participation in the CEA. The Company's homeowners policy continues to include coverages for losses caused by explosions, theft, glass breakage and fires following an earthquake, which are not underwritten by the CEA.

Should losses arising from an earthquake cause a deficit in the CEA, additional capital needed to operate the CEA would be obtained through assessments of participating insurance companies, payments received under reinsurance agreements and bond issuances funded by future policyholder assessments. Participating insurers are required to fund an assessment, not to exceed $2.15 billion, if the capital of the CEA falls below $350 million. Participating insurers are required to fund a second assessment, not to exceed $1.43 billion, if aggregate CEA earthquake losses exceed $5.86 billion or the capital of the CEA falls below $350 million. At December 31, 1999, the CEA's capital balance was approximately $485 million. If the CEA assesses its member insurers for any amount, the amount of future assessments on members is reduced by the amounts previously assessed. To date, the CEA has not assessed member insurers beyond the start-up assessment issued to participating insurers in 1996. The authority of the CEA to assess participating insurers expires when it has completed twelve years of operation. All future assessments to participating CEA insurers are based on their CEA insurance market share, as of December 31 of the preceding year. As of December 31, 1999, the Company had a 25.7% CEA market share. Assuming its current CEA market share does not materially change, Allstate does not expect its portion of these additional contingent assessments, if any, to exceed $553 million, as the likelihood of an event exceeding the CEA claims paying capacity of $5.86 billion is remote.

Florida hurricane assessments

In Florida, the Company is subject to assessments from the Florida Windstorm Underwriting Association (''FWUA'') and the Florida Residential Property and Casualty Joint Underwriting Association (''FRPCJUA''), which are organizations created to provide coverage for catastrophic losses to property owners unable to obtain coverage in the private market. Regular assessments are levied on participating companies if the deficit in the calendar year is less than or equal to 10% of Florida property premiums industry-wide for that year. An insurer may recoup a regular assessment through a surcharge to policyholders subject to a cap on the amount that can be charged in any one year. If the deficit exceeds 10%, the FWUA and/or FRPCJUA will fund the deficit through the issuance of bonds. The costs of these bonds are then funded through a regular assessment in the first year following the deficit and emergency assessments in subsequent years. Companies are required to collect the emergency assessments directly from the policyholder and remit these monies to the organizations as they are collected. Participating companies are obligated to purchase any unsold bonds issued by the FWUA and/or FRPCJUA. The insurer must file any recoupment surcharge with the Florida Department of Insurance (''the Department'') at least 15 days prior to imposing the surcharge on any policies. The surcharge may be used automatically after the expiration of the 15 days, unless the Department has notified the insurer in writing that any of its calculations are incorrect.

The Company is also subject to assessments from the FHCF, which has the authority to issue bonds to pay its obligations to participating insurers. The bonds issued by the FHCF are funded by assessments on all property and casualty premiums written in the state, except workers' compensation and accident and health insurance. These assessments are limited to 4% in the first year of assessment, and up to a total of 6% for assessments in the second and subsequent years. Assessments are recoupable immediately through increases in policyholder rates. A rate filing or any portion of a rate change attributable entirely to the assessment is deemed approved when made with the Department, subject to the Department's statutory authority to review the ''adequacy'' of any rate at any time.

While the statutes are designed so that the ultimate cost is borne by the policyholders, the exposure to assessments and the availability of recoveries may not offset each other in the financial statements due to timing and the possibility of policies not being renewed in subsequent years.

Shared markets

As a condition of its license to do business in various states, the Company is required to participate in mandatory property-liability shared market mechanisms or pooling arrangements, which provide various insurance coverages to individuals or other entities that otherwise are unable to purchase such coverage voluntarily provided by private insurers. Underwriting results related to these organizations have been immaterial to the results of operations.

Guaranty funds

Under state insurance guaranty fund laws, insurers doing business in a state can be assessed, up to prescribed limits, for certain obligations of insolvent insurance companies to policyholders and claimants. The Company's expenses related to these funds have been immaterial.

Northbrook sale agreement

In connection with the sale of Northbrook Holdings, Inc. and its wholly owned subsidiaries (collectively ''Northbrook'') in 1996 to St. Paul Fire & Marine Insurance Company (''St. Paul''), Allstate entered into an agreement with St. Paul whereby Allstate and St. Paul will share in any development of the closing net loss reserves of Northbrook, which will be settled as of July 31, 2000. The development of the closing net loss reserves has been favorable to date and the Company does not expect the ultimate settlement of the closing net loss reserves to vary materially from recorded amounts.

PMI Runoff Support Agreement

The Company has certain limited rights and obligations under a capital support agreement (''Runoff Support Agreement'') with PMI Mortgage Insurance Company (''PMI''), the primary operating subsidiary of PMI Group (see Note 3). Under the Runoff Support Agreement, the Company would be required to pay claims on PMI policies written prior to October 28, 1994 if PMI fails certain financial covenants and fails to pay such claims. In the event

any amounts are so paid, the Company would receive a commensurate amount of preferred stock or subordinated debt of PMI Group or PMI. The Runoff Support Agreement also restricts PMI's ability to write new business and pay dividends under certain circumstances. Management does not believe this agreement will have a material adverse effect on results of operations, liquidity or financial position of the Company.

Regulation

The Company's insurance businesses are subject to the effects of changing social, economic and regulatory environments. Public and regulatory initiatives have varied and have included efforts to adversely influence and restrict premium rates, restrict the Company's ability to cancel policies, impose underwriting standards and expand overall regulation. The ultimate changes and eventual effects, if any, of these initiatives are uncertain.

Legal proceedings

Allstate and plaintiffs' representatives have agreed to settle certain civil suits filed in California, including a class action, related to the 1994 Northridge, California earthquake. The settlement received final approval from the Superior Court of the State of California for the County of Los Angeles on June 11, 1999. The plaintiffs in these civil suits challenged licensing and engineering practices of certain firms Allstate retained and alleged that Allstate systematically pressured engineering firms to improperly alter their reports to reduce the loss amounts paid to some insureds with earthquake claims. Under the terms of the settlement, Allstate sent notice to approximately 11,500 homeowners insurance customers inviting them to participate in a court-administered program which may allow for review of their claims by an independent engineer and an independent adjusting firm to ensure that they have been compensated for all structural damage from the 1994 Northridge earthquake covered under the terms of their Allstate policies. It is anticipated that approximately 2,500 of these customers will ultimately participate in this independent review process. Allstate has agreed to retain an independent consultant to review, among other things, Allstate's practices and procedures for handling catastrophe claims, and has helped fund a charitable foundation devoted to consumer education on loss prevention and consumer protection and other insurance issues. The Company does not expect that the effect of the proposed settlement will exceed the amounts currently reserved. During August 1999, a group of objectors filed an appeal from the order approving the settlement. That appeal is pending.

In April 1998, Federal Bureau of Investigation agents executed search warrants at three Allstate offices for documents relating to the handling of certain claims for losses resulting from the Northridge earthquake. Allstate is cooperating with the investigation, which is being directed by the United States Attorney's Office for the Central District of California. At present, the Company cannot determine the impact of resolving the investigation.

For the past five years, the Company has been distributing to certain PP&C claimants, documents regarding the claims process and the role that attorneys may play in that process. Suits challenging the use of these documents have been filed against the Company, including purported class action suits. In addition to these suits, the Company has received inquires from states' attorneys general, bar associations and departments of insurance. In certain states, the Company has continued to use these documents after agreeing to make certain modifications. The Company is vigorously defending its rights to use these documents. The outcome of these disputes is currently uncertain.

There are currently several state and nationwide putative class action lawsuits pending in various state courts seeking actual and punitive damages from Allstate alleging breach of contract and fraud because of its specification of after-market (non-original equipment manufacturer) replacement parts in the repair of insured vehicles. Plaintiffs in these suits allege that after-market parts are not ''of like kind and quality'' as required by the insurance policies. The lawsuits are in various stages of development with no class action having been certified. The outcome of these disputes is currently uncertain.

Allstate is defending lawsuits, including two putative class actions, regarding worker classification. Two suits relate to the classification of California exclusive agents as independent contractors. These suits were filed after Allstate's reorganization of its California agency programs in 1996. The plaintiffs, among other things, seek a determination that they have been treated as employees notwithstanding agent contracts that specify that they are independent contractors for all purposes. Another suit relates to the classification of staff working in agency offices. In this putative class action, plaintiffs seek damages under the Employee Retirement Income Security Act and the Racketeer Influenced and Corrupt Organizations Act alleging that 10,000 agency secretaries were terminated as employees by Allstate and rehired by agencies through outside staffing vendors for the purpose of avoiding the payment of employee benefits. Allstate is vigorously defending these lawsuits. The outcome of these disputes is currently uncertain.

Various other legal and regulatory actions are currently pending that involve Allstate and specific aspects of its conduct of business, including some related to the Northridge earthquake, and like other members of the insurance industry, the Company is the target of an increasing number of class action lawsuits. These class actions are based on a variety of issues including insurance and claim settlement practices. At this time, based on their present status, it is the opinion of management that the ultimate liability, if any, in one or more of these other actions in excess of amounts currently reserved is not expected to have a material effect on the results of operations, liquidity or financial position of the Company.

13. Income Taxes

A consolidated federal income tax return is filed by the Company and its eligible domestic subsidiaries. Tax liabilities and benefits realized by the consolidated group are allocated as generated by the respective entities. Tax liabilities and benefits of ineligible domestic subsidiaries are computed separately based on taxable income of the individual subsidiary, and reported on separate federal tax returns.

Prior to June 30, 1995, the Company was a subsidiary of Sears, Roebuck & Co. (''Sears'') and, with its eligible domestic subsidiaries, was included in the Sears consolidated federal income tax return and federal income tax allocation agreement. Effective June 30, 1995, the Company and Sears entered into a new tax sharing agreement, which governs their respective rights and obligations with respect to federal income taxes for all periods during which the Company was a subsidiary of Sears, including the treatment of audits of tax returns for such periods.

The Internal Revenue Service (''IRS'') has completed its review of the Company's federal income tax returns through the 1993 tax year. Any adjustments that may result from IRS examinations of tax returns are not expected to have a material impact on the financial position, liquidity or results of operations of the Company.

The components of the deferred income tax assets and liabilities at December 31, are as follows:

($ in millions)	1999	1998
Deferred assets		
Discount on loss reserves	$ 531	$ 620
Unearned premium reserves	565	472
Life and annuity reserves	606	589
Other postretirement benefits	231	229
Other assets	348	455
Total deferred assets	2,281	2,365
Deferred liabilities		
Deferred policy acquisition costs	(1,086)	(942)
Unrealized net capital gains	(736)	(1,610)
Pension	(101)	(120)
Other liabilities	(147)	(154)
Total deferred liabilities	(2,070)	(2,826)
Net deferred asset (liability)	$ 211	$ (461)

Although realization is not assured, management believes it is more likely than not that the deferred tax assets, net of valuation allowances, will be realized based on the assumption that certain levels of income will be achieved. The Company has established valuation allowances for deferred tax assets of certain international operations, due to a lack of evidence that such assets would be realized. The total amount of the valuation allowance reducing deferred tax assets was $58 million and $33 million at December 31, 1999 and 1998, respectively.

The components of income tax expense for the year ended December 31, are as follows:

($ in millions)	1999	1998	1997
Current	$ 967	$1,429	$1,136
Deferred	181	(7)	188
Total income tax expense	$1,148	$1,422	$1,324

The Company paid income taxes of $1.06 billion, $1.34 billion and $975 million in 1999, 1998 and 1997, respectively. The Company had a current income tax liability of $97 million and $226 million at December 31, 1999 and 1998, respectively.

A reconciliation of the statutory federal income tax rate to the effective income tax rate on income from operations for the year ended December 31, is as follows:

	1999	1998	1997
Statutory federal income tax rate	35.0%	35.0%	35.0%
Tax-exempt income	(7.7)	(6.1)	(6.2)
Dividends received deduction	(.6)	(.7)	(.5)
Other	2.7	1.8	1.6
Effective income tax rate	29.4%	30.0%	29.9%

Prior to January l, 1984, ALIC and certain other life insurance subsidiaries included in the Life and Savings segment were entitled to exclude certain amounts from taxable income and accumulate such amounts in a ‘‘policyholder surplus’’ account. The balance in this account at December 31, 1999, approximately $105 million, will result in federal income taxes payable of $37 million if distributed by these companies. No provision for taxes has been made as the Company’s affected subsidiaries have no plan to distribute amounts from this account. No further additions to the account have been permitted since the Tax Reform Act of 1984.

14. Statutory Financial Information

The following table reconciles consolidated net income for the year ended December 31, and shareholders’ equity at December 31, as reported herein in conformity with generally accepted accounting principles with total statutory net income and capital and surplus of Allstate’s domestic insurance subsidiaries, determined in accordance with statutory accounting practices prescribed or permitted by insurance regulatory authorities:

	Net income			Shareholders’ equity	
($ in millions)	1999	1998	1997	1999	1998
Balance per generally accepted accounting principles	$2,720	$3,294	$3,105	$16,601	$17,240
Parent company and undistributed net income of certain subsidiaries	97	(76)	(125)	670	897
Unrealized gain/loss on fixed income securities	–	–	–	(114)	(2,670)
Deferred policy acquisition costs	(254)	(312)	(279)	(3,747)	(3,023)
Deferred income taxes	152	(26)	389	(161)	482
Employee benefits	(69)	27	(77)	263	288
Financial statement impact of acquisitions/dispositions	(152)	256	(81)	(918)	174
Reserves and non-admitted assets	36	92	99	181	99
Other	(201)	129	(126)	108	(86)
Balance per statutory accounting practices	$2,329	$3,384	$2,905	$12,883	$13,401
Balances by major business type:					
Property-Liability	$2,012	$2,998	$2,533	$10,132	$10,976
Life and Savings	317	386	372	2,751	2,425
Balance per statutory accounting practices	$2,329	$3,384	$2,905	$12,883	$13,401

The Property-Liability statutory capital and surplus balances above exclude wholly-owned subsidiaries included in the Life and Savings segment.

Permitted statutory accounting practices

AIC and each of its domestic property-liability and life and savings subsidiaries prepare their statutory financial statements in accordance with accounting practices prescribed or permitted by the insurance department of the applicable state of domicile. Prescribed statutory accounting practices include a variety of publications of the National Association of Insurance Commissioners (‘‘NAIC’’), as well as state laws, regulations and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed. Certain domestic subsidiaries of the Company follow permitted statutory accounting practices which differ from

those prescribed by regulatory authorities. The use of such permitted statutory accounting practices does not have a significant impact on statutory surplus or statutory net income.

The NAIC's codification initiative has produced a comprehensive guide of statutory accounting principles, which the Company will implement in January 2001. The requirements are not expected to have a material impact on the statutory surplus of the Company's insurance subsidiaries.

Dividends

The ability of the Company to pay dividends is dependent on business conditions, income, cash requirements of the Company, receipt of dividends from AIC and other relevant factors. The payment of shareholder dividends by AIC without the prior approval of the state insurance regulator is limited to formula amounts based on net income and capital and surplus, determined in accordance with statutory accounting practices, as well as the timing and amount of dividends paid in the preceding twelve months.

In the twelve-month period beginning January 1, 1999, AIC paid dividends of $2.96 billion, the maximum amount allowed under Illinois insurance law without the approval of the Illinois Department of Insurance (''IL Department'') based on 1998 formula amounts. Based on 1999 AIC statutory net income, the maximum amount of dividends AIC will be able to pay without prior IL Department approval at a given point in time beginning in May 2000 is $1.96 billion, less dividends paid during the preceding twelve months measured at that point in time.

Risk-based capital

The NAIC has a standard for assessing the solvency of insurance companies, which is referred to as risk-based capital (''RBC''). The requirement consists of a formula for determining each insurer's RBC and a model law specifying regulatory actions if an insurer's RBC falls below specified levels. At December 31, 1999, RBC for each of the Company's domestic insurance subsidiaries was significantly above levels that would require regulatory actions.

15. Benefit Plans

Pension and other postretirement plans

Defined benefit pension plans cover most domestic full-time and certain part-time employees, as well as Canadian full-time employees and certain part-time employees. Benefits under the pension plans are based upon the employee's length of service, average annual compensation and estimated social security retirement benefits. The Company's funding policy for the pension plans is to make annual contributions in accordance with accepted actuarial cost methods.

The Company also provides certain health care and life insurance benefits for retired employees. Qualified employees may become eligible for these benefits if they retire in accordance with the Company's established retirement policy and are continuously insured under the Company's group plans or other approved plans for ten or more years prior to retirement. The Company shares the cost of the retiree medical benefits with retirees based on years of service, with the Company's share being subject to a 5% limit on annual medical cost inflation after retirement. The Company's postretirement benefit plans currently are not funded. The Company has the right to modify or terminate these plans.

The components of net periodic benefit cost for all plans for the year ended December 31, are as follows:

	Pension benefits			Postretirement benefits		
($ in millions)	**1999**	**1998**	**1997**	**1999**	**1998**	**1997**
Service cost	$ 155	$ 155	$ 131	$14	$18	$13
Interest cost	245	237	220	49	48	47
Expected return on plan assets	(358)	(267)	(245)	–	–	–
Amortization of prior service costs	(6)	(5)	(6)	(2)	–	–
Amortization of unrecognized transition obligation	(2)	(8)	(8)	–	–	–
Settlement charge (benefit)	(43)	–	6	–	–	–
Special termination benefits	–	–	–	6	–	–
Recognized net actuarial loss (gain)	2	26	18	(3)	–	(1)
Net periodic benefit cost (benefit)	$ (7)	$ 138	$ 116	$64	$66	$59

The decrease in net periodic pension benefit cost in 1999 was due to continued strong investment returns on plan assets, which have been mostly due to favorable returns on equity securities. These favorable investment returns are expected to continue to decrease pension costs in the future. Net periodic pension benefit cost may include settlement charges or benefits as a result of retirees selecting lump sum distributions. Settlements are expected to increase in the future if the number of eligible participants deciding to receive distributions and the amount of their benefits increases.

In 1999, net periodic pension benefit cost includes a settlement benefit primarily relating to the conversion of Allstate employee agents to an independent contractor program. Settlement and or curtailment accounting treatment may be triggered in 2000 relating to the reorganization of agents to one program or as the result of other circumstances.

The special termination benefits included in net periodic other post-retirement benefit cost in 1999 reflect the incremental cost of lowering the minimum eligible retirement age requirements for certain agent programs. This action is part of the Company's 1999 restructuring plan (see Note 11), and accordingly, the special termination benefits are also included in Allstate's current restructuring reserve.

The Company calculates benefit obligations based upon actuarial methodologies using the projected benefit obligation for pension plans and the accumulated postretirement benefit obligation for other postretirement plans.

The changes in benefit obligations for all plans for the year ended December 31, are as follows:

	Pension benefits		Postretirement benefits	
($ in millions)	1999	1998	1999	1998
Change in benefit obligation				
Benefit obligation, beginning of year	$3,413	$3,334	$702	$678
Service cost	155	155	14	18
Interest cost	245	237	49	48
Participant contributions	–	–	8	7
Plan amendments	–	–	9	(28)
Actuarial (gain) loss	(479)	(5)	(48)	15
Benefits paid	(419)	(304)	(44)	(36)
Settlement charges	53	–	–	–
Translation adjustment	1	(4)	1	–
Benefit obligation, end of year	$2,969	$3,413	$691	$702

Pension plan assets at December 31, 1999 and 1998 comprise primarily equity securities and long-term corporate and U.S. government obligations. The Company's other postretirement benefit plans currently are not funded.

The change in pension plan assets for the year ended December 31, are as follows:

	Pension benefits	
($ in millions)	1999	1998
Change in plan assets		
Fair value of plan assets, beginning of year	$3,761	$3,056
Actual return on plan assets	405	865
Employer contribution	38	151
Benefits paid	(419)	(304)
Translation adjustment	1	(7)
Fair value of plan assets, end of year	$3,786	$3,761

Benefits paid include lump sum distributions, a portion of which may trigger settlement accounting treatment.

The plans' funded status, which are calculated as the difference between the projected benefit obligation and plan assets for pension benefits, and the difference between the accumulated benefit obligation and plan assets for other postretirement benefits, are as follows:

	Pension benefits		Postretirement benefits	
($ in millions)	1999	1998	1999	1998
Funded status	$ 817	$ 349	$(691)	$(702)
Unamortized prior service cost	(20)	(28)	(23)	(29)
Unamortized transition obligation	6	4	–	–
Unrecognized net actuarial gain	(593)	(164)	(63)	(17)
Prepaid (accrued) benefit cost	$ 210	$ 161	$(777)	$(748)

The $429 million change in the unrecognized net actuarial pension gain in 1999 reflects a higher discount rate assumption used in determining the projected benefit obligation. Allstate amortizes its excess unrecognized net actuarial gains over the average remaining service period of active employees expected to receive benefits. Included in the prepaid benefit cost of the pension benefits are plans with aggregate accumulated benefit obligations in excess of the aggregate fair value of plan assets in the amount of $48 million and $54 million for 1999 and 1998, respectively.

Assumptions used in the determination of the projected pension benefit obligation and plan assets at December 31, which were based on an October 31 measurement date, were:

	1999	1998	1997
Weighted average discount rate	8.00%	7.25%	7.25%
Rate of increase in compensation levels	4.00–5.00	4.00–5.00	4.50–5.00
Expected long-term rate of return on plan assets	9.50	9.50	9.50

The weighted average health care cost trend rate used in measuring the accumulated postretirement benefit cost was 6.10% for 1999, gradually declining to 5.00% in 2002 and remaining at that level thereafter. The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 8.00% and 7.25% in 1999 and 1998, respectively. Assumed health care cost trend rates have a significant effect on the amounts reported for the postretirement health care plans.

A one percentage-point increase in assumed health care cost trend rates would increase the total of the service and interest cost components of net periodic benefit cost of other postretirement benefits, and the accumulated postretirement benefit obligation by $2 million and $16 million, respectively. A one percentage-point decrease in assumed health care cost trend rates would decrease the total of the service and interest cost components of net periodic benefit cost of other postretirement benefits, and the accumulated postretirement benefit obligation by $7 million and $59 million, respectively.

Profit sharing plans

Employees of the Company and its domestic subsidiaries, with the exception of AHL, are also eligible to become members of The Savings and Profit Sharing Fund of Allstate Employees (''Allstate Plan''). The Company contributions are based on the Company's matching obligation and performance. The Allstate Plan includes an Employee Stock Ownership Plan (''ESOP'') to pre-fund a portion of the Company's anticipated contribution. In connection with the Allstate Plan, the Company has a note from the Allstate ESOP with a current principal balance of $202 million. The ESOP note has a fixed interest rate of 7.9% and matures in 2019.

The Company's defined contribution to the Allstate Plan was $80 million, $168 million and $159 million in 1999, 1998 and 1997, respectively.

These amounts were reduced by the ESOP benefit computed for the year ended December 31, as follows:

($ in millions)	1999	1998	1997
Interest expense recognized by ESOP	$ 17	$ 21	$ 25
Less dividends accrued on ESOP shares	(23)	(22)	(20)
Cost of shares allocated	30	38	30
	24	37	35
Reduction of defined contribution due to ESOP	79	167	158
ESOP benefit	$(55)	$(130)	$(123)

Net profit sharing expense relating to the Allstate Plan was $25 million, $38 million and $36 million for 1999, 1998 and 1997, respectively. The Company contributed $60 million, $45 million and $7 million to the ESOP in 1999, 1998 and 1997, respectively. At December 31, 1999, total committed to be released, allocated and unallocated ESOP shares were 3.3 million, 13.5 million and 22.2 million, respectively.

Allstate also has profit sharing plans for eligible employees of its Canadian insurance subsidiaries as well as for employees of AHL. Profit sharing expense for these plans is not significant.

16. Equity Incentive Plans

The Company has two equity incentive plans which provide the Company the authority to grant nonqualified stock options, incentive stock options, and restricted or unrestricted shares of the Company's stock to certain employees and directors of the Company. A maximum of 41.1 million shares of common stock will be subject to awards under the plans, subject to adjustment in accordance with the plans' terms. At December 31, 1999 and 1998, 12.2 million and 19.8 million shares, respectively, were reserved for future issuance under these plans. To date, the Company has not issued incentive stock options or unrestricted shares, and grants of restricted stock have been insignificant.

Options are granted under the plans at exercise prices equal to the fair value of the Company's common stock on the applicable grant date. Effective with the 1999 acquisition of AHL, fixed stock options of Allstate were exchanged for options outstanding under the previously outstanding AHL plan. The basis for the option exchange was equal to the share conversion ratio pursuant to the merger agreement. The options granted under the Allstate plans vest ratably over a three or four-year period. The options granted may be exercised when vested and will expire ten years after the date of grant.

The change in stock options for the year ended December 31, were as follows:

(thousands of shares)	1999	Weighted average exercise price	1998	Weighted average exercise price	1997	Weighted average exercise price
Beginning balance	14,297	$24.29	13,533	$18.92	13,788	$14.20
Granted	6,155	35.22	2,862	42.64	2,626	36.68
AHL options exchanged	1,284	15.00	–	–	–	–
Exercised	(1,095)	14.56	(1,993)	45.64	(2,708)	12.27
Canceled or expired	(261)	38.21	(105)	34.41	(173)	16.54
Ending balance	20,380	27.32	14,297	24.29	13,533	18.92
Exercisable	11,646	$21.03	9,678	$17.46	7,886	$13.71
Weighted average fair value (at grant date) for options granted during the year	$ 9.70		$ 12.25		$ 11.39	

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions for grants in 1999, 1998 and 1997; dividend yield of 1.7%, 1.3% and 1.5%, respectively; volatility factor of 23%; risk-free interest rate of 5.99%, 5.33% and 6.01%, respectively; and expected life of seven years.

Information on the range of exercise prices for options outstanding as of December 31, 1999 is as follows:

(thousands of shares)	Options outstanding			Options exercisable	
Range of exercise prices	Number outstanding at 12/31/99	Weighted average exercise price	Weighted average remaining contractual life	Number exercisable at 12/31/99	Weighted average exercise price
$ 5.36–$15.85	7,451	$13.62	4.95 years	7,256	$13.64
$17.04–$27.91	1,698	21.36	7.12 years	1,465	21.88
$28.69–$39.34	8,410	35.53	8.98 years	1,781	36.54
$40.09–$50.72	2,821	42.61	8.35 years	1,144	42.67
	20,380	27.32	7.27 years	11,646	21.03

The Company has adopted the financial disclosure provisions of SFAS No. 123, ''Accounting for Stock-Based Compensation'' with respect to its employee plan. The Company applies Accounting Principles Board Opinion No. 25 and related Interpretations in accounting for its employee equity incentive plans. Accordingly, no compensation cost has been recognized for its employee plan as the exercise price of the options equals the market price at the grant date. Furthermore, no compensation cost was recognized on the exchange of AHL fixed stock options for Allstate replacement options in 1999 since these options are not considered to be new option grants for measurement purposes.

The effect of recording compensation cost for the Company's employee stock-based compensation plan based on SFAS No. 123's fair value method would have reduced net income and earnings per share by the following pro forma amounts:

($ in millions, except per share data)	1999	1998	1997
Net income:			
As reported	$2,720	$3,294	$3,105
Pro forma	2,702	3,281	3,094
Earnings per share—basic:			
As reported	3.40	3.96	3.58
Pro forma	3.38	3.94	3.56
Earnings per share—diluted:			
As reported	3.38	3.94	3.56
Pro forma	3.36	3.92	3.55

17. Business Segments

Allstate management is organized around products and services, and this structure is considered in the identification of its four reportable segments. These segments and their respective operations are as follows:

Personal Property and Casualty (''PP&C'') sells primarily private passenger auto and homeowners insurance to individuals in both the United States and in other countries. Revenues generated outside the United States were immaterial with respect to PP&C's total revenues for the years ended December 31, 1999, 1998 and 1997, respectively. The Company evaluates the results of this segment based upon premium growth and underwriting results.

Discontinued Lines and Coverages consists of business no longer written by Allstate, including results from environmental, asbestos and other mass tort exposures, the mortgage pool insurance business exited in 1999 and other commercial business in run-off. This segment also includes the historical results of the commercial and reinsurance businesses sold in 1996. The Company evaluates the results of this segment based upon underwriting results.

Life and Savings markets a broad line of life insurance, savings and group pension products in the United States and in other countries. Life insurance products primarily include traditional life, including term and whole-life, and interest-sensitive life insurance. Savings products consist of fixed annuity products, including indexed, market value adjusted and structured settlement annuities, as well as variable annuities. Revenues generated outside the United States were immaterial with respect to Life and Savings total revenues for the years ended December 31, 1999, 1998 and 1997, respectively. The Company evaluates the results of this segment based upon invested asset growth, face amounts of policies in force and net income.

Corporate and Other comprises holding company activities and certain non-insurance operations.

PP&C and Discontinued Lines and Coverages together comprise Property-Liability. The Company does not allocate Property-Liability investment income, realized capital gains and losses, or assets to the PP&C and Discontinued Lines and Coverages segments. Management reviews assets at the Property-Liability, Life and Savings, and Corporate and Other levels for decision making purposes.

The accounting policies of the business segments are the same as those described in Note 2. The effects of certain intersegment transactions are excluded from segment performance evaluation and therefore eliminated in the segment results.

Summarized revenue data for each of the Company's business segments for the year ended December 31, are as follows:

($ in millions)	1999	1998	1997
Revenues			
Property-Liability			
Premiums earned			
PP&C	$20,103	$19,307	$18,600
Discontinued Lines and Coverages	9	–	4
Total premiums earned	20,112	19,307	18,604
Net investment income	1,761	1,723	1,746
Realized capital gains and losses	948	806	787
Total Property-Liability	22,821	21,836	21,137
Life and Savings			
Premiums and contract charges	1,623	1,519	1,502
Net investment income	2,260	2,115	2,085
Realized capital gains and losses	193	325	190
Total Life and Savings	4,076	3,959	3,777
Corporate and Other			
Net investment income	91	52	30
Realized capital gains and losses	(29)	32	5
Total Corporate and Other	62	84	35
Consolidated Revenues	$26,959	$25,879	$24,949

Summarized financial performance data for each of the Company's reportable segments for the year ended December 31, are as follows:

($ in millions)	1999	1998	1997
Income from operations before income taxes and other items			
Property-Liability			
Underwriting income (loss)			
PP&C	$ 576	$1,355	$1,141
Discontinued Lines and Coverages	(49)	(51)	(18)
Total underwriting income	527	1,304	1,123
Net investment income	1,761	1,723	1,746
Realized capital gains and losses	948	806	787
Gain on disposition of operations	10	38	67
Property-Liability income from operations before income taxes and equity in net income of unconsolidated subsidiary	3,246	3,871	3,723
Life and Savings			
Premiums and contract charges	1,623	1,519	1,502
Net investment income	2,260	2,115	2,085
Realized capital gains and losses	193	325	190
Contract benefits	2,578	2,415	2,415
Operating costs and expenses	751	695	602
Loss on disposition of operations	–	–	5
Life and Savings income from operations before income taxes	747	849	755
Corporate and Other			
Net investment income	91	52	30
Realized capital gains and losses	(29)	32	5
Operating costs and expenses	148	108	79
Gain on disposition of operations	–	49	–
Corporate and Other income (loss) from operations before income taxes and dividends on preferred securities	(86)	25	(44)
Consolidated income from operations before income taxes and other items	$3,907	$4,745	$4,434

Additional significant financial performance data for each of the Company's reportable segments for the year ended December 31, are as follows:

($ in millions)	1999	1998	1997
Amortization of deferred policy acquisition costs			
PP&C	$2,908	$2,644	$2,491
Discontinued Lines and Coverages	–	–	–
Life and Savings	374	377	298
Consolidated	$3,282	$3,021	$2,789
Income tax expense			
Property-Liability	$ 934	$1,121	$1,087
Life and Savings	262	299	258
Corporate and Other	(48)	2	(21)
Consolidated	$1,148	$1,422	$1,324

Interest expense is primarily incurred in the Corporate and Other segment. Capital expenditures for long-lived assets are generally made at the Property-Liability level. A portion of these long-lived assets are utilized by entities included in the Life and Savings and Corporate and Other segments, and accordingly, are charged expenses in proportion to their use.

Summarized data for total assets and investments for each of the Company's reportable segments as of December 31, are as follows:

At December 31, ($ in millions)	1999	1998
Assets		
Property-Liability	$41,416	$41,662
Life and Savings	53,200	44,947
Corporate and Other	3,503	1,082
Consolidated	$98,119	$87,691
Investments		
Property-Liability	$32,943	$33,733
Life and Savings	34,444	31,765
Corporate and Other	2,258	1,027
Consolidated	$69,645	$66,525

18. Other Comprehensive Income

The components of other comprehensive income on a pretax and after-tax basis for the year ended December 31, are as follows:

	1999			1998			1997		
($ in millions)	Pretax	Tax	After-tax	Pretax	Tax	After-tax	Pretax	Tax	After-tax
Unrealized capital gains and losses:									
Unrealized holding gains (losses) arising during the period	$(1,507)	$527	$ (980)	$1,195	$(418)	$777	$2,147	$(751)	$1,396
Less: reclassification adjustments	993	(348)	645	929	(325)	604	889	(311)	578
Unrealized net capital gains (losses)	(2,500)	875	(1,625)	266	(93)	173	1,258	(440)	818
Unrealized foreign currency translation adjustments:									
Unrealized foreign currency translation adjustments arising during the period	22	(8)	14	(3)	1	(2)	(131)	46	(85)
Less: reclassification adjustments	–	–	–	–	–	–	(43)	15	(28)
Unrealized foreign currency translation adjustments	22	(8)	14	(3)	1	(2)	(88)	31	(57)
Other comprehensive income	$(2,478)	$867	$(1,611)	$ 263	$ (92)	$171	$1,170	$(409)	$ 761

19. Quarterly Results (unaudited)

	First quarter		Second quarter		Third quarter		Fourth quarter	
($ in millions except per share data)	1999	1998	1999	1998	1999	1998	1999	1998
Revenues	$6,807	$6,450	$6,592	$6,539	$6,551	$6,436	$7,009	$6,454
Net income	1,035	936	770	885	490	713	425	760
Earnings per share								
Basic	1.27	1.11	.96	1.06	.63	.87	.54	.93
Diluted	1.27	1.10	.95	1.05	.62	.86	.54	.93

Independent Auditors' Report

TO THE BOARD OF DIRECTORS AND
SHAREHOLDERS OF THE ALLSTATE CORPORATION:

We have audited the accompanying Consolidated Statements of Financial Position of The Allstate Corporation and subsidiaries as of December 31, 1999 and 1998, and the related Consolidated Statements of Operations, Comprehensive Income, Shareholders' Equity and Cash Flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of The Allstate Corporation and subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999 in conformity with generally accepted accounting principles.

Deloitte & Touche LLP

Chicago, Illinois
February 25, 2000

THE ALLSTATE CORPORATION

This Proxy is Solicited on behalf of the Board of Directors for the Annual Meeting to be Held May 18, 2000

The undersigned hereby appoints WARREN L. BATTS, EDWARD A. BRENNAN, JAMES M. DENNY, MICHAEL A. MILES, H. JOHN RILEY, JR., and JOSHUA I. SMITH and each of them, or if more than one is present and acting then a majority thereof, proxies, with full power of substitution and revocation, to vote the shares of The Allstate Corporation which the undersigned is entitled to vote at the annual meeting of stockholders, and at any adjournment thereof, with all the powers the undersigned would possess if personally present, including authority to vote on the matters shown on the reverse in the manner directed, and upon any other matter which may properly come before the meeting. Receipt is acknowledged of The Allstate Corporation's 1999 Summary Annual Report to stockholders and Notice and Proxy Statement for the 2000 Annual Meeting. Except as specified on the reverse side, the shares represented by this proxy will be voted FOR all nominees listed below, FOR Item 2 and AGAINST Items 3 and 4. The undersigned hereby revokes any proxy previously given to vote such shares at the meeting or at any adjournment.

Election of Directors

Nominees: (01) F. Duane Ackerman, (02) James G. Andress, (03) Warren L. Batts, (04) Edward A. Brennan, (05) James M. Denny, (06) W. James Farrell, (07) Ronald T. LeMay, (08) Edward M. Liddy, (09) Michael A. Miles, (10) H. John Riley, Jr., (11) Joshua I. Smith, (12) Judith A. Sprieser and (13) Mary Alice Taylor.

You are encouraged to specify your choices by marking the appropriate boxes (SEE REVERSE SIDE) but you need not mark any boxes if you wish to vote in accordance with the Board of Directors recommendations. Also see reverse side for instructions to vote your shares over the telephone or the Internet.

PLEASE MARK, SIGN, DATE AND MAIL THE PROXY CARD PROMPTLY USING THE ENCLOSED ENVELOPE

(Continued and to be signed on reverse side.)

▲ **FOLD AND DETACH HERE** ▲

X Please mark your votes as in this example.

2469

The proxies are directed to vote as specified below and in their judgment on all other matters coming before the meeting. Except as specified to the contrary below, the shares represented by this proxy will be voted FOR all nominees listed on the reverse side, FOR Item 2 and AGAINST Items 3 and 4.

The Board of Directors recommends a vote FOR all nominees listed and FOR Item 2.

	FOR	WITHHELD
1. Election of directors.	☐	☐

For, except vote withheld from the following nominee(s):

____

	FOR	AGAINST	ABSTAIN
2. Appointment of Deloitte & Touche LLP as independent auditors for 2000.	☐	☐	☐

The Board of Directors recommends a vote AGAINST Items 3 and 4.

	FOR	AGAINST	ABSTAIN
3. Provide cumulative voting for Board of Directors.	☐	☐	☐
4. Endorse CERES Principles.	☐	☐	☐

Please sign exactly as name appears hereon. Joint Owners should each sign. Where applicable, indicate official position or representative capacity.

____

____

SIGNATURE(S) DATE

▲ **FOLD AND DETACH HERE** ▲

The Allstate Corporation stockholders can now vote their shares over the telephone or the Internet. This eliminates the need to return the proxy card.

To vote your shares over the telephone or the Internet you must have your proxy card and Social Security Number available. The Control Number that appears in the box above, just below the perforation, must be used in order to vote by telephone or over the Internet. These systems can be accessed 24 hours a day, seven days a week up until the day prior to the meeting.

1. To vote over the telephone:
   On a touch-tone telephone call 1-877-PRX-VOTE (1-877-779-8683).

2. To vote over the Internet:
   Log on to the Internet and go to the web site http://www.eproxyvote.com/all.

Your vote over the telephone or the Internet instructs the proxies in the same manner as if you marked, signed, dated and returned your proxy card.

If you choose to vote your shares over the telephone or the Internet, there is no need for you to mail back your proxy card.

Your vote is important. Thank you for voting.

THE ALLSTATE CORPORATION

VOTING INSTRUCTION FORM

This card constitutes voting instructions by the undersigned to The Northern Trust Company (the ''Trustee''), trustee of the trust maintained under The Savings and Profit Sharing Fund of Allstate Employees (the ''Fund'') for all shares votable by the undersigned and held of record by the Trustee. First Chicago Trust Company, a division of EquiServe, as agent for the Trustee, will tabulate all Fund voting instruction forms received prior to the 2000 Annual Meeting of The Allstate Corporation to be held on May 18, 2000. **EXCEPT AS SPECIFIED ON THE REVERSE SIDE, THE SHARES REPRESENTED BY THIS VOTING INSTRUCTION FORM ARE HEREBY INSTRUCTED TO BE VOTED BY THE TRUSTEE ''FOR'' ALL NOMINEES LISTED BELOW, ''FOR'' ITEM 2 AND ''AGAINST'' ITEMS 3 AND 4.**

Election of Directors:

Nominees: (01) F. Duane Ackerman, (02) James G. Andress, (03) Warren L. Batts, (04) Edward A. Brennan, (05) James M. Denny, (06) W. James Farrell, (07) Ronald T. LeMay, (08) Edward M. Liddy, (09) Michael A. Miles, (10) H. John Riley, Jr., (11) Joshua I. Smith, (12) Judith A. Sprieser and (13) Mary Alice Taylor.

THE PROXY FOR WHICH YOUR INSTRUCTIONS ARE REQUESTED IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS. You are encouraged to specify your choices by marking the appropriate boxes (SEE REVERSE SIDE) but you need not mark any boxes if you wish to vote in accordance with the Board of Directors recommendations. Please mark, sign, date and mail this voting instruction form in the enclosed business reply envelope or, if you prefer, see reverse side for instructions to vote your shares over the Internet or by phone.

PLEASE MARK, SIGN, DATE AND MAIL THE VOTING INSTRUCTION FORM PROMPTLY USING THE ENCLOSED ENVELOPE

(Continued and to be signed on reverse side.)

▲ **FOLD AND DETACH HERE** ▲

TRUSTEE'S VOTING PROCEDURES

If there are any Fund shares votable for which instructions are not timely received, and as respects all unallocated shares held by the Fund, the Trustee will vote such shares as follows: if the Trustee receives timely voting instructions for at least 50% of the votable shares, then all such nonvoted shares and unallocated shares shall be voted in the same proportion and in the same manner as the shares for which timely instructions have been received, unless to do so would be inconsistent with the Trustee's duties. If the Trustee receives voting instructions with regard to less than 50% of the votable shares, the Trustee shall vote all unvoted and unallocated shares in its sole discretion. Discretionary authority will not be used in connection with voting on adjournment of the meeting in order to solicit further proxies. The undersigned hereby revokes any voting instruction previously given to vote such shares at the meeting or at any adjournment.

X **Please mark your votes as in this example.**

3009

The Trustee is directed to vote as specified below and in its discretion on all other matters coming before the meeting. Except as specified to the contrary below, the shares represented by this voting instruction form will be voted FOR all nominees listed on the reverse side, FOR Item 2 and AGAINST Items 3 and 4.

The Board of Directors recommends a vote FOR all nominees listed and FOR Item 2.

	FOR	WITHHELD
1. Election of directors.	☐	☐

For, except vote withheld from the following nominee(s):

____

	FOR	AGAINST	ABSTAIN
2. Appointment of Deloitte & Touche LLP as independent auditors for 2000.	☐	☐	☐

The Board of Directors recommends a vote AGAINST Items 3 and 4.

	FOR	AGAINST	ABSTAIN
3. Provide cumulative voting for Board of Directors.	☐	☐	☐
4. Endorse CERES Principles.	☐	☐	☐

Please sign exactly as name appears hereon.

____

____

SIGNATURE(S) DATE

▲ **FOLD AND DETACH HERE** ▲

Participants in The Savings and Profit Sharing Fund of Allstate Employees (the ''Fund'') can now vote their shares of stock of The Allstate Corporation over the telephone or the Internet. This eliminates the need to return this voting instruction form.

To vote your shares over the telephone or the Internet you must have your voting instruction form and Social Security Number available. The Voter Control Number that appears in the box above, just below the perforation, must be used in order to vote by telephone or over the Internet. These systems can be accessed 24 hours a day, seven days a week up until the day prior to the meeting.

1. To vote over the telephone:
   On a touch-tone telephone call 1-877-PRX-VOTE (1-877-779-8683).

2. To vote over the Internet:
   Log on to the Internet and go to the web site http://www.eproxyvote.com/all.

Your vote over the telephone or the Internet instructs the trustee for the Fund in the same manner as if you marked, signed, dated and returned your voting instruction form.

If you choose to vote your shares over the telephone or the Internet, there is no need for you to mail back your voting instruction form.

Your vote is important. Thank you for voting.